Second Quarter
Report to
Shareholders
Three and six months ended
June 30, 2026
Manulife Financial Corporation
1  Insurance new business metrics comprise annualized premium equivalent (“APE”) sales, new business contractual service margin net of NCI (“new business
CSM”), and new business value (“NBV”).
2  Core earnings is non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 2Q26 Management’s Discussion and Analysis (“2Q26 MD&A”).
3  Percentage growth/declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), and new business CSM are stated on a constant exchange rate (“CER”) basis and are non-GAAP ratios.
4  Core EPS, core ROE, and expense efficiency ratio are non-GAAP ratios.
5  Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2026. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.
6  For more information on APE sales, NBV and net flows, see “Non-GAAP and other financial measures” in our 2Q26 MD&A. Percentage growth/decline in APE sales, NBV and net flows are stated on a constant exchange rate basis.
7   Top-line refers to APE sales.
8   The transaction is expected to close in Q4 2026, subject to the receipt of regulatory approvals, see "Caution regarding forward-looking statements" below.
9  CSM net of non-controlling interests (“NCI”). Percentage growth in CSM net of NCI is stated on a constant exchange rate basis and is a non-GAAP ratio.

Manulife Financial Corporation – Second Quarter 2026	1
Manulife Financial Corporation (“Manulife” or the “Company”) reported its second quarter results for the period ended June 30, 2026, delivering double-digit growth in core EPS and all three insurance new business metrics.1
Key highlights for the second quarter of 2026 (“2Q26”) include:
•Core earnings2 of $1.9 billion, up 12% on a CER basis3 compared with the second quarter of 2025 (“2Q25”)
•Net income attributed to shareholders of $2.1 billion, up $0.3 billion from 2Q25
•Core EPS4 of $1.09, up 16%3 from 2Q25. EPS of $1.20, up 22%3 from 2Q25
•Core ROE4 of 16.3% and ROE of 18.0%
•LICAT ratio5 of 136%
•APE sales up 21%6, new business CSM up 16%3 and new business value (“NBV”) up 10%6 from 2Q25
•Global Wealth and Asset Management (“Global WAM”) net inflows6 of $0.4 billion, compared with $0.9 billion of net inflows in 2Q25
“Manulife delivered a strong second quarter, with disciplined execution driving momentum against our strategic priorities. Core
EPS increased 16% year over year, and all three insurance segments delivered double-digit top-line growth7, underscoring the strength of our diversified portfolio. In Asia, core earnings grew 21%, complemented by double-digit growth across all three new business metrics, while Global WAM expanded its margin and generated positive net flows, including strong contributions from our recently acquired CQS and Comvest businesses.
“Manulife continued to strengthen our distribution capabilities and advance product innovation, including the launch of new high-net-worth insurance solutions, the expansion of ETF-based investment offerings in Global WAM, and a new advisor network in the U.S. We are also accelerating the integration of AI across our business to enhance customer and distributor experiences, improve efficiency, and deliver tangible value. Recent industry recognition underscores our AI leadership and ability to scale innovation globally. The long-term care reinsurance transaction announced today will further reduce our risk profile, highlighting how we’re continuing to strengthen our business through innovative actions.8 We remain well positioned to continue executing on our strategy to generate sustainable growth over the long-term.”
— Phil Witherington, Manulife President & Chief Executive Officer
“Our CSM balance9 increased 20% year over year, reflecting strong new business growth and further strengthening our future earnings capacity. We also delivered positive operating leverage this quarter, achieving an expense efficiency ratio of 44.5%.4
Supported by our strong balance sheet and low financial leverage, we remained disciplined in our capital deployment, returning $2.6 billion to shareholders through dividends and share buybacks in the first half of 2026. Core ROE of 16.3%
increased 130 basis points compared with 2Q25, reflecting the strength of our high-growth businesses. Together, these results underscore our continued focus on high-quality growth and long-term value creation.”
— Colin Simpson, Manulife Chief Financial Officer
1  Percentage growth/decline in net income attributed to shareholders is stated on a constant exchange rate basis and is a non-GAAP ratio.
2  Adjusted book value per common share and financial leverage ratio are non-GAAP ratios.
3  For more information on gross flows and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” in our 2Q26 MD&A. Percentage growth/decline in gross flows and average AUMA are stated on a constant exchange rate basis.
4  Core EBITDA margin is a non-GAAP ratio.

Manulife Financial Corporation – Second Quarter 2026	2
Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	2Q26	2Q25	Change	2026	2025	Change
Net income attributed to shareholders[1]	$2,110	$1,789	17%	$3,257	$2,274	45%
Core earnings	$1,923	$1,726	12%	$3,759	$3,493	10%
EPS ($)	$1.20	$0.98	22%	$1.85	$1.23	52%
Core EPS ($)	$1.09	$0.95	16%	$2.15	$1.94	14%
ROE	18.0%	15.6%	2.4 pps	14.1%	9.7%	4.4 pps
Core ROE	16.3%	15.0%	1.3 pps	16.4%	15.3%	1.1 pps
Book value per common share ($)	$27.48	$24.90	10%	$27.48	$24.90	10%
Adjusted book value per common share ($)[2]	$41.12	$35.78	15%	$41.12	$35.78	15%
Financial leverage ratio (%)[2]	22.2%	23.6%	(1.4) pps	22.2%	23.6%	(1.4) pps
APE sales	$2,698	$2,230	21%	$5,519	$4,919	13%
New business CSM	$1,024	$882	16%	$2,043	$1,789	16%
NBV	$929	$846	10%	$1,873	$1,753	8%
Global WAM net flows ($ billions)	$0.4	$0.9	(57)%	$(3.9)	$1.4	-
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	2Q26	2Q25	Change	2026	2025	Change
Asia (US$)
Net income attributed to shareholders	$768	$600	28%	$1,201	$1,035	17%
Core earnings	616	520	21%	1,214	1,012	21%
APE sales	1,496	1,233	21%	3,095	2,645	15%
New business CSM	561	480	17%	1,146	978	16%
NBV	506	451	13%	1,039	908	14%
Canada
Net income attributed to shareholders	$306	$390	(22)%	$544	$612	(11)%
Core earnings	379	419	(10)%	731	793	(8)%
APE sales	426	345	23%	842	836	1%
New business CSM	129	100	29%	232	191	21%
NBV	162	161	1%	314	341	(8)%
U.S. (US$)
Net income attributed to shareholders	$110	$26	323%	$211	$(371)	-
Core earnings	218	141	55%	459	392	17%
APE sales	145	130	12%	300	250	20%
New business CSM	85	86	(1)%	168	156	8%
NBV	48	46	4%	92	94	(2)%
Global WAM
Net income attributed to shareholders	$514	$482	7%	$917	$925	2%
Core earnings	505	463	9%	953	917	6%
Gross flows ($ billions)[3]	58.7	43.8	33%	114.8	94.1	23%
Average AUMA ($ billions)[3]	1,162	1,005	15%	1,140	1,022	13%
Core EBITDA margin (%)[4]	31.2%	30.1%	110 bps	30.1%	29.2%	90 bps
1  Current ranking announced in July 2026 and is based on 2025 full year performance. Manulife ranked third globally among multinational insurers.
2  See section A1 “Profitability” in our 2Q26 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.

Manulife Financial Corporation – Second Quarter 2026	3
Strategic Highlights
We are differentiating through superior distribution and product innovation
In Asia, we demonstrated the strength and caliber of our agency force with Manulife Asia achieving a 9% year-over-year increase in the number of Million Dollar Round Table (“MDRT”) members, the highest increase among top 10 multinational insurers1 in 2026. This reflects continued progress in scaling our high-quality agency force, supported by investments in
Manulife Business Academy training programs, AI-enabled capability building, and broader advisor excellence initiatives.
We launched two high-net-worth (“HNW”) insurance solutions this quarter. The first is an indexed HNW Takaful solution, the first of its kind, designed to address the evolving wealth, protection, and legacy planning needs of affluent families and business owners across the Middle East, North Africa and South Asia. And the second is a HNW insurance savings solution that uniquely combines the long-term stability and wealth preservation benefits of a participating life insurance policy with
investment diversification through the addition of a Manulife | CQS asset-backed securities strategy.
In Global WAM, we expanded our ETF-based investment offerings to our retail customers across North America, with the launch of new asset allocation ETFs and ETF-based mutual funds in Canada, and the John Hancock Hedged Equity ETF in the U.S., broadening access to actively managed, outcome-oriented investment solutions.
In the U.S., we established the Longer. Healthier. Better. Network, an aligned community of independent licensed financial advisors committed to supporting customer longevity, wellness and financial well-being through our differentiated insurance and wealth-planning solutions. Additionally, we broadened the customer reach of our life insurance solutions with an enhanced variable universal life offering that delivers greater protection, flexibility, and long‑term value, better aligning our suite of solutions with evolving customer needs and supporting future growth.
We are making continued progress on our AI strategic priority, with industry recognition of our leadership and execution
We were named the number one life insurer for AI maturity for the second consecutive year in the 2026 Evident AI Index for
Insurance, while ranking first among North American insurers, and in the top three overall among 30 major insurers in North
America and Europe. This recognition highlights our ability to scale AI-driven innovation across our global footprint, delivering measurable business value and impact, and accelerating progress on our strategic priority to operate as an AI-powered organization.
In Canada, we were recognized as the Model Insurer for Data, Analytics & AI by Celent, a global financial services research and advisory firm, for our innovative use of AI in underwriting through the Manulife Automated Underwriting Decision Engine
(“MAUDE”), reflecting our AI leadership in elevating advisor and customer experiences by accelerating access to coverage and enhancing operational efficiency.
In Global WAM, we advanced scalable AI capabilities with the launch of new agentic AI solutions, bringing the portfolio to 13 solutions across AI-powered document intelligence readers and knowledge assistants. These capabilities are enhancing customer experience, improving operational efficiency, and creating a model for scaling AI across Manulife.
In Asia, we became a Core Participating Insurer in the Hong Kong Insurance Authority’s AI Cohort Programme, underscoring our commitment to advancing the responsible adoption of AI and supporting Hong Kong’s development as a regional hub for AI innovation.
We are advancing our health and longevity leadership through partnerships, insights, and wellness offerings
We reinforced our leadership in longevity with the launch of the Longevity Preparedness Tool, a first‑of‑its‑kind personalized assessment developed in collaboration with the MIT AgeLab and our U.S. insurance and retirement businesses, helping individuals assess and improve their readiness for living longer, healthier, better lives.
In Asia, we activated our strategic partnership with Bupa International Limited (“Bupa”) in Hong Kong, expanding customer access to Bupa’s healthcare provider partners. This initial phase of enhancements quadrupled our medical specialist network to more than 900 providers, providing customers with greater choice for healthcare.
In Global WAM, we enhanced health and wellness offerings for eligible Canada Group Retirement plan members and private wealth clients, providing preferred-rate access to select health and wellness solutions, reinforcing our focus on health, wealth, and longevity.
In Canada, we released our 2025 Wellness Report, providing unique insights into the evolving health and wellness needs of
Canada’s workforce and helping our group benefits plan sponsors make more informed decisions about the programs and benefits that can best meet the needs of their employees.
Continued business growth supported double-digit increase in core earnings2
Core earnings of $1.9 billion in 2Q26, up 12% from 2Q25
The increase in core earnings reflected strong business growth in Asia and Global WAM, a lower charge in the expected credit loss (“ECL”) provision, and the net positive impact of 2025 updates to actuarial methods and assumptions. The increase was partially offset by lower investment spreads in the U.S., the impact of the eMPF transition in Hong Kong, and more unfavourable net insurance experience.
1  For more information on new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” in our 2Q26 MD&A.
2  Percentage growth / decline in our CSM net of NCI balance from organic CSM movement is stated on a constant exchange rate basis and is a non-GAAP ratio.
This percentage is calculated as the annualized year-to-date change in organic CSM net of NCI divided by the December 31, 2025 CSM net of NCI balance.
3  Post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) is a non-GAAP financial measure.

Manulife Financial Corporation – Second Quarter 2026	4
•Asia core earnings increased 21%, reflecting continued business growth and the net positive impact of 2025 updates to actuarial methods and assumptions, partially offset by less favourable insurance experience.
•Global WAM core earnings increased 9%, primarily driven by higher net fee income from favourable market impacts over
the past 12 months and contributions from the Manulife | Comvest business, partially offset by the impact of the eMPF transition in Hong Kong and higher expenses supporting business growth.
•Canada core earnings decreased 10%, reflecting unfavourable claims experience, and higher expenses in Group
Insurance to support the growing business and transformational investments to elevate customer experience. This was partially offset by the net positive impact of 2025 updates to actuarial methods and assumptions, an ECL provision release, and higher investment spreads.
•U.S. core earnings increased 55%, reflecting improved claims experience in both life and long-term care and a lower charge in the ECL provision, partially offset by lower investment spreads.
•Corporate and Other core earnings decreased by $45 million, primarily driven by a higher accrual for withholding taxes, lower earnings on surplus assets, and higher expenses.
Net Income attributed to shareholders of $2.1 billion in 2Q26, $0.3 billion higher compared with 2Q25
The $0.3 billion increase in net income was driven by core earnings growth and more favourable market experience. The net gain from market experience in 2Q26 reflected higher-than-expected returns on public equity, partially offset by lower-than-
expected returns on alternative long-duration assets, mainly related to infrastructure, private equity and real estate investments.
Double-digit growth across insurance new business metrics and positive net flows in Global WAM
APE sales, new business CSM and NBV increased 21%, 16%, and 10%, respectively, highlighting the strength of our diversified business portfolio
•Asia continued to deliver strong momentum in APE sales, new business CSM and NBV, with a year-over-year increase of
21%, 17% and 13%, respectively, primarily driven by growth in Hong Kong, Singapore and Japan. NBV margin was
36.3%.1
•Canada APE sales increased 23%, driven by higher sales in large-case Group Insurance and participating life insurance.
New business CSM also grew 29%, reflecting higher sales, and increased margins in Individual Insurance and Annuities.
NBV increased 1%, as higher sales more than offset the impacts of lower margins and a less favourable product mix in
Group Insurance.
•In the U.S., APE sales increased 12%, supported by product enhancements and distribution expansion. The impact of higher sales combined with a less favourable product mix resulted in a 4% increase in NBV and a 1% decrease in new business CSM.
Global WAM net inflows of $0.4 billion in 2Q26, compared with net inflows of $0.9 billion in 2Q25
•Retirement net outflows were $4.9 billion in 2Q26 compared with net inflows of $2.0 billion in 2Q25. The variance reflects higher retirement plan redemptions, higher net member withdrawals reflecting higher account balances from market growth in North America, and a large-case plan sponsor sale in the U.S. in 2Q25.
•Retail net outflows were $1.4 billion in 2Q26 compared with net outflows of $3.2 billion in 2Q25. The variance is primarily driven by higher net flows in mainland China, third-party intermediaries in the U.S., and in our retail wealth business in
Canada, partially offset by lower net flows in Canada active mutual funds through third-party intermediaries.
•Institutional Asset Management net inflows were $6.7 billion in 2Q26 compared with net inflows of $2.1 billion in 2Q25.
The variance is attributed to higher net flows from fixed income mandates, money market mandates in mainland China,
infrastructure mandates, and private credit mandates in the Manulife | Comvest business, along with higher net flows from
Manulife | CQS products.
New business growth continued to drive higher organic CSM and CSM balance
CSM was $27,263 million as at June 30, 2026
CSM increased $2,294 million compared with December 31, 2025. Organic CSM movement contributed $1,191 million of the increase, representing a 10% annualized growth in our CSM net of NCI balance2, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of $1,103 million, driven by the favourable impacts of changes in foreign currency exchange rates and equity market performance. Post-tax CSM net of NCI3 was $22,667 million as at June 30, 2026.

Manulife Financial Corporation – Second Quarter 2026	5
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of August 5, 2026, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2026 and the MD&A and audited Consolidated Financial Statements contained in our 2025 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk
Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2025 Annual Report (“2025
MD&A”) and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.
CONTENTS

A.TOTAL COMPANY PERFORMANCE
1.Profitability
2.Business Performance
3.Financial Strength
4.Assets under Management and Administration
5.Impact of Foreign Currency Exchange Rates
6.Business Highlights
B.PERFORMANCE BY SEGMENT
1.Asia
2.Canada
3.U.S.
4.Global Wealth and Asset Management
5.Corporate and Other
C.RISK MANAGEMENT AND RISK
FACTORS UPDATE
1.Variable Annuity and Segregated Fund Guarantees
Sensitivities and Risk Exposure Measures
2.Caution Related to Sensitivities
3.Publicly Traded Equity Performance Risk Sensitivities and
Exposure Measures
4.Interest Rate and Spread Risk Sensitivities and Exposure
Measures
5.Alternative Long-duration Asset Performance Risk
Sensitivities and Exposure Measures
D.CRITICAL ACTUARIAL AND
ACCOUNTING POLICIES
1.Critical Actuarial and Accounting Policies
2.Sensitivity to Changes in Assumptions
3.Accounting and Reporting Changes
E.OTHER
1.Outstanding Common Shares – Selected Information
2.Legal and Regulatory Proceedings
3.Non-GAAP and Other Financial Measures
4.Caution Regarding Forward-looking Statements
5.Quarterly Financial Information
6.Revenue
7.Other
1 Percentage growth/declines in core earnings, pre-tax core earnings, contractual service margin (“CSM”) net of non-controlling interests (“NCI”), new business contractual service margin (“new business CSM”), assets under management and administration (“AUMA”), assets under management (“AUM”), core earnings before interest, taxes, depreciation and amortization (“core EBITDA”), and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
2  The increase in Global WAM net fee income is due to higher average assets under management and administration (“average AUMA”), mainly reflecting the favourable impact of markets over the past 12 months. For more information on average AUMA, see “Non-GAAP and Other Financial Measures” below.
3  Formerly Comvest Credit Partners.

Manulife Financial Corporation – Second Quarter 2026	6
ATOTAL COMPANY PERFORMANCE
A1Profitability

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q26	1Q26	2Q25	2026	2025
Net income (loss) attributed to shareholders	$2,110	$1,147	$1,789	$3,257	$2,274
Core earnings(1)	$1,923	$1,836	$1,726	$3,759	$3,493
Diluted earnings (loss) per common share ($)	$1.20	$0.65	$0.98	$1.85	$1.23
Diluted core earnings per common share (“Core EPS”) ($)(2)	$1.09	$1.06	$0.95	$2.15	$1.94
ROE	18.0%	10.1%	15.6%	14.1%	9.7%
Core return on shareholders’ equity (“Core ROE”)(2)	16.3%	16.5%	15.0%	16.4%	15.3%
Expense efficiency ratio(2)	44.5%	46.0%	45.5%	45.2%	45.7%
General expenses	$1,248	$1,251	$1,140	$2,499	$2,342
Core expenses(1)	$1,826	$1,827	$1,689	$3,653	$3,465
(1)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(2)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
Quarterly profitability
Manulife’s net income attributed to shareholders was $2,110 million in the second quarter of 2026 (“2Q26”) compared with
$1,789 million in the second quarter of 2025 (“2Q25”). Net income attributed to shareholders is comprised of core earnings
(consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,923 million in
2Q26 compared with $1,726 million in 2Q25, and items excluded from core earnings, which amounted to a net gain of $187 million in 2Q26 compared with a net gain of $63 million in 2Q25. The effective tax rate on net income (loss) attributed to shareholders was 17% in 2Q26 compared with 15% in 2Q25 primarily due to differences in the jurisdictional mix of earnings.
Net income attributed to shareholders in 2Q26 increased $321 million compared with 2Q25, reflecting growth in core earnings and more favourable market experience. Total market experience was a net gain of $201 million in 2Q26 primarily related to higher-than-expected returns on public equity, partially offset by lower-than-expected returns on alternative long-duration assets (“ALDA”), mainly related to infrastructure, private equity and, real estate investments.
Core earnings increased $197 million or 12% on a constant exchange rate (“CER”) basis1 compared with 2Q25. The increase in our insurance business was driven by a lower charge in our provision for expected credit losses (“ECL”), improved claims experience in the U.S., business growth, primarily in our Asia segment, and the net positive impact of 2025 updates to actuarial methods and assumptions. This was partially offset by unfavourable insurance experience in Canada, largely driven by higher claims, along with higher expenses in Canada Group Insurance to support the growing business and transformational investment to elevate the customer experience, lower expected investment earnings, and less favourable insurance experience in Asia. For Global Wealth and Asset Management (“Global WAM”), the increase in core earnings
reflected higher net fee income2 and contributions from the Manulife | Comvest business3, partially offset by the impact of the
electronic Mandatory Provident Fund (“eMPF”) transition in Hong Kong and higher expenses supporting business growth.
The following table presents information on the change in the expected credit loss for the reporting period.

($ millions, unaudited)	Quarterly Results			YTD Results
	2Q26	1Q26	2Q25	2026	2025
Change in ECL
Net new originations and purchases	$(11)	$(17)	$(14)	$(28)	$(14)
Changes to risk, parameters and models
Credit migration	(37)	(21)	(76)	(58)	(80)
Parameter and model updates, and other	47	(1)	(12)	46	(54)
Total (increase) recovery in ECL, pre-tax	$(1)	$(39)	$(102)	$(40)	$(148)
Total (increase) recovery in ECL, post-tax	$(1)	$(32)	$(83)	$(33)	$(121)
The change in the ECL provision was neutral in 2Q26 primarily related to parameter and model updates, reflecting the positive macroeconomic impact of equity market growth, offset by credit migration and net new originations and purchases. The increase in the ECL provision of $83 million in 2Q25 was primarily related to the credit migration of certain below-investment grade loan investments in the U.S. and parameter updates.
1  The reinsurance transaction with the Reinsurance Group of America, Incorporated (“RGA U.S. Reinsurance Transaction”) closed January 1, 2025. The net realized loss of $732 million in the first quarter of 2025 from the sale of debt instruments which are classified as fair value through other comprehensive income
(“FVOCI”) arose from the transfer of assets with respect to the RGA U.S. Reinsurance Transaction, and had an offsetting change in other comprehensive income (“OCI”) attributed to shareholders, resulting in a neutral impact to book value.

Manulife Financial Corporation – Second Quarter 2026	7
Year-to-date profitability
Net income attributed to shareholders for the six months ended June 30, 2026 was $3,257 million compared with $2,274 million for the six months ended June 30, 2025. Year-to-date core earnings amounted to $3,759 million in 2026 compared with
$3,493 million in the same period of 2025, and items excluded from year-to-date core earnings amounted to a net charge of
$502 million in 2026 compared with a net charge of $1,219 million in the same period of 2025. The effective tax rate on year-
to-date net income (loss) attributed to shareholders was 16% in 2026 compared with 13% for the same period in 2025 primarily due to differences in the jurisdictional mix of earnings.
Year-to-date net income attributed to shareholders in 2026 increased $983 million compared with the same period of 2025 primarily reflecting a lower net charge from market experience and growth in core earnings. Total year-to-date market experience was a net charge of $465 million in 2026, primarily related to lower-than-expected returns on ALDA, mainly from real estate, private equity, infrastructure, and timber investments, partially offset by higher-than-expected returns on public equity. Market experience in 2025 included a net realized loss on the sale of debt instruments of $732 million from the transfer of assets with respect to the RGA U.S. Reinsurance Transaction.1
Year-to-date core earnings in 2026 increased $266 million or 10% compared with the same period of 2025. The increase in our year-to-date core earnings was mainly due to similar factors as noted above for 2Q26, and the impact of estimated losses from
California wildfires recorded in 2025 in our Property and Casualty Reinsurance business.
The year-to-date increase in the ECL provision of $33 million post-tax in 2026 reflected credit migration, partially offset by positive parameter and model updates from the favourable macroeconomic impact of equity market growth. The year-to-date increase in the provision of $121 million post-tax in the same period of 2025 was driven by the same factors as noted above for 2Q25, with increased provisions for parameter and model updates that reflect the impact of a challenging economic environment.
Core earnings by segment is presented in the following table.

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q26	1Q26	2Q25	2026	2025
Core earnings by segment
Asia	$853	$820	$720	$1,673	$1,425
Canada	379	352	419	731	793
U.S.	301	331	194	632	555
Global Wealth and Asset Management	505	448	463	953	917
Corporate and Other	(115)	(115)	(70)	(230)	(197)
Total core earnings	$1,923	$1,836	$1,726	$3,759	$3,493
1 This is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.

Manulife Financial Corporation – Second Quarter 2026	8
The following table presents net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q26	1Q26	2Q25	2026	2025
Core earnings	$1,923	$1,836	$1,726	$3,759	$3,493
Items excluded from core earnings:
Market experience gains (losses)(1)	201	(666)	113	(465)	(1,219)
Realized gains (losses) on debt instruments	(18)	(31)	(5)	(49)	(786)
Derivatives and hedge accounting ineffectiveness	(1)	(25)	74	(26)	(3)
Actual less expected long-term returns on public equity	421	(342)	217	79	9
Actual less expected long-term returns on ALDA	(266)	(242)	(172)	(508)	(447)
Other investment results	65	(26)	(1)	39	8
Updates to actuarial methods and assumptions that flow directly through income	-	-	-	-	-
Restructuring charge	-	-	-	-	-
Amortization of acquisition-related intangible assets(2)	(16)	(18)	-	(34)	-
Reinsurance transactions, tax-related items and other(3)	2	(5)	(50)	(3)	-
Total items excluded from core earnings	187	(689)	63	(502)	(1,219)
Net income (loss) attributed to shareholders	$2,110	$1,147	$1,789	$3,257	$2,274
(1)Market experience was a net gain of $201 million in 2Q26, driven by higher-than-expected returns from public equity, and a net gain from other investment results, partially offset by lower-than-expected returns on ALDA, mainly related to infrastructure, private equity and real estate investments, and net realized losses from debt instruments which are classified as FVOCI. Market experience was a net gain of $113 million in 2Q25, driven by higher-than-expected returns on public equity and gains from derivatives and hedge accounting ineffectiveness, partially offset by lower-than-expected returns on ALDA, mainly related to real estate and private equity investments, and net realized losses from debt instruments which are classified as FVOCI.
(2)This item is excluded from core earnings commencing in the third quarter of 2025 (“3Q25”). See “Non-GAAP and Other Financial Measures” below for more information.
(3)The 2Q26 net gain of $2 million was mainly related to fair value changes in long-term investment plan obligations in Global WAM. The 2Q25 net charge of $50 million was primarily driven by an accounting true-up in Asia.
Net income attributed to shareholders by segment is presented in the following table.

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q26	1Q26	2Q25	2026	2025
Net income (loss) attributed to shareholders by segment
Asia	$1,062	$595	$830	$1,657	$1,454
Canada	306	238	390	544	612
U.S.	153	138	36	291	(533)
Global Wealth and Asset Management	514	403	482	917	925
Corporate and Other	75	(227)	51	(152)	(184)
Total net income attributed to shareholders	$2,110	$1,147	$1,789	$3,257	$2,274
Expense efficiency ratio
We use the expense efficiency ratio to measure progress on our expense management initiatives. It reflects core expenses which are equal to total expenses1 less those expenses reported in items excluded from core earnings. Total expenses consist of general expenses, directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach (“PAA”) and for other products without a CSM.
Quarterly expense efficiency ratio
The expense efficiency ratio was 44.5% in 2Q26, compared with 45.5% in 2Q25. The 1.0 percentage point improvement in the ratio in 2Q26 compared with 2Q25 is attributed to core expenses growing at a slower rate than pre-tax core earnings1. The impact of the increase in core expenses mainly reflected higher workforce related costs, primarily driven by business growth, and continued strategic investments in transformational efforts, including AI-focused initiatives, partially offset by operational efficiencies.
Total general expenses increased in 2Q26 compared with 2Q25, driven by the items noted above related to the overall increase in core expenses and an increase in expenses reported in items excluded from core earnings. The expenses reported in items excluded from core earnings in 2Q26 were primarily from the amortization of acquisition-related intangible assets in Global WAM, and in 2Q25, were not significant.
1  Percentage growth/declines in APE sales and NBV are stated on a constant exchange rate basis.
2  Other markets include Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines, and Vietnam.
3  For more information on this metric, see “Non-GAAP and Other Financial Measures” below.

Manulife Financial Corporation – Second Quarter 2026	9
Year-to-date expense efficiency ratio
The year-to-date expense efficiency ratio was 45.2% in 2026, compared with 45.7% in the same period of 2025. The 0.5 percentage point improvement in the year-to-date ratio in 2026 compared with the same period of 2025 reflects core expenses growing at a slower rate than pre-tax core earnings. The year-to-date increase in core expenses was mainly due to similar factors as noted above for 2Q26.
Total year-to-date general expenses in 2026 increased compared with the same period of 2025, driven by similar items noted
above related to the overall increase in year-to-date core expenses, and an increase in expenses reported in items excluded from core earnings. Year-to-date general expenses excluded from core earnings in 2026 included similar items noted above for
2Q26, and in 2025, were not significant.
A2Business Performance

	Quarterly Results			YTD Results
($ millions, unless otherwise stated) (unaudited)	2Q26	1Q26	2Q25	2026	2025
Asia APE sales	$2,071	$2,193	$1,705	$4,264	$3,732
Canada APE sales	426	416	345	842	836
U.S. APE sales	201	212	180	413	351
Total APE sales(1)	2,698	2,821	2,230	5,519	4,919
Asia new business CSM(2)	777	802	663	1,579	1,378
Canada new business CSM	129	103	100	232	191
U.S. new business CSM	118	114	119	232	220
Total new business CSM(2)	1,024	1,019	882	2,043	1,789
Asia new business value	701	731	622	1,432	1,279
Canada new business value	162	152	161	314	341
U.S. new business value	66	61	63	127	133
Total new business value(1)	929	944	846	1,873	1,753
Asia CSM net of NCI	19,562	18,228	15,786	19,562	15,786
Canada CSM	4,509	4,432	4,133	4,509	4,133
U.S. CSM	3,188	2,927	2,386	3,188	2,386
Corporate and Other CSM	4	2	11	4	11
Total CSM net of NCI	27,263	25,589	22,316	27,263	22,316
Post-tax CSM net of NCI(3)	22,667	21,255	18,527	22,667	18,527
Global WAM gross flows ($ billions)(1)	58.8	56.0	43.8	114.8	94.1
Global WAM net flows ($ billions)(1)	0.5	(4.4)	0.9	(3.9)	1.4
Global WAM assets under management and administration ($ billions)(3)	1,217.3	1,110.1	1,039.0	1,217.3	1,039.0
Global WAM total invested assets ($ billions)	11.5	10.9	10.4	11.5	10.4
Global WAM segregated funds net assets ($ billions)	342.2	311.4	295.5	342.2	295.5
Total assets under management and administration ($ billions)(3),(4)	1,847.2	1,705.3	1,608.2	1,847.2	1,608.2
Total invested assets ($ billions)(4)	485.8	461.8	438.5	485.8	438.5
Segregated funds net assets ($ billions)(4)	497.9	455.7	436.6	497.9	436.6
(1)For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
(2)New business CSM is net of NCI.
(3)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(4)See section A4 below for more information.
Annualized premium equivalent (“APE”) sales were $2.7 billion in 2Q26, an increase of 21%1 compared with 2Q25, new business CSM was $1,024 million in 2Q26, an increase of 16% compared with 2Q25 and new business value (“NBV”) was
$929 million in 2Q26, an increase of 10%1 compared with 2Q25. New business results by segment were as follows:
•Asia continued to deliver strong momentum in APE sales, new business CSM and NBV in 2Q26, with an increase of 21%,
17%, and 13%, respectively, compared with 2Q25, primarily driven by growth in Hong Kong, Singapore and Japan, partially offset by a decline in Other markets2. NBV margin3 was 36.3% in 2Q26 compared with 40.0% in 2Q25.
•Canada APE sales increased 23% compared with 2Q25, driven by higher sales in large-case Group Insurance and participating life insurance. New business CSM also grew 29% compared with 2Q25, reflecting higher sales, and increased margins in Individual Insurance and Annuities. NBV increased 1% compared with 2Q25, as higher sales more than offset the impacts of lower margins and a less favourable product mix in Group Insurance.
•In the U.S., APE sales increased 12% in 2Q26 compared with 2Q25, supported by product enhancements and distribution expansion. New business CSM decreased 1% compared with 2Q25 due to product mix, partially offset by higher sales.
NBV increased 4% compared with 2Q25 due to higher sales, partially offset by product mix.
1  Percentage growth / decline in our CSM net of NCI balance from organic CSM movement is stated on a constant exchange rate basis and is a non-GAAP ratio.
This percentage is calculated as the annualized year-to-date change in organic CSM net of NCI divided by the December 31, 2025 CSM net of NCI balance.
See “Non-GAAP and Other Financial Measures” below for more information.

Manulife Financial Corporation – Second Quarter 2026	10
Year-to-date APE sales were $5.5 billion in 2026, an increase of 13% compared with the same period of 2025, year-to-date new business CSM was $2.0 billion in 2026, an increase of 16% compared with the same period of 2025 and year-to-date
NBV was $1.9 billion in 2026, an increase of 8% compared with the same period of 2025. New business results by segment were as follows:
•Asia year-to-date APE sales, new business CSM and NBV increased 15%, 16% and 14%, respectively, in 2026 compared with the same period of 2025, primarily driven by growth in Hong Kong, Japan and Singapore, partially offset by a decline in mainland China and Other markets. NBV margin was 37.3% in 2026 compared with 39.0% in the same period of 2025.
•Canada year-to-date APE sales increased 1% in 2026 compared with the same period of 2025, as higher participating life insurance sales were mostly offset by lower sales across all group benefits markets. New business CSM increased 21%
compared with the same period of 2025, primarily reflecting higher sales in Individual Insurance and higher margins in
Annuities and Individual Insurance. Year-to-date NBV decreased 8% mainly due to lower margins and sales, as well as less favourable product mix in Group Insurance, partially offset by higher sales in Individual Insurance.
•U.S. year-to-date APE sales increased 20% in 2026 compared with the same period of 2025, supported by product enhancements and distribution expansion. New business CSM increased 8% compared with the same period of 2025 due to higher sales, partially offset by product mix. NBV decreased 2% compared with the same period of 2025 due to product mix, partially offset by higher sales.
CSM net of NCI was $27,263 million as at June 30, 2026, an increase of $2,294 million compared with December 31, 2025.
Organic CSM movement was an increase of $1,191 million in the first half of 2026, representing a 10% annualized growth in our CSM net of NCI balance1, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of $1,103 million in the first half of 2026, primarily driven by the favourable impacts of changes in foreign currency exchange rates and equity market performance.
Global WAM reported net inflows were $0.4 billion in 2Q26 compared with net inflows of $0.9 billion in 2Q25:
•Retirement net outflows were $4.9 billion in 2Q26 compared with net inflows of $2.0 billion in 2Q25. The variance reflects higher retirement plan redemptions, higher net member withdrawals reflecting higher account balances from market growth in North America, and a large-case plan sponsor sale in the U.S. in 2Q25.
•Retail net outflows were $1.4 billion in 2Q26 compared with net outflows of $3.2 billion in 2Q25. The variance is primarily driven by higher net flows in mainland China, third-party intermediaries in the U.S., and in our retail wealth business in
Canada, partially offset by lower net flows in Canada active mutual funds through third-party intermediaries.
•Institutional Asset Management net inflows were $6.7 billion in 2Q26 compared with net inflows of $2.1 billion in 2Q25.
The variance is attributed to higher net flows from fixed income mandates, money market mandates in mainland China,
infrastructure mandates, and private credit mandates in the Manulife | Comvest business, along with higher net flows from
Manulife | CQS products.
Year-to-date net outflows were $3.9 billion in 2026, compared with net inflows of $1.4 billion in the same period of 2025. The decrease in year-to-date net flows was primarily driven by higher net outflows in Retirement, due to higher net member withdrawals in North America, higher plan redemptions in the U.S., and a large-case plan sponsor sale in 2Q25, as well as higher net outflows in Retail, due to lower net flows in active funds through third-party intermediaries in North America.
Institutional Asset Management net flows were higher than the prior year, driven by the same factors as mentioned above, partially offset by lower sales in equity mandates.
A3Financial Strength

	Quarterly Results			YTD Results
(unaudited)	2Q26	1Q26	2Q25	2026	2025
MLI’s LICAT ratio(1)	136%	136%	136%	136%	136%
Financial leverage ratio(2)	22.2%	22.5%	23.6%	22.2%	23.6%
Consolidated capital ($ billions)(3)	$86.8	$82.8	$78.0	$86.8	$78.0
Book value per common share ($)	$27.48	$26.30	$24.90	$27.48	$24.90
Adjusted book value per common share ($)(2)	$41.12	$39.01	$35.78	$41.12	$35.78
(1)This item is disclosed under the Office of the Superintendent of Financial Institutions (“OSFI”) Life Insurance Capital Adequacy Test Public Disclosure
Requirements guideline.
(2)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
(3)This item is a capital management measure. For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at
June 30, 2026 was 136% compared with 136% as at March 31, 2026. The ratio reflected the positive impact of earnings and increases in the CSM net of NCI, offset by dividends and common share buybacks.
1  The issuance of $0.5 billion of Singapore dollar subordinated notes in 2Q26.
2  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
3  Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares. Included in this balance is $17.9 billion of encumbered cash and cash equivalents and marketable securities as at
June 30, 2026 (December 31, 2025 - $17.3 billion).
4  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
5  Current ranking announced in July 2026 and is based on 2025 full year performance. Manulife ranked third globally among multinational insurers.

Manulife Financial Corporation – Second Quarter 2026	11
MFC’s LICAT ratio was 126% as at June 30, 2026 compared with 125% as at March 31, 2026, driven by similar factors that impacted the movement in MLI’s LICAT ratio, as well as the issuance of subordinated debt1. The difference between the MLI and MFC ratios as at June 30, 2026 was largely due to the $6.5 billion of MFC senior debt outstanding that does not qualify as available capital for MFC, but based on the form in which it was down-streamed, it qualifies as regulatory capital for MLI.
MFC’s financial leverage ratio as at June 30, 2026 was 22.2%, a decrease of 0.3 percentage points from 22.5% as at March
31, 2026. The decrease was driven by an increase in total equity and higher post-tax CSM2, partially offset by the issuance of subordinated debt and a higher balance of foreign currency denominated debt due to the impact of a weaker Canadian dollar.
The increase in total equity was driven mainly by total comprehensive income, including the favourable impact of a weaker
Canadian dollar against most foreign currencies, partially offset by dividends and common share buybacks.
MFC’s consolidated capital was $86.8 billion as at June 30, 2026, an increase of $5.2 billion compared with $81.6 billion as at December 31, 2025. The growth was driven by an increase in total equity, higher post-tax CSM and the issuance of subordinated debt. The increase in total equity was driven mainly by total comprehensive income, including the favourable impact of a weaker Canadian dollar against most foreign currencies, partially offset by dividends and common share buybacks.
Cash and cash equivalents and marketable securities3 were $292.7 billion as at June 30, 2026 compared with $276.0 billion as at December 31, 2025. The increase of $16.7 billion was primarily driven by the impact of changes in foreign exchange rates and higher equity markets.
Book value per common share as at June 30, 2026 was $27.48, a 6% increase compared with $25.91 as at December 31,
2025. The number of common shares outstanding was 1,662 million as at June 30, 2026, a net decrease of 15 million shares from December 31, 2025, primarily reflecting common share buybacks. On February 19, 2026, following approvals from OSFI and the Toronto Stock Exchange, we announced a new Normal Course Issuer Bid (“2026 NCIB”) to purchase for cancellation up to 42 million shares, representing approximately 2.5% of outstanding common shares. During the six months ended June
30, 2026, we purchased for cancellation 15.7 million shares for $811.6 million pre-tax under this 2026 NCIB and an additional
2.8 million shares for $142.5 million pre-tax under a previous NCIB that was completed on January 22, 2026.
Adjusted book value per common share as at June 30, 2026 was $41.12, a 7% increase compared with $38.27 as at
December 31, 2025, driven by an increase in the adjusted book value4 and a lower number of common shares outstanding.
Adjusted book value increased $4.1 billion due to higher total common shareholders’ equity and post-tax CSM, net of NCI. The increase in total common shareholders’ equity reflected total comprehensive income attributed to common shareholders, including the favourable impact of a weaker Canadian dollar against most foreign currencies, partially offset by common share dividends and common share buybacks.
A4Assets under Management and Administration (“AUMA”)
AUMA as at June 30, 2026 was $1.8 trillion, an increase of 6% compared with December 31, 2025, primarily due to the favourable impact of equity markets and business growth.
Total invested assets increased 6% compared with December 31, 2025 on an actual exchange rate basis, primarily due to the impact of changes in foreign currency exchange rates and business growth. Segregated funds net assets increased 8%
compared with December 31, 2025 on an actual exchange rate basis, primarily due to the impact of equity markets.
A5Impact of Foreign Currency Exchange Rates
Changes in foreign currency exchange rates from 2Q25 to 2Q26 decreased core earnings by $15 million in 2Q26, primarily due to a stronger Canadian dollar relative to the Japanese yen. Changes in foreign currency exchange rates decreased year-
to-date core earnings by $85 million in 2026 compared with the same period of 2025, primarily due to a stronger Canadian dollar relative to the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.
A6Business Highlights
We are differentiating through superior distribution and product innovation
In Asia, we demonstrated the strength and caliber of our agency force with Manulife Asia achieving a 9% year-over-year increase in the number of Million Dollar Round Table (“MDRT”) members, the highest increase among top 10 multinational insurers5 in 2026. This reflects continued progress in scaling our high-quality agency force, supported by investments in
Manulife Business Academy training programs, AI-enabled capability building, and broader advisor excellence initiatives.
We launched two high-net-worth (“HNW”) insurance solutions this quarter. The first is an indexed HNW Takaful solution, the first of its kind, designed to address the evolving wealth, protection, and legacy planning needs of affluent families and

Manulife Financial Corporation – Second Quarter 2026	12
business owners across the Middle East, North Africa and South Asia. And the second is a HNW insurance savings solution that uniquely combines the long-term stability and wealth preservation benefits of a participating life insurance policy with
investment diversification through the addition of a Manulife | CQS asset-backed securities strategy.
In Global WAM, we expanded our ETF-based investment offerings to our retail customers across North America, with the launch of new asset allocation ETFs and ETF-based mutual funds in Canada, and the John Hancock Hedged Equity ETF in the U.S., broadening access to actively managed, outcome-oriented investment solutions.
In the U.S., we established the Longer. Healthier. Better. Network, an aligned community of independent licensed financial advisors committed to supporting customer longevity, wellness and financial well-being through our differentiated insurance and wealth-planning solutions. Additionally, we broadened the customer reach of our life insurance solutions with an enhanced variable universal life offering that delivers greater protection, flexibility, and long‑term value, better aligning our suite of solutions with evolving customer needs and supporting future growth.
We are making continued progress on our AI strategic priority, with industry recognition of our leadership and execution
We were named the number one life insurer for AI maturity for the second consecutive year in the 2026 Evident AI Index for
Insurance, while ranking first among North American insurers, and in the top three overall among 30 major insurers in North
America and Europe. This recognition highlights our ability to scale AI-driven innovation across our global footprint, delivering measurable business value and impact, and accelerating progress on our strategic priority to operate as an AI-powered organization.
In Canada, we were recognized as the Model Insurer for Data, Analytics & AI by Celent, a global financial services research and advisory firm, for our innovative use of AI in underwriting through the Manulife Automated Underwriting Decision Engine
(“MAUDE”), reflecting our AI leadership in elevating advisor and customer experiences by accelerating access to coverage and enhancing operational efficiency.
In Global WAM, we advanced scalable AI capabilities with the launch of new agentic AI solutions, bringing the portfolio to 13 solutions across AI-powered document intelligence readers and knowledge assistants. These capabilities are enhancing customer experience, improving operational efficiency, and creating a model for scaling AI across Manulife.
In Asia, we became a Core Participating Insurer in the Hong Kong Insurance Authority’s AI Cohort Programme, underscoring our commitment to advancing the responsible adoption of AI and supporting Hong Kong’s development as a regional hub for AI innovation.
We are advancing our health and longevity leadership through partnerships, insights, and wellness offerings
We reinforced our leadership in longevity with the launch of the Longevity Preparedness Tool, a first‑of‑its‑kind personalized assessment developed in collaboration with the MIT AgeLab and our U.S. insurance and retirement businesses, helping individuals assess and improve their readiness for living longer, healthier, better lives.
In Asia, we activated our strategic partnership with Bupa International Limited (“Bupa”) in Hong Kong, expanding customer access to Bupa’s healthcare provider partners. This initial phase of enhancements quadrupled our medical specialist network to more than 900 providers, providing customers with greater choice for healthcare.
In Global WAM, we enhanced health and wellness offerings for eligible Canada Group Retirement plan members and private wealth clients, providing preferred-rate access to select health and wellness solutions, reinforcing our focus on health, wealth, and longevity.
In Canada, we released our 2025 Wellness Report, providing unique insights into the evolving health and wellness needs of
Canada’s workforce and helping our group benefits plan sponsors make more informed decisions about the programs and benefits that can best meet the needs of their employees.

Manulife Financial Corporation – Second Quarter 2026	13
BPERFORMANCE BY SEGMENT
B1Asia

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q26	1Q26	2Q25	2026	2025
Profitability:
Net income attributed to shareholders	$1,062	$595	$830	$1,657	$1,454
Core earnings(1)	853	820	720	1,673	1,425
Business performance:
APE sales	2,071	2,193	1,705	4,264	3,732
New business CSM	777	802	663	1,579	1,378
NBV	701	731	622	1,432	1,279
CSM net of NCI	19,562	18,228	15,786	19,562	15,786
Assets under management ($ billions)(2)	239.1	220.7	202.5	239.1	202.5
Total invested assets ($ billions)	203.1	188.7	173.3	203.1	173.3
Segregated funds net assets ($ billions)	36.0	32.1	29.2	36.0	29.2

U.S. dollars
Profitability:
Net income attributed to shareholders	US$768	US$433	US$600	US$1,201	US$1,035
Core earnings(1)	616	598	520	1,214	1,012
Business performance:
APE sales	1,496	1,599	1,233	3,095	2,645
New business CSM	561	585	480	1,146	978
NBV	506	533	451	1,039	908
CSM net of NCI	13,788	13,063	11,568	13,788	11,568
Assets under management ($ billions)(2)	168.5	158.2	148.4	168.5	148.4
Total invested assets ($ billions)	143.2	135.2	127.0	143.2	127.0
Segregated funds net assets ($ billions)	25.4	23.0	21.4	25.4	21.4
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
Asia’s net income attributed to shareholders was $1,062 million in 2Q26 compared with $830 million in 2Q25. Net income attributed to shareholders is comprised of core earnings, which were $853 million in 2Q26 compared with $720 million in
2Q25, and items excluded from core earnings, which amounted to a net gain of $209 million in 2Q26 compared with a net gain of $110 million in 2Q25. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The change in core earnings expressed in Canadian dollars was due to the factors described below. In addition, the change in core earnings reflected a net $15 million unfavourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$768 million in 2Q26 compared with US$600 million in 2Q25. Core earnings were US$616 million in 2Q26 compared with US$520 million in 2Q25, and items excluded from core earnings were a net gain of US$152 million in 2Q26 compared with a net gain of
US$80 million in 2Q25.
Core earnings in 2Q26 increased 21% compared with 2Q25, driven by an increase in expected earnings on insurance contracts and higher expected investment earnings, reflecting business growth, partially offset by less favourable insurance experience. The increase in expected earnings on insurance contracts also reflected the net positive impact of 2025 updates to actuarial methods and assumptions.
Year-to-date net income attributed to shareholders was US$1,201 million in 2026 compared with US$1,035 million in the same period of 2025. Year-to-date core earnings were US$1,214 million in 2026, an increase of 21% compared with US$1,012 million in 2025, mainly due to similar factors as noted above for 2Q26. Items excluded from year-to-date core earnings were a net charge of US$13 million in 2026 compared with a net gain of US$23 million in the same period of 2025. See section E3
“Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income
(loss) attributed to shareholders. Expressed in Canadian dollars, year-to-date core earnings reflected a net $53 million unfavourable impact of changes in various foreign currency exchange rates versus the Canadian dollar.
APE sales were US$1,496 million in 2Q26, an increase of US$263 million or 21% compared with 2Q25, driven by growth in
Hong Kong, Singapore and Japan, partially offset by lower sales in mainland China and Other markets. Hong Kong APE sales increased US$191 million or 37%, primarily from higher sales of savings products across all channels. Singapore APE sales increased US$64 million or 21%, reflecting higher sales of savings products in both the agency and bancassurance channels.
Japan APE sales increased US$39 million or 57%, due to higher sales in the broker channel, driven by growth in investment-
linked and wealth accumulation products. Mainland China APE sales decreased US$13 million or 12%, with lower sales in the
1 Current ranking announced in July 2026 and is based on 2025 full year performance. Manulife ranked third globally among multinational insurers.

Manulife Financial Corporation – Second Quarter 2026	14
bancassurance channel, partially offset by higher sales in the agency channel. Other markets sales decreased US$18 million or 11%, reflecting lower sales in the International High Net Worth business, due to challenging macroeconomic conditions in the Middle East region. Year-to-date APE sales in Asia were US$3,095 million in 2026, an increase of US$450 million or 15%
compared with the same period of 2025, reflecting higher sales in Hong Kong’s agency and bancassurance channels, partially offset by lower sales in the broker channel, as well as higher broker sales in Japan and higher sales in the bancassurance and agency channels in Singapore. These amounts were partially offset by lower sales in mainland China, driven by lower sales in the bancassurance channel, which were partially mitigated by higher sales in the agency channel, and lower sales in Other markets, reflecting declines in the International High Net Worth business and Vietnam.
New business CSM of US$561 million in 2Q26 increased US$81 million or 17% compared with 2Q25 driven by higher sales volumes partially offset by business mix, reflecting growth in Singapore, Japan and Hong Kong, partially offset by a decline in
Other markets. Singapore new business CSM increased US$63 million or 60%, driven by product mix and higher sales volumes. Japan new business CSM increased US$35 million or 81%, primarily attributable to higher sales volumes. Hong
Kong new business CSM increased US$26 million or 13%, supported by higher sales volumes, partially offset by product mix.
Other markets new business CSM decreased US$46 million or 61%, reflecting lower sales volumes in the International High
Net Worth business and Vietnam. Asia’s year-to-date new business CSM of US$1,146 million in 2026, increased 16%
compared with the same period of 2025, primarily attributable to higher sales volumes.
NBV of US$506 million in 2Q26 increased US$55 million or 13% compared with 2Q25, driven by higher sales volumes partially offset by business mix, reflecting growth in Singapore, Hong Kong and Japan, partially offset by a decline in Other markets.
NBV margin was 36.3% in 2Q26 compared with 40.0% in 2Q25. Singapore NBV increased US$38 million or 43%, reflecting higher sales volumes and favourable product mix. Hong Kong NBV increased US$30 million or 12%, supported by higher sales volumes, partially offset by product mix. Japan NBV increased US$15 million or 66%, primarily attributable to higher sales volumes. Other markets NBV decreased US$33 million or 55%, reflecting lower sales volumes in the International High
Net Worth business and Vietnam. Asia’s year-to-date NBV of US$1,039 million in 2026, increased 14% compared with the same period of 2025, primarily driven by higher sales volumes.
CSM net of NCI was US$13,788 million as at June 30, 2026, an increase of US$837 million compared with December 31,
2025. Organic CSM movement was an increase of US$662 million in the first half of 2026, representing a 10% annualized growth in our CSM net of NCI balance, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of US$175 million in the first half of
2026, largely due to the impact of equity market performance.
Assets under management were US$168.5 billion as at June 30, 2026, an increase of 6% compared with December 31,
2025, driven by business growth and favourable equity market performance on invested assets and segregated funds net assets, partially offset by impact of higher interest rates.
Business highlights – In 2Q26, we:
•Demonstrated the strength and caliber of our agency force with Manulife Asia achieving a 9% year-over-year increase in the number of Million Dollar Round Table (“MDRT”) members, the highest increase among top 10 multinational insurers1 in
2026. This reflects continued progress in scaling our high-quality agency force, supported by investments in Manulife
Business Academy training programs, AI-enabled capability building, and broader advisor excellence initiatives;
•Activated our strategic partnership with Bupa International Limited (“Bupa”) in Hong Kong, expanding customer access to
Bupa’s healthcare provider partners. This initial phase of enhancements quadrupled our medical specialist network to more than 900 providers, providing customers with greater choice for healthcare;
•Launched a first-of-its-kind indexed HNW Takaful solution to address the evolving wealth, protection, and legacy planning needs of affluent families and business owners across the Middle East, North Africa and South Asia. Combining Manulife’s
global HNW platform capabilities with a Takaful framework, rooted in cooperation and risk-sharing principles, and supported by independent Shariah governance, the product offers a distinctive solution for HNW and ultra-HNW clients seeking sophisticated, Shariah-aligned wealth solutions;
•Enhanced our HNW insurance offerings by leveraging our combined insurance and asset management capabilities to launch an innovative insurance savings solution. The product uniquely combines the long-term stability and wealth preservation benefits of a participating life insurance policy with investment diversification through the addition of a
Manulife | CQS asset-backed securities strategy, an investment opportunity that was previously accessible only through institutional private investment platforms; and
•Became a Core Participating Insurer in the Hong Kong Insurance Authority’s AI Cohort Programme, underscoring our commitment to advancing the responsible adoption of AI and supporting Hong Kong’s development as a regional hub for
AI innovation. Through the program, we will contribute to the establishment of AI Centres of Excellence in Hong Kong, support AI talent development through capability-building initiatives, and foster knowledge sharing with industry participants and regulators.

Manulife Financial Corporation – Second Quarter 2026	15
B2Canada

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q26	1Q26	2Q25	2026	2025
Profitability:
Net income attributed to shareholders	$306	$238	$390	$544	$612
Core earnings(1)	379	352	419	731	793
Business performance:
APE sales	426	416	345	842	836
CSM	4,509	4,432	4,133	4,509	4,133
Manulife Bank average net lending assets ($ billions)(2)	31.1	30.2	27.6	30.8	27.4
Assets under management ($ billions)	156.8	151.1	148.8	156.8	148.8
Total invested assets ($ billions)	118.4	114.3	111.2	118.4	111.2
Segregated funds net assets ($ billions)	38.4	36.8	37.6	38.4	37.6
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
Canada’s net income attributed to shareholders was $306 million in 2Q26 compared with $390 million in 2Q25. Net income attributed to shareholders is comprised of core earnings, which were $379 million in 2Q26 compared with $419 million in
2Q25, and items excluded from core earnings, which amounted to a net charge of $73 million in 2Q26 compared with a net charge of $29 million in 2Q25. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings in 2Q26 decreased $40 million or 10% compared with 2Q25, reflecting unfavourable insurance experience in
Group and Individual Insurance in 2Q26 compared with net favourable experience in 2Q25. The variance in insurance experience was largely driven by higher claims, along with higher expenses in Group Insurance to support the growing business and transformational investment to elevate customer experience. This was partially offset by an ECL provision release, higher expected investment earnings, and an increase in CSM amortization. Core earnings also included the net favourable impact of 2025 updates to actuarial methods and assumptions.
Year-to-date net income attributed to shareholders was $544 million in 2026 compared with $612 million in the same period of
2025. Year-to-date core earnings were $731 million in 2026 compared with $793 million in the same period of 2025. Year-to-
date core earnings decreased $62 million or 8%, driven by unfavourable insurance experience and higher expenses in Group
Insurance in 2026 compared with net favourable experience in the same period of 2025, partially offset by an ECL provision release in 2026 compared with an increase in the provision in the same period of 2025. Year-to-date core earnings also included the net favourable impact of 2025 updates to actuarial methods and assumptions. Items excluded from year-to-date core earnings were a net charge of $187 million in 2026 compared with a net charge of $181 million for the same period of
2025. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
APE sales of $426 million in 2Q26 increased $81 million, or 23%, compared with 2Q25.
•Individual Insurance APE sales of $183 million increased $31 million or 20%, primarily due to higher participating life insurance sales.
•Group Insurance APE sales of $185 million increased $49 million or 36%, driven by higher large-case sales.
•Annuities APE sales of $58 million increased $1 million or 2%, in line with prior period.
Year-to-date APE sales were $842 million in 2026, $6 million or 1% higher compared with the same period of 2025, reflecting higher participating life insurance sales, mostly offset by lower sales across all group benefits markets and Annuities.
CSM was $4,509 million as at June 30, 2026, an increase of $50 million compared with December 31, 2025. Organic CSM movement was an increase of $37 million in the first half of 2026, representing 2% annualized growth in our CSM net of NCI balance, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and net unfavourable insurance experience. Inorganic CSM movement was an increase of $13 million in the first half of 2026, primarily reflecting the net favourable impact of markets.
Manulife Bank average net lending assets were $31.1 billion for the quarter ending June 30, 2026, up $1.6 billion, or 5%, compared with the quarter ending December 31, 2025, primarily due to growth in residential lending.
Assets under management were $156.8 billion as at June 30, 2026, an increase of $4.1 billion, or 3%, compared with
December 31, 2025, due to higher total invested assets from business growth and the favourable impact from equity markets and interest rates.
Business highlights – In 2Q26, we:
•Were recognized as the Model Insurer for Data, Analytics & AI by Celent, a global financial services research and advisory firm, for our innovative use of AI in underwriting through the Manulife Automated Underwriting Decision Engine
(“MAUDE”), reflecting our AI leadership in elevating advisor and customer experiences by accelerating access to coverage and enhancing operational efficiency. The share of issued life insurance policies processed by MAUDE increased more than 60% year over year in 2Q26; and

Manulife Financial Corporation – Second Quarter 2026	16
•Advanced our commitment to empowering our customers to live healthier, longer lives through data-driven insights and expanded access to preventative care:
◦Released our 2025 Wellness Report, providing unique insights into the evolving health and wellness needs of
Canada’s workforce and helping our group benefits plan sponsors make more informed decisions about the programs and benefits that can best meet the needs of their employees; and
◦Strengthened community health outcomes in Québec through community investments supporting dementia prevention with the Douglas Foundation’s Cognitive Health & Prevention Clinic, and earlier mental health intervention through the Youth in Mind Foundation (Jeunes en Tête).
B3U.S.

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q26	1Q26	2Q25	2026	2025
Profitability:
Net income (loss) attributed to shareholders	$153	$138	$36	$291	$(533)
Core earnings(1)	301	331	194	632	555
Business performance:
APE sales	201	212	180	413	351
CSM	3,188	2,927	2,386	3,188	2,386
Assets under management ($ billions)	208.4	198.7	194.3	208.4	194.3
Total invested assets ($ billions)	127.1	123.2	120.0	127.1	120.0
Segregated funds invested net assets ($ billions)	81.3	75.4	74.3	81.3	74.3

U.S. dollars
Profitability:
Net income (loss) attributed to shareholders	US$110	US$101	US$26	US$211	US$(371)
Core earnings(1)	218	241	141	459	392
Business performance:
APE sales	145	155	130	300	250
CSM	2,247	2,097	1,748	2,247	1,748
Assets under management ($ billions)	146.9	142.4	142.4	146.9	142.4
Total invested assets ($ billions)	89.6	88.3	87.9	89.6	87.9
Segregated funds invested net assets ($ billions)	57.3	54.1	54.5	57.3	54.5
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
U.S.’s net income attributed to shareholders was $153 million in 2Q26 compared with net income attributed to shareholders of $36 million in 2Q25. Net income (loss) attributed to shareholders is comprised of core earnings, which were $301 million in
2Q26 compared with $194 million in 2Q25, and items excluded from core earnings, which amounted to a net charge of $148 million in 2Q26 compared with a net charge of $158 million in 2Q25. See section E3 “Non-GAAP and Other Financial
Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1
“Profitability” above, for explanations of the items excluded from core earnings. The change in core earnings expressed in
Canadian dollars was due to the factors described below. In addition, the impact on core earnings from changes in the U.S.
dollar exchange rate compared with the Canadian dollar was immaterial.
Expressed in U.S. dollars, the functional currency of the segment, the net income attributed to shareholders was US$110 million in 2Q26 compared with net income attributed to shareholders of US$26 million in 2Q25. Core earnings were US$218 million in 2Q26 compared with US$141 million in 2Q25 and items excluded from core earnings were a net charge of US$108 million in 2Q26 compared with a net charge of US$115 million in 2Q25.
Core earnings in 2Q26 increased US$77 million or 55% compared with 2Q25, reflecting improved claims experience in both life and long-term care (“LTC”) and a lower charge in the ECL provision, partially offset by lower expected investment earnings.
Year-to-date net income attributed to shareholders was US$211 million in 2026 compared with year-to-date net loss attributed to shareholders of US$371 million in the same period of 2025. Year-to-date core earnings were US$459 million in 2026 compared with US$392 million in the same period of 2025. Year-to-date core earnings increased US$67 million mainly due to similar factors as noted above for 2Q26. Items excluded from year-to-date core earnings were a net charge of US$248 million in 2026 compared with a net charge of US$763 million for the same period of 2025. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders. Expressed in Canadian dollars, year-to-date core earnings reflected a $15 million unfavourable impact from the weakening of the U.S. dollar compared with the Canadian dollar.
APE sales of US$145 million in 2Q26 increased 12% compared with 2Q25, supported by product enhancements and distribution expansion. Year-to-date APE sales in 2026 of US$300 million increased 20% compared with the same period of
2025 for the reasons stated above.

Manulife Financial Corporation – Second Quarter 2026	17
CSM was US$2,247 million as at June 30, 2026, an increase of US$234 million compared with December 31, 2025. Organic
CSM movement was an increase of US$173 million in the first half of 2026, representing 17% annualized growth in our CSM net of NCI balance, driven by the impact of new business, net favourable insurance experience and interest accretion, partially offset by amortization recognized in core earnings. The net favourable insurance experience was mainly due to LTC experience. Inorganic CSM movement was an increase of US$61 million in the first half of 2026, mainly due to the favourable impact of equity markets.
Assets under management were US$146.9 billion as at June 30, 2026, an increase of 1% or US$1.0 billion compared with
December 31, 2025. The increase was largely due to the net impact from equity markets and interest rates on both segregated funds net assets and total invested assets.
Business highlights – In 2Q26, we:
•Established the Longer. Healthier. Better. Network, an aligned community of independent licensed financial advisors committed to supporting customer longevity, wellness and financial well-being through our differentiated insurance and wealth-planning solutions. Launching with an initial cohort of nearly 200 advisors, network members gain access to specialized business development resources, longevity expertise, and dedicated sales support designed to strengthen customer engagement. The network enhances our distribution capabilities and longevity value proposition, creating a scalable platform to deepen advisor relationships and drive future sales growth;
•Broadened the customer reach of our life insurance solutions with an enhanced variable universal life offering that delivers greater protection, flexibility, and long‑term value, better aligning our suite of solutions with evolving customer needs and supporting future growth; and
•Expanded our simplified digital policy delivery and onboarding experience beyond term insurance to universal and indexed universal life solutions, reducing cycle times by approximately 30% and delivering a streamlined purchase experience.
B4Global Wealth and Asset Management

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q26	1Q26	2Q25	2026	2025
Profitability:
Net income attributed to shareholders	$514	$403	$482	$917	$925
Core earnings(1)	505	448	463	953	917
Core EBITDA(2)	693	623	623	1,316	1,231
Core EBITDA margin (%)(3)	31.2%	29.0%	30.1%	30.1%	29.2%
Business performance:
Sales
Wealth and asset management gross flows	58,748	56,032	43,831	114,780	94,105
Wealth and asset management net flows	411	(4,358)	946	(3,947)	1,435
Assets under management and administration ($ billions)	1,217.3	1,110.1	1,039.0	1,217.3	1,039.0
Total invested assets ($ billions)	11.5	10.9	10.4	11.5	10.4
Segregated funds net assets ($ billions)	342.2	311.4	295.5	342.2	295.5
Global WAM managed AUMA ($ billions)(2)	1,461.4	1,340.7	1,261.7	1,461.4	1,261.7
Average assets under management and administration ($ billions)	1,161.6	1,117.6	1,005.3	1,140.5	1,022.4
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(3)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
Global WAM’s net income attributed to shareholders was $514 million in 2Q26 compared with $482 million in 2Q25. Net income attributed to shareholders is comprised of core earnings, which were $505 million in 2Q26 compared with $463 million in 2Q25, and items excluded from core earnings, which amounted to a net gain of $9 million in 2Q26 compared with a net gain of $19 million in 2Q25. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings increased $42 million, or 9% compared with 2Q25, driven by an increase in net fee income from higher average
AUMA, mainly reflecting the favourable impact of markets over the past 12 months, and contributions from the Manulife |
Comvest business. This increase was partially offset by the impact of the eMPF transition in Hong Kong and higher expenses supporting business growth.
Core EBITDA was $693 million in 2Q26, an increase of 11% compared with 2Q25, and core EBITDA margin was 31.2% in
2Q26, an increase of 110 basis points compared with 2Q25, both driven by similar factors as mentioned above. See section
E3 “Non-GAAP and Other Financial Measures” below, for more information on core EBITDA and core EBITDA margin.
Year-to-date net income attributed to shareholders was $917 million in 2026 compared with $925 million in the same period of
2025, and year-to-date core earnings were $953 million in 2026 compared with $917 million in the same period of 2025. The increase in year-to-date core earnings of $36 million or 6% was mainly due to similar factors as noted above for 2Q26, partially offset by lower performance fees. Items excluded from year-to-date core earnings were a net charge of $36 million in 2026
1 PT Schroder Investment Management Indonesia

Manulife Financial Corporation – Second Quarter 2026	18
compared with a net gain of $8 million in the same period of 2025. See section E3 “Non-GAAP and other financial measures”
below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
Year-to-date core EBITDA was $1,316 million in 2026, an increase of 9% compared with the same period of 2025 and core
EBITDA margin was 30.1% in 2026, an increase of 90 bps compared with the same period of 2025, both driven by the similar factors as noted above for 2Q26. See section E3 “Non-GAAP and other financial measures” below, for additional information on year-to-date core EBITDA and year-to-date core EBITDA margin.
Net inflows were $0.4 billion in 2Q26, compared with net inflows of $0.9 billion in 2Q25. By business line, the results were:
•Retirement net outflows were $4.9 billion in 2Q26 compared with net inflows of $2.0 billion in 2Q25. The variance reflects higher retirement plan redemptions, higher net member withdrawals reflecting higher account balances from market growth in North America, and a large-case plan sponsor sale in the U.S. in 2Q25.
•Retail net outflows were $1.4 billion in 2Q26 compared with net outflows of $3.2 billion in 2Q25. The variance is primarily driven by higher net flows in mainland China, third-party intermediaries in the U.S., and in our retail wealth business in
Canada, partially offset by lower net flows in Canada active mutual funds through third-party intermediaries.
•Institutional Asset Management net inflows were $6.7 billion in 2Q26 compared with net inflows of $2.1 billion in 2Q25.
The variance is attributed to higher net flows from fixed income mandates, money market mandates in mainland China,
infrastructure mandates, and private credit mandates in the Manulife | Comvest business, along with higher net flows from
Manulife | CQS products.
Year-to-date net outflows were $3.9 billion in 2026, compared with net inflows of $1.4 billion in the same period of 2025. The decrease in year-to-date net flows was primarily driven by higher net outflows in Retirement, due to higher net member withdrawals in North America, higher plan redemptions in the U.S., and a large-case plan sponsor sale in 2Q25, as well as higher net outflows in Retail, due to lower net flows in active funds through third-party intermediaries in North America.
Institutional Asset Management net flows were higher than the prior year, driven by the same factors as mentioned above, partially offset by lower sales in equity mandates.
Assets under management and administration of $1,217.3 billion as at June 30, 2026 increased 7% on a CER basis compared with December 31, 2025. The increase was primarily driven by the favourable impact of equity markets and assets from the acquisition of Schroders Indonesia1 in the first quarter of 2026, partially offset by year-to-date net outflows. As at June
30, 2026, Global WAM also managed $244.1 billion in assets for the Company’s other reporting segments. Including those assets, AUMA managed by Global WAM were $1,461.4 billion compared with $1,341.0 billion as at December 31, 2025.
Included in Global WAM’s AUMA, segregated funds net assets were $342.2 billion as at June 30, 2026, an increase of 9%
compared with December 31, 2025 on an actual exchange rate basis, driven by strong equity markets and favorable foreign currency exchange rates.
Business highlights – In 2Q26, we:
•Expanded our ETF-based investment offerings to our retail customers across North America, with the launch of new asset allocation ETFs and ETF-based mutual funds in Canada, and the John Hancock Hedged Equity ETF in the U.S.,
broadening access to actively managed, outcome-oriented investment solutions;
•Enhanced health and wellness offerings for eligible Canada Group Retirement plan members and private wealth clients, providing preferred-rate access to select health and wellness solutions, reinforcing our focus on health, wealth, and longevity. Eligible Canada Group Retirement plan members also gained access to the Galleri® multi-cancer early detection test by GRAIL®, offered in partnership with Medcan; and
•Advanced scalable AI capabilities with the launch of new agentic AI solutions, bringing the portfolio to 13 solutions across
AI-powered document intelligence readers and knowledge assistants. These capabilities are enhancing customer experience, improving operational efficiency, and creating a model for scaling AI across Manulife.
B5Corporate and Other

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q26	1Q26	2Q25	2026	2025
Net income attributed to shareholders	$75	$(227)	$51	$(152)	$(184)
Core earnings (loss)(1)	(115)	(115)	(70)	(230)	(197)
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
Corporate and Other is comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.
Corporate and Other reported net income attributed to shareholders of $75 million in 2Q26 compared with a net income attributed to shareholders of $51 million in 2Q25. Net income (loss) attributed to shareholders is comprised of core earnings,
1 For more information on this metric, see “Non-GAAP and Other Financial Measures” below.

Manulife Financial Corporation – Second Quarter 2026	19
which was a core loss of $115 million in 2Q26 compared with a core loss of $70 million in 2Q25, and the items excluded from core earnings (loss) which amounted to a net gain of $190 million in 2Q26 compared with a net gain of $121 million in 2Q25.
See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income
(loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
The $45 million increase in core loss was primarily due to a higher accrual for withholding taxes on remittances1 of capital to be delivered in 2026, lower earnings on surplus assets, reflecting the acquisition of Comvest Credit Partners and the impact of continued common share buybacks, and higher expenses driven by higher workforce related costs and continued strategic investments in transformational efforts, including AI-focused initiatives.
The year-to-date net loss attributed to shareholders was $152 million in 2026 compared with a net loss attributed to shareholders of $184 million in the same period of 2025. The year-to-date core loss was $230 million in 2026 compared with a core loss of $197 million in the same period of 2025. The increase in the year-to-date core loss of $33 million was primarily due to similar factors as noted above for the quarter, partially offset by the impact of estimated losses from California wildfires recorded in 2025 in our P&C Reinsurance business. Items excluded from the year-to-date core loss were a net gain of $78 million in 2026 compared with a net gain of $13 million in the same period of 2025. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.

Manulife Financial Corporation – Second Quarter 2026	20
CRISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the 2025 MD&A.
C1Variable Annuity and Segregated Fund Guarantees Sensitivities and Risk Exposure
Measures
As described in the MD&A in our 2025 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business are expected to be recognized primarily within the next 20 years.
We seek to mitigate a portion of the risks embedded in our retained (i.e., net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly
Traded Equity Performance Risk Sensitivities and Exposure Measures” below). The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees, gross and net of reinsurance.
Variable annuity and segregated fund guarantees, net of reinsurance

As at	June 30, 2026			December 31, 2025
($ millions)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$3,119	$2,613	$634	$3,142	$2,534	$708
Guaranteed minimum withdrawal benefit	29,092	31,194	2,387	29,664	31,071	2,643
Guaranteed minimum accumulation benefit	18,658	18,994	17	18,908	19,208	55
Gross living benefits(4)	50,869	52,801	3,038	51,714	52,813	3,406
Gross death benefits(5)	8,043	20,859	457	7,892	19,924	486
Total gross of reinsurance	58,912	73,660	3,495	59,606	72,737	3,892
Living benefits reinsured	20,372	22,397	2,163	20,518	21,932	2,351
Death benefits reinsured	3,108	2,702	182	3,058	2,620	195
Total reinsured	23,480	25,099	2,345	23,576	24,552	2,546
Total, net of reinsurance	$35,432	$48,561	$1,150	$36,030	$48,185	$1,346
(1)Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
(2)Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
(3)The amount at risk net of reinsurance at June 30, 2026 was $1,150 million (December 31, 2025 – $1,346 million) of which: US$221 million (December 31, 2025
– US$244 million) was on our U.S. business, $707 million (December 31, 2025 – $835 million) was on our Canadian business, US$72 million (December 31,
2025 – US$80 million) was on our Japan business and US$20 million (December 31, 2025 – US$49 million) was related to Asia (other than Japan) and our run-
off reinsurance business.
(4)Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5)Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

Manulife Financial Corporation – Second Quarter 2026	21
C2Caution Related to Sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.
Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM net of NCI.
C3Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures
As outlined in our 2025 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts
(see page 65 of our 2025 Annual Report).
Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.
The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, CSM net of NCI, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Manulife Financial Corporation – Second Quarter 2026	22
Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at June 30, 2026	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(1,550)	$(930)	$(420)	$350	$650	$910
General fund equity investments(3)	(1,480)	(980)	(490)	490	980	1,470
Total underlying sensitivity before hedging	(3,030)	(1,910)	(910)	840	1,630	2,380
Impact of macro and dynamic hedge assets(4)	620	360	160	(120)	(220)	(300)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,410)	(1,550)	(750)	720	1,410	2,080
Impact of reinsurance	910	550	250	(220)	(420)	(590)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,500)	$(1,000)	$(500)	$500	$990	$1,490

As at December 31, 2025	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(1,790)	$(1,070)	$(490)	$400	$750	$1,050
General fund equity investments(3)	(1,320)	(880)	(440)	440	870	1,310
Total underlying sensitivity before hedging	(3,110)	(1,950)	(930)	840	1,620	2,360
Impact of macro and dynamic hedge assets(4)	650	390	170	(130)	(240)	(330)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,460)	(1,560)	(760)	710	1,380	2,030
Impact of reinsurance	1,110	670	310	(270)	(490)	(700)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,350)	$(890)	$(450)	$440	$890	$1,330
(1)See “Caution Related to Sensitivities” above.
(2)For variable annuity contracts measured under the variable fee approach (“VFA”), the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore, a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.
(3)This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities and investment in seed money investments (in segregated and mutual funds made by Global WAM segment). The impact does not include any potential impact on public equity weightings.
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedging represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g., fund tracking, realized volatility and equity, and interest rate correlations different from expected among other factors).

Manulife Financial Corporation – Second Quarter 2026	23
Potential immediate impact on CSM net of NCI, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1)

As at June 30, 2026
($ millions and post-tax, unless otherwise stated)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM (pre-tax)	$(2,680)	$(1,650)	$(760)	$670	$1,270	$1,820
Impact of risk mitigation – hedging (pre-tax)(2),(3)	830	490	210	(170)	(300)	(400)
Impact of risk mitigation – reinsurance (pre-tax)(3)	1,150	700	320	(280)	(530)	(760)
VA net of risk mitigation (pre-tax)	(700)	(460)	(230)	220	440	660
General fund equity (pre-tax)	(1,550)	(1,000)	(490)	480	970	1,440
CSM net of NCI (pre-tax)	$(2,250)	$(1,460)	$(720)	$700	$1,410	$2,100
Other comprehensive income attributed to shareholders(4)	$(950)	$(640)	$(320)	$310	$610	$890
Total comprehensive income attributed to shareholders	$(2,450)	$(1,640)	$(820)	$810	$1,600	$2,380
MLI’s LICAT ratio (change in percentage points)	(2)	(1)	-	-	1	1

As at December 31, 2025
($ millions and post-tax, unless otherwise stated)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM (pre-tax)	$(2,970)	$(1,820)	$(840)	$730	$1,390	$1,980
Impact of risk mitigation – hedging (pre-tax)(2),(3)	870	510	220	(180)	(320)	(430)
Impact of risk mitigation – reinsurance (pre-tax)(3)	1,400	850	390	(330)	(630)	(890)
VA net of risk mitigation (pre-tax)	(700)	(460)	(230)	220	440	660
General fund equity (pre-tax)	(1,410)	(910)	(440)	440	880	1,300
CSM net of NCI (pre-tax)	$(2,110)	$(1,370)	$(670)	$660	$1,320	$1,960
Other comprehensive income attributed to shareholders(4)	$(920)	$(620)	$(300)	$300	$580	$860
Total comprehensive income attributed to shareholders	$(2,270)	$(1,510)	$(750)	$740	$1,470	$2,190
MLI’s LICAT ratio (change in percentage points)	(2)	(1)	(1)	1	1	2
(1)See “Caution Related to Sensitivities” above.
(2)This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
(3)For variable annuity contracts measured under VFA, the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.
(4)The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.
C4Interest Rate and Spread Risk Sensitivities and Exposure Measures
As at June 30, 2026, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.
The table below shows the potential impacts from a 50 basis point parallel move in interest rates on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads.
The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on
VFA contracts where the CSM has been exhausted.
The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements, which could materially impact net income attributed to shareholders.

Manulife Financial Corporation – Second Quarter 2026	24
Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.
The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.
The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on
page 100 of our 2025 Annual Report). More information on ALDA can be found below in section C5 “Alternative Long-Duration
Asset Performance Risk Sensitivities and Exposure Measures”.
The impact to the LICAT ratio from a change in interest rates reflects the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM, the surplus allowance and required capital components of the regulatory capital framework.
Potential impacts on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3)

As at June 30, 2026	Interest rates		Corporate spreads		Swap spreads
($ millions and post-tax, unless otherwise stated)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM net of NCI (pre-tax)	$200	$(300)	$(200)	$-	$-	$-
Net income attributed to shareholders	100	(100)	-	-	100	(100)
Other comprehensive income attributed to shareholders	(200)	200	100	100	(300)	300
Total comprehensive income attributed to shareholders	(100)	100	100	100	(200)	200

As at December 31, 2025	Interest rates		Corporate spreads		Swap spreads
($ millions and post-tax, unless other stated)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM net of NCI (pre-tax)	$200	$(300)	$(200)	$100	$-	$-
Net income attributed to shareholders	100	(100)	-	-	100	(100)
Other comprehensive income attributed to shareholders	(100)	100	100	-	(300)	300
Total comprehensive income attributed to shareholders	-	-	100	-	(200)	200
(1)See “Caution Related to Sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at June 30, 2026	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	-	-	(3)	2	-	-

As at December 31, 2025	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	(1)	-	(3)	3	-	-
(1)See “Caution Related to Sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)LICAT impacts reflect the impact of anticipated scenario switches.
(5)Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan).
LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.
1  LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan, and Other Region.
2  See “Caution Regarding Forward-looking Statements”.
3  Energy includes legacy oil & gas equity interests related to upstream and midstream assets that are in runoff, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, and carbon sequestration.

Manulife Financial Corporation – Second Quarter 2026	25
LICAT Scenario Switch
When interest rates exceed a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI’s LICAT guideline.
The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s Consolidated
Statements of Financial Position.
With the current level of interest rates in 2Q26, the probability of a scenario switch that could materially impact our LICAT ratio is low.2 Should the future interest rate movements differ from those presented above, a scenario switch, if applicable, may cause the impact to the LICAT ratio to differ from the disclosed values. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.
The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and/or corporate spreads.
C5Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure
Measures
The following table shows the potential impact on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate
10% change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, energy3 and other investments.
The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “C3 Publicly Traded
Equity Performance Risk Sensitivities and Exposure Measures” for more details.
Potential immediate impacts on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	June 30, 2026		December 31, 2025
($ millions and post-tax, unless otherwise stated)	-10%	+10%	-10%	+10%
CSM net of NCI (pre-tax)	$(200)	$200	$(200)	$200
Net income attributed to shareholders	(2,200)	2,200	(2,200)	2,200
Other comprehensive income attributed to shareholders	(200)	200	(200)	200
Total comprehensive income attributed to shareholders	(2,400)	2,400	(2,400)	2,400
(1)See “Caution Related to Sensitivities” above.
Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

As at	June 30, 2026		December 31, 2025
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	(1)	-	(1)	-
(1)See “Caution Related to Sensitivities” above.

Manulife Financial Corporation – Second Quarter 2026	26
DCRITICAL ACTUARIAL AND ACCOUNTING POLICIES
D1Critical Actuarial and Accounting Policies
Our material accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended
December 31, 2025. The critical actuarial policies and estimation processes relating to the determination of insurance and investment contract liabilities are described starting on page 92 of our 2025 Annual Report. The critical accounting policies and estimation processes relating to the assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairments, appropriate accounting for derivative financial instruments and hedge accounting, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described starting on page 100 of our 2025 Annual Report.
D2Sensitivity to Changes in Assumptions
The following table presents information on how reasonably possible changes in assumptions made by the Company for certain economic risk variables impact the CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
The analysis is based on a simultaneous change in assumptions across all businesses and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are specifically made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one factor changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.
Potential impact on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at June 30, 2026	CSM net of NCI (pre tax)	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
($ millions and post-tax, unless otherwise stated)
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-

As at December 31, 2025 ($ millions and post-tax, unless otherwise stated)	CSM net of NCI (pre-tax)	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-
(1)Note that the impact of these assumptions is not linear.
(2)Used in the determination of insurance contract liabilities with financial guarantees. This includes universal life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.
D3Accounting and Reporting Changes
For accounting and reporting changes arising during the quarter, refer to note 2 of our unaudited Interim Consolidated
Financial Statements for the three and six months ended June 30, 2026.
EOTHER
E1Outstanding Common Shares – Selected Information
As at July 31, 2026, MFC had 1,659,249,344 common shares outstanding.
E2Legal and Regulatory Proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 13 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2026.

Manulife Financial Corporation – Second Quarter 2026	27
E3Non-GAAP and Other Financial Measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by
National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; core Drivers of Earnings (“DOE”) line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries; post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income; CSM; CSM net of NCI and new business
CSM.
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share
(“core EPS”); financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio
(“dividend payout ratio”); expense efficiency ratio; core EBITDA margin; growth in the CSM net of NCI from organic CSM movement; effective tax rate on core earnings; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures and non-
GAAP ratios; net income attributed to shareholders; common shareholders’ net income; pre-tax net income attributed to shareholders; general expenses; CSM; CSM net of NCI; impact of new insurance business net of NCI; new business CSM;
basic earnings per common share (“basic EPS”); and diluted earnings per common share (“diluted EPS”).
Other specified financial measures include assets under administration (“AUA”); consolidated capital; new business value
(“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”); Global WAM average managed AUMA;
average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis;
and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings (on a pre-tax and post-tax basis), and the components of CSM movement other than the new business CSM.
Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S.
segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as
AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our Consolidated Statements of Income, core earnings and items excluded from core earnings, and line items in our
CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section E5 “Quarterly Financial Information” below for the Canadian to U.S. dollar quarterly rates of exchange.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market-related gains or losses, and certain items such as the net impact of updates to actuarial methods and assumptions that flow directly through income as well as other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.
Core earnings include the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of June 30, 2026.

Manulife Financial Corporation – Second Quarter 2026	28
While core earnings are relevant to how we manage our business and offer a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach
(“PAA”).
2.Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).
3.Insurance experience gains or losses that flow directly through net income.
4.Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.
5.Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.
6.Net provision for ECL on FVOCI and amortized cost debt instruments.
7.Expected asset returns on surplus investments.
8.All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted
below.
9.All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted
below.
10.Routine legal settlements.
11.All other items not specifically excluded.
12.Tax on the above items.
13.All tax-related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.
Net income items excluded from core earnings:
1.Market experience gains (losses) including the items listed below:
•Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
•Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
•Realized gains (charges) from the sale of FVOCI debt instruments.
•Market related gains (charges) on onerous contracts measured using the variable fee approach (e.g. variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.
•Gains (charges) related to certain changes in foreign exchange rates.
2.Updates to actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income. The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.
3.Amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. Commencing 3Q25, this item is now excluded from core earnings to better represent the underlying earnings capacity of acquired businesses, consistent with our definition of core earnings, and to better align with industry practice. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods.
4.The impact on the measurement of insurance and investment contract assets and liabilities and reinsurance contract held assets and liabilities from changes in product features and new or changes to in-force reinsurance contracts.
5.The fair value changes in long-term investment plan obligations for Global WAM investment management.
6.Goodwill impairment charges.
7.Gains or losses on acquisition and disposition of a business.

Manulife Financial Corporation – Second Quarter 2026	29
8.One-time only adjustments, including highly unusual/extraordinary legal settlements and restructuring charges, or other items that are exceptional in nature.
9.Tax on the above items.
10.Net income (loss) attributed to participating shareholders and non-controlling interests.
11.Impact of enacted or substantively enacted income tax rate changes.
Reconciliation of core earnings to net income attributed to shareholders – 2Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,464	$401	$181	$623	$103	$2,772
Income tax (expenses) recoveries
Core earnings	(123)	(97)	(67)	(101)	31	(357)
Items excluded from core earnings	(107)	27	39	(2)	(54)	(97)
Income tax (expenses) recoveries	(230)	(70)	(28)	(103)	(23)	(454)
Net income (post-tax)	1,234	331	153	520	80	2,318
Less: Net income (post-tax) attributed to
Non-controlling interests	126	-	-	6	5	137
Participating policyholders	46	25	-	-	-	71
Net income (loss) attributed to shareholders (post-tax)	1,062	306	153	514	75	2,110
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	209	(70)	(150)	22	190	201
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(16)	-	(16)
Reinsurance transactions, tax-related items and other	-	(3)	2	3	-	2
Core earnings (post-tax)	$853	$379	$301	$505	$(115)	$1,923
Income tax on core earnings (see above)	123	97	67	101	(31)	357
Core earnings (pre-tax)	$976	$476	$368	$606	$(146)	$2,280
Core earnings, CER basis and U.S. dollars – 2Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$853	$379	$301	$505	$(115)	$1,923
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$853	$379	$301	$505	$(115)	$1,923
Income tax on core earnings, CER basis(2)	123	97	67	101	(31)	357
Core earnings, CER basis (pre-tax)	$976	$476	$368	$606	$(146)	$2,280
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$616		$218
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$616		$218
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 2Q26.

Manulife Financial Corporation – Second Quarter 2026	30
Reconciliation of core earnings to net income attributed to shareholders – 1Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$776	$325	$159	$489	$(283)	$1,466
Income tax (expenses) recoveries
Core earnings	(100)	(88)	(78)	(88)	42	(312)
Items excluded from core earnings	(27)	26	57	12	14	82
Income tax (expenses) recoveries	(127)	(62)	(21)	(76)	56	(230)
Net income (post-tax)	649	263	138	413	(227)	1,236
Less: Net income (post-tax) attributed to
Non-controlling interests	33	-	-	10	-	43
Participating policyholders	21	25	-	-	-	46
Net income (loss) attributed to shareholders (post-tax)	595	238	138	403	(227)	1,147
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(225)	(114)	(193)	(22)	(112)	(666)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(18)	-	(18)
Reinsurance transactions, tax-related items and other	-	-	-	(5)	-	(5)
Core earnings (post-tax)	$820	$352	$331	$448	$(115)	$1,836
Income tax on core earnings (see above)	100	88	78	88	(42)	312
Core earnings (pre-tax)	$920	$440	$409	$536	$(157)	$2,148
Core earnings, CER basis and U.S. dollars – 1Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$820	$352	$331	$448	$(115)	$1,836
CER adjustment(1)	4	-	4	2	-	10
Core earnings, CER basis (post-tax)	$824	$352	$335	$450	$(115)	$1,846
Income tax on core earnings, CER basis(2)	101	88	78	88	(42)	313
Core earnings, CER basis (pre-tax)	$925	$440	$413	$538	$(157)	$2,159
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$598		$241
CER adjustment US $(1)	(2)		-
Core earnings, CER basis (post-tax), US $	$596		$241
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 1Q26.

Manulife Financial Corporation – Second Quarter 2026	31
Reconciliation of core earnings to net income attributed to shareholders – 4Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$899	$354	$101	$542	$9	$1,905
Income tax (expenses) recoveries
Core earnings	(101)	(111)	(75)	(93)	52	(328)
Items excluded from core earnings	(102)	25	55	10	30	18
Income tax (expenses) recoveries	(203)	(86)	(20)	(83)	82	(310)
Net income (post-tax)	696	268	81	459	91	1,595
Less: Net income (post-tax) attributed to
Non-controlling interests	26	-	-	7	-	33
Participating policyholders	47	16	-	-	-	63
Net income (loss) attributed to shareholders (post-tax)	623	252	81	452	91	1,499
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(121)	(158)	(238)	(1)	77	(441)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(3)	-	(9)	-	(12)
Amortization of acquisition-related intangible assets	-	-	-	(12)	-	(12)
Reinsurance transactions, tax-related items and other	(41)	-	-	(16)	28	(29)
Core earnings (post-tax)	$785	$413	$319	$490	$(14)	$1,993
Income tax on core earnings (see above)	101	111	75	93	(52)	328
Core earnings (pre-tax)	$886	$524	$394	$583	$(66)	$2,321
Core earnings, CER basis and U.S. dollars – 4Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$785	$413	$319	$490	$(14)	$1,993
CER adjustment(1)	(9)	-	(2)	(4)	-	(15)
Core earnings, CER basis (post-tax)	$776	$413	$317	$486	$(14)	$1,978
Income tax on core earnings, CER basis(2)	99	111	75	93	(52)	326
Core earnings, CER basis (pre-tax)	$875	$524	$392	$579	$(66)	$2,304
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$564		$229
CER adjustment US $(1)	(4)		-
Core earnings, CER basis (post-tax), US $	$560		$229
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 4Q25.

Manulife Financial Corporation – Second Quarter 2026	32
Reconciliation of core earnings to net income attributed to shareholders – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,268	$551	$(109)	$606	$(87)	$2,229
Income tax (expenses) recoveries
Core earnings	(93)	(119)	(79)	(82)	91	(282)
Items excluded from core earnings	(140)	(5)	113	1	3	(28)
Income tax (expenses) recoveries	(233)	(124)	34	(81)	94	(310)
Net income (post-tax)	1,035	427	(75)	525	7	1,919
Less: Net income (post-tax) attributed to
Non-controlling interests	128	-	-	2	-	130
Participating policyholders	12	(22)	-	-	-	(10)
Net income (loss) attributed to shareholders (post-tax)	895	449	(75)	523	7	1,799
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	173	(37)	(172)	18	16	(2)
Changes in actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(6)	-	(6)
Reinsurance transactions, tax-related items and other	2	-	-	(14)	-	(12)
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
Income tax on core earnings (see above)	93	119	79	82	(91)	282
Core earnings (pre-tax)	$852	$547	$411	$607	$(100)	$2,317
Core earnings, CER basis and U.S. dollars – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
CER adjustment(1)	(7)	-	2	-	-	(5)
Core earnings, CER basis (post-tax)	$752	$428	$334	$525	$(9)	$2,030
Income tax on core earnings, CER basis(2)	93	119	79	82	(90)	283
Core earnings, CER basis (pre-tax)	$845	$547	$413	$607	$(99)	$2,313
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$550		$241
CER adjustment US $(1)	(7)		-
Core earnings, CER basis (post-tax), US $	$543		$241
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 3Q25.

Manulife Financial Corporation – Second Quarter 2026	33
Reconciliation of core earnings to net income attributed to shareholders – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,092	$526	$31	$575	$37	$2,261
Income tax (expenses) recoveries
Core earnings	(94)	(110)	(37)	(89)	32	(298)
Items excluded from core earnings	(55)	(5)	42	(4)	(18)	(40)
Income tax (expenses) recoveries	(149)	(115)	5	(93)	14	(338)
Net income (post-tax)	943	411	36	482	51	1,923
Less: Net income (post-tax) attributed to
Non-controlling interests	49	-	-	-	-	49
Participating policyholders	64	21	-	-	-	85
Net income (loss) attributed to shareholders (post-tax)	830	390	36	482	51	1,789
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	161	(27)	(158)	16	121	113
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(51)	(2)	-	3	-	(50)
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
Income tax on core earnings (see above)	94	110	37	89	(32)	298
Core earnings (pre-tax)	$814	$529	$231	$552	$(102)	$2,024
Core earnings, CER basis and U.S. dollars – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
CER adjustment(1)	(13)	-	-	-	-	(13)
Core earnings, CER basis (post-tax)	$707	$419	$194	$463	$(70)	$1,713
Income tax on core earnings, CER basis(2)	93	110	38	89	(33)	297
Core earnings, CER basis (pre-tax)	$800	$529	$232	$552	$(103)	$2,010
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$520		$141
CER adjustment US $(1)	(10)		-
Core earnings, CER basis (post-tax), US $	$510		$141
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 2Q25.

Manulife Financial Corporation – Second Quarter 2026	34
Reconciliation of core earnings to net income attributed to shareholders – YTD 2026
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2026
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$2,240	$726	$340	$1,112	$(180)	$4,238
Income tax (expenses) recoveries
Core earnings	(223)	(185)	(145)	(189)	73	(669)
Items excluded from core earnings	(134)	53	96	10	(40)	(15)
Income tax (expenses) recoveries	(357)	(132)	(49)	(179)	33	(684)
Net income (post-tax)	1,883	594	291	933	(147)	3,554
Less: Net income (post-tax) attributed to
Non-controlling interests	159	-	-	16	5	180
Participating policyholders	67	50	-	-	-	117
Net income (loss) attributed to shareholders (post-tax)	1,657	544	291	917	(152)	3,257
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(16)	(184)	(343)	-	78	(465)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(34)	-	(34)
Reinsurance transactions, tax-related items and other	-	(3)	2	(2)	-	(3)
Core earnings (post-tax)	$1,673	$731	$632	$953	$(230)	$3,759
Income tax on core earnings (see above)	223	185	145	189	(73)	669
Core earnings (pre-tax)	$1,896	$916	$777	$1,142	$(303)	$4,428
Core earnings, CER basis and U.S. dollars – YTD 2026
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2026
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,673	$731	$632	$953	$(230)	$3,759
CER adjustment(1)	4	-	4	2	-	10
Core earnings, CER basis (post-tax)	$1,677	$731	$636	$955	$(230)	$3,769
Income tax on core earnings, CER basis(2)	224	185	145	189	(73)	670
Core earnings, CER basis (pre-tax)	$1,901	$916	$781	$1,144	$(303)	$4,439
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,214		$459
CER adjustment US $(1)	(2)		-
Core earnings, CER basis (post-tax), US $	$1,212		$459
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ is translated to US$ using the US$ Statement of Income exchange rate for the respective quarters that make up 2026 year-to-date core earnings.

Manulife Financial Corporation – Second Quarter 2026	35
Reconciliation of core earnings to net income attributed to shareholders – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,962	$831	$(700)	$1,103	$(236)	$2,960
Income tax (expenses) recoveries
Core earnings	(195)	(199)	(121)	(175)	61	(629)
Items excluded from core earnings	(85)	25	288	(2)	(11)	215
Income tax (expenses) recoveries	(280)	(174)	167	(177)	50	(414)
Net income (post-tax)	1,682	657	(533)	926	(186)	2,546
Less: Net income (post-tax) attributed to
Non-controlling interests	116	-	-	1	(2)	115
Participating policyholders	112	45	-	-	-	157
Net income (loss) attributed to shareholders (post-tax)	1,454	612	(533)	925	(184)	2,274
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	84	(179)	(1,088)	5	(41)	(1,219)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(55)	(2)	-	3	54	-
Core earnings (post-tax)	$1,425	$793	$555	$917	$(197)	$3,493
Income tax on core earnings (see above)	195	199	121	175	(61)	629
Core earnings (pre-tax)	$1,620	$992	$676	$1,092	$(258)	$4,122
Core earnings, CER basis and U.S. dollars – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,425	$793	$555	$917	$(197)	$3,493
CER adjustment(1)	(40)	-	(13)	(13)	-	(66)
Core earnings, CER basis (post-tax)	$1,385	$793	$542	$904	$(197)	$3,427
Income tax on core earnings, CER basis(2)	190	199	118	173	(61)	619
Core earnings, CER basis (pre-tax)	$1,575	$992	$660	$1,077	$(258)	$4,046
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,012		$392
CER adjustment US $(1)	(12)		-
Core earnings, CER basis (post-tax), US $	$1,000		$392
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ is translated to US$ using the US$ Statement of Income exchange rate for the respective quarters that make up 2025 year-to-date core earnings.

Manulife Financial Corporation – Second Quarter 2026	36
Reconciliation of core earnings to net income attributed to shareholders – 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$4,129	$1,736	$(708)	$2,251	$(314)	$7,094
Income tax (expenses) recoveries
Core earnings	(389)	(429)	(275)	(350)	204	(1,239)
Items excluded from core earnings	(327)	45	456	9	22	205
Income tax (expenses) recoveries	(716)	(384)	181	(341)	226	(1,034)
Net income (post-tax)	3,413	1,352	(527)	1,910	(88)	6,060
Less: Net income (post-tax) attributed to
Non-controlling interests	270	-	-	10	(2)	278
Participating policyholders	171	39	-	-	-	210
Net income (loss) attributed to shareholders (post-tax)	2,972	1,313	(527)	1,900	(86)	5,572
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	136	(374)	(1,498)	22	52	(1,662)
Changes in actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	(3)	-	(9)	-	(12)
Amortization of acquisition-related intangible assets	-	-	-	(18)	-	(18)
Reinsurance transactions, tax-related items and other	(94)	(2)	-	(27)	82	(41)
Core earnings (post-tax)	$2,969	$1,634	$1,206	$1,932	$(220)	$7,521
Income tax on core earnings (see above)	389	429	275	350	(204)	1,239
Core earnings (pre-tax)	$3,358	$2,063	$1,481	$2,282	$(424)	$8,760
Core earnings, CER basis and U.S. dollars – 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,969	$1,634	$1,206	$1,932	$(220)	$7,521
CER adjustment(1)	(56)	-	(13)	(17)	-	(86)
Core earnings, CER basis (post-tax)	$2,913	$1,634	$1,193	$1,915	$(220)	$7,435
Income tax on core earnings, CER basis(2)	382	429	272	348	(203)	1,228
Core earnings, CER basis (pre-tax)	$3,295	$2,063	$1,465	$2,263	$(423)	$8,663
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$2,126		$862
CER adjustment US $(1)	(23)		-
Core earnings, CER basis (post-tax), US $	$2,103		$862
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for the four respective quarters that make up
2025 core earnings.

Manulife Financial Corporation – Second Quarter 2026	37
Segment core earnings by business line or geographic source
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Asia

	Quarterly Results					YTD Results		Full Year Results
(US $ millions)	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Hong Kong	$339	$324	$318	$298	$259	$663	$515	$1,131
Japan	114	114	108	103	97	228	184	395
Asia Other(1)	163	164	164	157	159	327	308	629
Mainland China								61
Singapore								238
Other(2)								330
Regional Office	-	(4)	(26)	(8)	5	(4)	5	(29)
Total Asia core earnings	$616	$598	$564	$550	$520	$1,214	$1,012	$2,126
(1)Core earnings for Asia Other are reported by market annually, on a full year basis.
(2)Other includes Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines, and Vietnam.

	Quarterly Results					YTD Results		Full Year Results
(US $ millions), CER basis(1)	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Hong Kong	$339	$324	$318	$298	$259	$663	$515	$1,131
Japan	114	112	104	96	88	226	171	371
Asia Other(2)	163	164	164	157	158	327	309	630
Mainland China								64
Singapore								242
Other(3)								324
Regional Office	-	(4)	(26)	(8)	5	(4)	5	(29)
Total Asia core earnings, CER basis	$616	$596	$560	$543	$510	$1,212	$1,000	$2,103
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
(2)Core earnings for Asia Other are reported by market annually, on a full year basis.
(3)Other includes Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines, and Vietnam.
Canada

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Insurance	$282	$261	$320	$326	$326	$543	$606	$1,252
Annuities	60	56	57	62	56	116	114	233
Manulife Bank	37	35	36	40	37	72	73	149
Total Canada core earnings	$379	$352	$413	$428	$419	$731	$793	$1,634
U.S.

	Quarterly Results					YTD Results		Full Year Results
(US $ in millions)	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
U.S. Insurance	$194	$219	$200	$218	$114	$413	$343	$761
U.S. Annuities	24	22	29	23	27	46	49	101
Total U.S. core earnings	$218	$241	$229	$241	$141	$459	$392	$862
Global WAM by business line

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Retirement	$260	$247	$268	$305	$265	$507	$528	$1,101
Retail	162	137	155	154	145	299	286	595
Institutional asset management	83	64	67	66	53	147	103	236
Total Global WAM core earnings	$505	$448	$490	$525	$463	$953	$917	$1,932

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions), CER basis(1)	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Retirement	$260	$248	$267	$306	$266	$508	$522	$1,093
Retail	162	138	155	152	145	300	282	590
Institutional asset management	83	64	64	67	52	147	100	232
Total Global WAM core earnings, CER basis	$505	$450	$486	$525	$463	$955	$904	$1,915
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.

Manulife Financial Corporation – Second Quarter 2026	38
Global WAM by geographic source

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Asia	$111	$87	$116	$149	$126	$198	$264	$529
Canada	118	112	117	124	109	230	219	460
U.S.	276	249	257	252	228	525	434	943
Total Global WAM core earnings	$505	$448	$490	$525	$463	$953	$917	$1,932

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions), CER basis(1)	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Asia	$111	$87	$114	$149	$126	$198	$258	$520
Canada	118	112	117	124	109	230	219	460
U.S.	276	251	255	252	228	527	427	935
Total Global WAM core earnings, CER basis	$505	$450	$486	$525	$463	$955	$904	$1,915
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends and other equity distributions.

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Core earnings	$1,923	$1,836	$1,993	$2,035	$1,726	$3,759	$3,493	$7,521
Less: Preferred share dividends and other equity distributions(1)	103	58	103	58	103	161	160	321
Core earnings available to common shareholders	1,820	1,778	1,890	1,977	1,623	3,598	3,333	7,200
CER adjustment(2)	-	10	(15)	(5)	(13)	10	(66)	(86)
Core earnings available to common shareholders, CER basis	$1,820	$1,788	$1,875	$1,972	$1,610	$3,608	$3,267	$7,114
(1)Preferred share dividends and other equity distributions are recorded in the Corporate and Other segment. As a result, core earnings and core earnings available to common shareholders are the same figure for Asia, Canada, U.S. and Global WAM segments. Core earnings for Corporate and Other segment is reduced by preferred shares and other equity distributions to arrive at core earnings available to common shareholders. See above for the reconciliation of core earnings to net income attributed to shareholders for each segment.
(2)The impact of updating foreign exchange rates to that which was used in 2Q26.

Manulife Financial Corporation – Second Quarter 2026	39
Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

($ millions, unless otherwise stated)	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Core earnings available to common shareholders	$1,820	$1,778	$1,890	$1,977	$1,623	$3,598	$3,333	$7,200
Annualized core earnings available to common shareholders (post- tax)	$7,300	$7,211	$7,498	$7,844	$6,510	$7,256	$6,721	$7,200
Average common shareholders’ equity (see below)	$44,818	$43,717	$43,759	$43,238	$43,448	$44,267	$43,921	$43,709
Core ROE (annualized) (%)	16.3%	16.5%	17.1%	18.1%	15.0%	16.4%	15.3%	16.5%
Average common shareholders’ equity
Total shareholders’ and other equity	$52,324	$50,632	$50,121	$50,716	$49,080	$52,324	$49,080	$50,121
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$45,664	$43,972	$43,461	$44,056	$42,420	$45,664	$42,420	$43,461
Average common shareholders’ equity	$44,818	$43,717	$43,759	$43,238	$43,448	$44,267	$43,921	$43,709
Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.
The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings.
Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Per share dividend	$0.49	$0.49	$0.44	$0.44	$0.44	$0.97	$0.88	$1.76
Core EPS	$1.09	$1.06	$1.12	$1.16	$0.95	$2.15	$1.94	$4.21
Common share core dividend payout ratio	45%	46%	39%	38%	46%	45%	45%	42%
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the second quarter of 2026.
Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented throughout this section.
Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

Manulife Financial Corporation – Second Quarter 2026	40
Drivers of Earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE line items are comprised of amounts that have been included in our financial statements. The core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. The elements of the core earnings DOE are described below:
Net Insurance Service Result represents the core earnings associated with providing insurance service to policyholders within the period including:
•Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the
CSM recognized for service provided, and expected earnings on short-term PAA insurance business.
•Impact of new insurance business relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.
•Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the CSM unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.
•Other represents pre-tax net income on residual items in the insurance result section.
Net Investment Result represents the core earnings associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However within the Consolidated
Statements of Income, the results associated with these businesses would impact the total investment result. This section includes:
•Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance and investment contract liabilities, net of investment expenses.
•Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.
•Expected earnings on surplus reflects the expected investment return on surplus assets.
•Other represents pre-tax net income on residual items in the investment result section.
Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Other represents net income associated with items outside of the net insurance service result, net investment result, Global
WAM and Manulife Bank. Other includes lines attributed to core earnings such as:
•Non-directly attributable expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses exclude non-directly attributable investment expenses as they are included in the net investment result.
•Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.
Net income attributed to shareholders includes the following items excluded from core earnings:
•Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.
•Changes in actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.
•Restructuring charges includes a charge taken to reorganize operations.
•Amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. As noted above, this item is now excluded from core earnings commencing in 3Q25 to better represent the underlying earnings capacity of acquired businesses, consistent with our definition of core earnings, and to better align with industry practice. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods.
•Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantively enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.
All of the above items are discussed in more detail in our definition of items excluded from core earnings.

Manulife Financial Corporation – Second Quarter 2026	41
DOE Reconciliation – 2Q26
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$761	$294	$130	$-	$11	$1,196
Less: Insurance service result attributed to:
Items excluded from core earnings	-	(6)	27	-	(1)	20
NCI	25	-	-	-	-	25
Participating policyholders	86	23	-	-	-	109
Core net insurance service result	650	277	103	-	12	1,042
Core net insurance service result, CER adjustment(1)	-	-	-	-	-	-
Core net insurance service result, CER basis	$650	$277	$103	$-	$12	$1,042

Total investment result reconciliation
Total investment result per financial statements	$734	$442	$29	$(172)	$389	$1,422
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	363	-	(172)	-	191
Add: Consolidation and other adjustments from Other DOE line	-	-	12	-	(184)	(172)
Less: Net investment result attributed to:
Items excluded from core earnings	234	(92)	(238)	-	146	50
NCI	118	-	-	-	5	123
Participating policyholders	(5)	(1)	-	-	-	(6)
Core net investment result	387	172	279	-	54	892
Core net investment result, CER adjustment(1)	-	-	-	-	-	-
Core net investment result, CER basis	$387	$172	$279	$-	$54	$892

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$56	$-	$617	$-	$673
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	4	-	11	-	15
Core earnings in Manulife Bank and Global WAM	-	52	-	606	-	658
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	-	-	-
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$52	$-	$606	$-	$658

Other reconciliation
Other revenue per financial statements	$65	$74	$67	$2,061	$(51)	$2,216
General expenses per financial statements	(84)	(161)	(44)	(852)	(107)	(1,248)
Commissions related to non-insurance contracts	(8)	(18)	1	(412)	11	(426)
Interest expenses per financial statements	(4)	(230)	(2)	(2)	(150)	(388)
Total financial statements values included in Other	(31)	(335)	22	795	(297)	154
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(307)	-	789	-	482
Consolidation and other adjustments to net investment result DOE line	-	-	12	-	(184)	(172)
Less: Other attributed to:
Items excluded from core earnings	43	6	24	-	99	172
NCI	2	-	-	6	-	8
Participating policyholders	(2)	(4)	-	-	-	(6)
Add: Participating policyholders’ earnings transfer to shareholders	13	5	-	-	-	18
Other core earnings	(61)	(25)	(14)	-	(212)	(312)
Other core earnings, CER adjustment(1)	-	-	-	-	-	-
Other core earnings, CER basis	$(61)	$(25)	$(14)	$-	$(212)	$(312)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(230)	$(70)	$(28)	$(103)	$(23)	$(454)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(68)	15	39	(2)	(54)	(70)
NCI	(19)	-	-	-	-	(19)
Participating policyholders	(20)	12	-	-	-	(8)
Core income tax (expenses) recoveries	(123)	(97)	(67)	(101)	31	(357)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	-	-	-	-
Core income tax (expenses) recoveries, CER basis	$(123)	$(97)	$(67)	$(101)	$31	$(357)
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2026	42
DOE Reconciliation – 1Q26
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$649	$282	$213	$-	$20	$1,164
Less: Insurance service result attributed to:
Items excluded from core earnings	(47)	(3)	23	-	1	(26)
NCI	24	-	-	-	-	24
Participating policyholders	72	24	-	-	-	96
Core net insurance service result	600	261	190	-	19	1,070
Core net insurance service result, CER adjustment(1)	4	-	2	-	-	6
Core net insurance service result, CER basis	$604	$261	$192	$-	$19	$1,076

Total investment result reconciliation
Total investment result per financial statements	$193	$366	$(45)	$(276)	$179	$417
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	349	-	(276)	-	73
Add: Consolidation and other adjustments from Other DOE line	-	-	4	-	(153)	(149)
Less: Net investment result attributed to:
Items excluded from core earnings	(188)	(129)	(284)	-	(38)	(639)
NCI	(1)	-	-	-	-	(1)
Participating policyholders	5	(7)	-	-	-	(2)
Core net investment result	377	153	243	-	64	837
Core net investment result, CER adjustment(1)	1	-	2	-	-	3
Core net investment result, CER basis	$378	$153	$245	$-	$64	$840

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$51	$-	$479	$-	$530
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	3	-	(57)	-	(54)
Core earnings in Manulife Bank and Global WAM	-	48	-	536	-	584
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	2	-	2
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$48	$-	$538	$-	$586

Other reconciliation
Other revenue per financial statements	$34	$75	$38	$1,986	$(203)	$1,930
General expenses per financial statements	(90)	(156)	(46)	(828)	(131)	(1,251)
Commissions related to non-insurance contracts	(6)	(19)	2	(392)	10	(405)
Interest expenses per financial statements	(4)	(223)	(3)	(1)	(158)	(389)
Total financial statements values included in Other	(66)	(323)	(9)	765	(482)	(115)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(298)	-	755	-	457
Consolidation and other adjustments to net investment result DOE line	-	-	4	-	(153)	(149)
Less: Other attributed to:
Items excluded from core earnings	9	1	11	-	(89)	(68)
NCI	4	-	-	10	-	14
Participating policyholders	(2)	(1)	-	-	-	(3)
Add: Participating policyholders’ earnings transfer to shareholders	20	3	-	-	-	23
Other core earnings	(57)	(22)	(24)	-	(240)	(343)
Other core earnings, CER adjustment(1)	-	-	-	-	-	-
Other core earnings, CER basis	$(57)	$(22)	$(24)	$-	$(240)	$(343)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(127)	$(62)	$(21)	$(76)	$56	$(230)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	1	14	57	12	14	98
NCI	6	-	-	-	-	6
Participating policyholders	(34)	12	-	-	-	(22)
Core income tax (expenses) recoveries	(100)	(88)	(78)	(88)	42	(312)
Core income tax (expenses) recoveries, CER adjustment(1)	(1)	-	-	-	-	(1)
Core income tax (expenses) recoveries, CER basis	$(101)	$(88)	$(78)	$(88)	$42	$(313)
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2026	43
DOE Reconciliation – 4Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$692	$362	$136	$-	$66	$1,256
Less: Insurance service result attributed to:
Items excluded from core earnings	(4)	(2)	23	-	(2)	15
NCI	20	-	-	-	-	20
Participating policyholders	70	25	-	-	-	95
Core net insurance service result	606	339	113	-	68	1,126
Core net insurance service result, CER adjustment(1)	(7)	-	(1)	-	-	(8)
Core net insurance service result, CER basis	$599	$339	$112	$-	$68	$1,118

Total investment result reconciliation
Total investment result per financial statements	$322	$316	$(38)	$(287)	$325	$638
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	341	-	(287)	-	54
Add: Consolidation and other adjustments from Other DOE line	1	(1)	27	-	(181)	(154)
Less: Net investment result attributed to:
Items excluded from core earnings	(63)	(175)	(309)	-	53	(494)
NCI	8	-	-	-	-	8
Participating policyholders	6	(7)	-	-	-	(1)
Core net investment result	372	156	298	-	91	917
Core net investment result, CER adjustment(1)	(5)	-	(1)	-	(1)	(7)
Core net investment result, CER basis	$367	$156	$297	$-	$90	$910

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$50	$-	$536	$-	$586
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(1)	-	(47)	-	(48)
Core earnings in Manulife Bank and Global WAM	-	51	-	583	-	634
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(4)	-	(4)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$51	$-	$579	$-	$630

Other reconciliation
Other revenue per financial statements	$31	$70	$39	$2,119	$(112)	$2,147
General expenses per financial statements	(119)	(159)	(39)	(889)	(121)	(1,327)
Commissions related to non-insurance contracts	(1)	(18)	6	(399)	8	(404)
Interest expenses per financial statements	(26)	(217)	(3)	(1)	(158)	(405)
Total financial statements values included in Other	(115)	(324)	3	830	(383)	11
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(291)	-	823	-	532
Consolidation and other adjustments to net investment result DOE line	1	(1)	27	-	(182)	(155)
Less: Other attributed to:
Items excluded from core earnings	(11)	(8)	(7)	-	24	(2)
NCI	4	-	-	7	-	11
Participating policyholders	(2)	3	-	-	-	1
Add: Participating policyholders’ earnings transfer to shareholders	15	5	-	-	-	20
Other core earnings	(92)	(22)	(17)	-	(225)	(356)
Other core earnings, CER adjustment(1)	1	-	-	-	1	2
Other core earnings, CER basis	$(91)	$(22)	$(17)	$-	$(224)	$(354)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(203)	$(86)	$(20)	$(83)	$82	$(310)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(84)	25	55	10	30	36
NCI	(6)	-	-	-	-	(6)
Participating policyholders	(12)	-	-	-	-	(12)
Core income tax (expenses) recoveries	(101)	(111)	(75)	(93)	52	(328)
Core income tax (expenses) recoveries, CER adjustment(1)	2	-	-	-	-	2
Core income tax (expenses) recoveries, CER basis	$(99)	$(111)	$(75)	$(93)	$52	$(326)
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2026	44
DOE Reconciliation – 3Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$641	$465	$72	$-	$43	$1,221
Less: Insurance service result attributed to:
Items excluded from core earnings	(19)	88	4	-	1	74
NCI	22	-	-	-	-	22
Participating policyholders	60	26	-	-	-	86
Core net insurance service result	578	351	68	-	42	1,039
Core net insurance service result, CER adjustment(1)	(3)	-	-	-	-	(3)
Core net insurance service result, CER basis	$575	$351	$68	$-	$42	$1,036

Total investment result reconciliation
Total investment result per financial statements	$653	$402	$(205)	$(210)	$229	$869
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	353	-	(210)	-	143
Add: Consolidation and other adjustments from Other DOE line	(2)	1	25	-	(173)	(149)
Less: Net investment result attributed to:
Items excluded from core earnings	202	(48)	(548)	(1)	(30)	(425)
NCI	134	-	-	1	-	135
Participating policyholders	(16)	(67)	-	-	-	(83)
Core net investment result	331	165	368	-	86	950
Core net investment result, CER adjustment(1)	(3)	-	2	-	-	(1)
Core net investment result, CER basis	$328	$165	$370	$-	$86	$949

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$58	$-	$607	$-	$665
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	4	-	-	-	4
Core earnings in Manulife Bank and Global WAM	-	54	-	607	-	661
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	-	-	-
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$54	$-	$607	$-	$661

Other reconciliation
Other revenue per financial statements	$73	$72	$63	$2,024	$(87)	$2,145
General expenses per financial statements	(94)	(152)	(43)	(818)	(125)	(1,232)
Commissions related to non-insurance contracts	(1)	(15)	7	(390)	13	(386)
Interest expenses per financial statements	(4)	(221)	(3)	-	(160)	(388)
Total financial statements values included in Other	(26)	(316)	24	816	(359)	139
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(295)	-	816	-	521
Consolidation and other adjustments to net investment result DOE line	(2)	1	25	1	(173)	(148)
Less: Other attributed to:
Items excluded from core earnings	41	6	24	(2)	43	112
NCI	7	1	-	1	(1)	8
Participating policyholders	(2)	(3)	-	-	-	(5)
Add: Participating policyholders’ earnings transfer to shareholders	13	3	-	-	-	16
Other core earnings	(57)	(23)	(25)	-	(228)	(333)
Other core earnings, CER adjustment(1)	(1)	-	-	-	1	-
Other core earnings, CER basis	$(58)	$(23)	$(25)	$-	$(227)	$(333)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(233)	$(124)	$34	$(81)	$94	$(310)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(88)	(29)	113	1	2	(1)
NCI	(35)	(1)	-	-	1	(35)
Participating policyholders	(17)	25	-	-	-	8
Core income tax (expenses) recoveries	(93)	(119)	(79)	(82)	91	(282)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	-	-	(1)	(1)
Core income tax (expenses) recoveries, CER basis	$(93)	$(119)	$(79)	$(82)	$90	$(283)
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2026	45
DOE Reconciliation – 2Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$571	$370	$39	$-	$26	$1,006
Less: Insurance service result attributed to:
Items excluded from core earnings	(43)	-	28	-	-	(15)
NCI	16	-	-	-	-	16
Participating policyholders	65	25	-	-	-	90
Core net insurance service result	533	345	11	-	26	915
Core net insurance service result, CER adjustment(1)	(6)	-	-	-	-	(6)
Core net insurance service result, CER basis	$527	$345	$11	$-	$26	$909

Total investment result reconciliation
Total investment result per financial statements	$685	$433	$10	$(208)	$346	$1,266
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	312	-	(208)	-	104
Add: Consolidation and other adjustments from Other DOE line	1	3	28	-	(157)	(125)
Less: Net investment result attributed to:
Items excluded from core earnings	275	(27)	(208)	-	105	145
NCI	51	-	-	-	-	51
Participating policyholders	24	(2)	-	-	-	22
Core net investment result	336	153	246	-	84	819
Core net investment result, CER adjustment(1)	(9)	-	1	-	(1)	(9)
Core net investment result, CER basis	$327	$153	$247	$-	$83	$810

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$53	$-	$575	$-	$628
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	23	-	23
Core earnings in Manulife Bank and Global WAM	-	53	-	552	-	605
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	-	-	-
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$53	$-	$552	$-	$605

Other reconciliation
Other revenue per financial statements	$(92)	$85	$33	$1,902	$(77)	$1,851
General expenses per financial statements	(73)	(154)	(47)	(756)	(110)	(1,140)
Commissions related to non-insurance contracts	7	(18)	1	(362)	8	(364)
Interest expenses per financial statements	(6)	(190)	(5)	(1)	(156)	(358)
Total financial statements values included in Other	(164)	(277)	(18)	783	(335)	(11)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(259)	-	783	-	524
Consolidation and other adjustments to net investment result DOE line	1	3	28	-	(157)	(125)
Less: Other attributed to:
Items excluded from core earnings	(97)	3	(20)	-	34	(80)
NCI	1	-	-	-	-	1
Participating policyholders	(5)	1	-	-	-	(4)
Add: Participating policyholders’ earnings transfer to shareholders	9	3	-	-	-	12
Other core earnings	(55)	(22)	(26)	-	(212)	(315)
Other core earnings, CER adjustment(1)	1	-	-	-	-	1
Other core earnings, CER basis	$(54)	$(22)	$(26)	$-	$(212)	$(314)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(149)	$(115)	$5	$(94)	$15	$(338)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(25)	(5)	42	(5)	(17)	(10)
NCI	(19)	-	-	-	-	(19)
Participating policyholders	(11)	-	-	-	-	(11)
Core income tax (expenses) recoveries	(94)	(110)	(37)	(89)	32	(298)
Core income tax (expenses) recoveries, CER adjustment(1)	1	-	(1)	-	1	1
Core income tax (expenses) recoveries, CER basis	$(93)	$(110)	$(38)	$(89)	$33	$(297)
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2026	46
DOE Reconciliation – YTD 2026
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2026
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,410	$576	$343	$-	$31	$2,360
Less: Insurance service result attributed to:
Items excluded from core earnings	(47)	(9)	50	-	-	(6)
NCI	49	-	-	-	-	49
Participating policyholders	158	47	-	-	-	205
Core net insurance service result	1,250	538	293	-	31	2,112
Core net insurance service result, CER adjustment(1)	4	-	2	-	-	6
Core net insurance service result, CER basis	$1,254	$538	$295	$-	$31	$2,118

Total investment result reconciliation
Total investment result per financial statements	$927	$808	$(16)	$(448)	$568	$1,839
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	712	-	(448)	-	264
Add: Consolidation and other adjustments from Other DOE line	-	-	16	-	(337)	(321)
Less: Net investment result attributed to:
Items excluded from core earnings	46	(221)	(522)	-	108	(589)
NCI	117	-	-	-	5	122
Participating policyholders	-	(8)	-	-	-	(8)
Core net investment result	764	325	522	-	118	1,729
Core net investment result, CER adjustment(1)	1	-	2	-	-	3
Core net investment result, CER basis	$765	$325	$524	$-	$118	$1,732

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$107	$-	$1,096	$-	$1,203
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	7	-	(46)	-	(39)
Core earnings in Manulife Bank and Global WAM	-	100	-	1,142	-	1,242
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	2	-	2
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$100	$-	$1,144	$-	$1,244

Other reconciliation
Other revenue per financial statements	$99	$149	$105	$4,047	$(254)	$4,146
General expenses per financial statements	(174)	(317)	(90)	(1,680)	(238)	(2,499)
Commissions related to non-insurance contracts	(14)	(37)	3	(804)	21	(831)
Interest expenses per financial statements	(8)	(453)	(5)	(3)	(308)	(777)
Total financial statements values included in Other	(97)	(658)	13	1,560	(779)	39
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(605)	-	1,544	-	939
Consolidation and other adjustments to net investment result DOE line	-	-	16	-	(337)	(321)
Less: Other attributed to:
Items excluded from core earnings	52	7	35	-	10	104
NCI	6	-	-	16	-	22
Participating policyholders	(4)	(5)	-	-	-	(9)
Add: Participating policyholders’ earnings transfer to shareholders	33	8	-	-	-	41
Other core earnings	(118)	(47)	(38)	-	(452)	(655)
Other core earnings, CER adjustment(1)	-	-	-	-	-	-
Other core earnings, CER basis	$(118)	$(47)	$(38)	$-	$(452)	$(655)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(357)	$(132)	$(49)	$(179)	$33	$(684)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(67)	29	96	10	(40)	28
NCI	(13)	-	-	-	-	(13)
Participating policyholders	(54)	24	-	-	-	(30)
Core income tax (expenses) recoveries	(223)	(185)	(145)	(189)	73	(669)
Core income tax (expenses) recoveries, CER adjustment(1)	(1)	-	-	-	-	(1)
Core income tax (expenses) recoveries, CER basis	$(224)	$(185)	$(145)	$(189)	$73	$(670)
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2026	47
DOE Reconciliation – YTD 2025
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,185	$687	$186	$-	$(9)	$2,049
Less: Insurance service result attributed to:
Items excluded from core earnings	(56)	(5)	61	-	-	-
NCI	43	-	-	-	-	43
Participating policyholders	127	39	-	-	-	166
Core net insurance service result	1,071	653	125	-	(9)	1,840
Core net insurance service result, CER adjustment(1)	(26)	-	(4)	-	1	(29)
Core net insurance service result, CER basis	$1,045	$653	$121	$-	$(8)	$1,811

Total investment result reconciliation
Total investment result per financial statements	$1,029	$731	$(840)	$(480)	$462	$902
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	644	-	(480)	-	164
Add: Consolidation and other adjustments from Other DOE line	1	3	28	-	(328)	(296)
Less: Net investment result attributed to:
Items excluded from core earnings	225	(206)	(1,418)	-	(44)	(1,443)
NCI	111	-	-	-	(2)	109
Participating policyholders	32	12	-	-	-	44
Core net investment result	662	284	606	-	180	1,732
Core net investment result, CER adjustment(1)	(23)	-	(13)	-	-	(36)
Core net investment result, CER basis	$639	$284	$593	$-	$180	$1,696

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$103	$-	$1,102	$-	$1,205
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	10	-	10
Core earnings in Manulife Bank and Global WAM	-	103	-	1,092	-	1,195
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(15)	-	(15)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$103	$-	$1,077	$-	$1,180

Other reconciliation
Other revenue per financial statements	$(91)	$159	$58	$3,877	$(166)	$3,837
General expenses per financial statements	(153)	(306)	(99)	(1,553)	(231)	(2,342)
Commissions related to non-insurance contracts	5	(36)	3	(739)	18	(749)
Interest expenses per financial statements	(13)	(404)	(8)	(2)	(310)	(737)
Total financial statements values included in Other	(252)	(587)	(46)	1,583	(689)	9
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(541)	-	1,583	-	1,042
Consolidation and other adjustments to net investment result DOE line	1	3	28	(1)	(328)	(297)
Less: Other attributed to:
Items excluded from core earnings	(114)	5	(19)	-	68	(60)
NCI	2	-	-	1	-	3
Participating policyholders	(8)	-	-	-	-	(8)
Add: Participating policyholders’ earnings transfer to shareholders	20	6	-	-	-	26
Other core earnings	(113)	(48)	(55)	-	(429)	(645)
Other core earnings, CER adjustment(1)	4	-	1	-	(1)	4
Other core earnings, CER basis	$(109)	$(48)	$(54)	$-	$(430)	$(641)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(280)	$(174)	$167	$(177)	$50	$(414)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(26)	25	288	(2)	(11)	274
NCI	(40)	-	-	-	-	(40)
Participating policyholders	(19)	-	-	-	-	(19)
Core income tax (expenses) recoveries	(195)	(199)	(121)	(175)	61	(629)
Core income tax (expenses) recoveries, CER adjustment(1)	5	-	3	2	-	10
Core income tax (expenses) recoveries, CER basis	$(190)	$(199)	$(118)	$(173)	$61	$(619)
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2026	48
DOE Reconciliation – 2025
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$2,518	$1,514	$394	$-	$100	$4,526
Less: Insurance service result attributed to:
Items excluded from core earnings	(79)	81	88	-	(1)	89
NCI	85	-	-	-	-	85
Participating policyholders	257	90	-	-	-	347
Core net insurance service result	$2,255	$1,343	$306	$-	$101	$4,005
Core net insurance service result, CER adjustment(1)	(36)	-	(4)	-	2	(38)
Core net insurance service result, CER basis	$2,219	$1,343	$302	$-	$103	$3,967

Total investment result reconciliation
Total investment result per financial statements	$2,004	$1,449	$(1,083)	$(977)	$1,016	$2,409
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	1,338	-	(977)	-	361
Add: Consolidation and other adjustments from Other DOE line	-	3	80	-	(682)	(599)
Less: Net investment result attributed to:
Items excluded from core earnings	364	(429)	(2,275)	(1)	(21)	(2,362)
NCI	253	-	-	1	(2)	252
Participating policyholders	22	(62)	-	-	-	(40)
Core net investment result	1,365	605	1,272	-	357	3,599
Core net investment result, CER adjustment(1)	(32)	-	(13)	-	(1)	(46)
Core net investment result, CER basis	$1,333	$605	$1,259	$-	$356	$3,553

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$211	$-	$2,245	$-	$2,456
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	3	-	(37)	-	(34)
Core earnings in Manulife Bank and Global WAM	-	208	-	2,282	-	2,490
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(19)	-	(19)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$208	$-	$2,263	$-	$2,471

Other reconciliation
Other revenue per financial statements	$13	$301	$160	$8,020	$(365)	$8,129
General expenses per financial statements	(366)	(617)	(181)	(3,260)	(477)	(4,901)
Commissions related to non-insurance contracts	3	(69)	16	(1,528)	39	(1,539)
Interest expenses per financial statements	(43)	(842)	(14)	(3)	(628)	(1,530)
Total financial statements values included in Other	(393)	(1,227)	(19)	3,229	(1,431)	159
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(1,127)	-	3,222	-	2,095
Consolidation and other adjustments to net investment result DOE line	-	3	80	-	(683)	(600)
Less: Other attributed to:
Items excluded from core earnings	(84)	3	(2)	(2)	135	50
NCI	13	1	-	9	(1)	22
Participating policyholders	(12)	-	-	-	-	(12)
Add: Participating policyholders’ earnings transfer to shareholders	48	14	-	-	-	62
Other core earnings	(262)	(93)	(97)	-	(882)	(1,334)
Other core earnings, CER adjustment(1)	5	-	1	-	-	6
Other core earnings, CER basis	$(257)	$(93)	$(96)	$-	$(882)	$(1,328)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(716)	$(384)	$181	$(341)	$226	$(1,034)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(198)	21	456	9	21	309
NCI	(81)	(1)	-	-	1	(81)
Participating policyholders	(48)	25	-	-	-	(23)
Core income tax (expenses) recoveries	(389)	(429)	(275)	(350)	204	(1,239)
Core income tax (expenses) recoveries, CER adjustment(1)	7	-	3	2	(1)	11
Core income tax (expenses) recoveries, CER basis	$(382)	$(429)	$(272)	$(348)	$203	$(1,228)
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2026	49
General expenses, CER basis
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
General expenses	$1,248	$1,251	$1,327	$1,232	$1,140	$2,499	$2,342	$4,901
CER adjustment(1)	-	4	(7)	1	(1)	4	(23)	(29)
General expenses, CER basis	$1,248	$1,255	$1,320	$1,233	$1,139	$2,503	$2,319	$4,872
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
The CSM is a liability that represents future unearned profits on insurance contracts written. It is a component of insurance and reinsurance contract liabilities on the Statement of Financial Position and includes amounts attributed to common shareholders, participating policyholders and NCI.
Our reporting of CSM is net of NCI. Changes, or movement, in the CSM net of NCI are classified as organic and inorganic.
CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.
Changes in CSM net of NCI that are classified as organic include the following impacts:
•Impact of new insurance business (“impact of new business” or “new business CSM”) is the impact from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact from entering into new in-force reinsurance contracts which would generally be considered a management action.
•Expected movement related to finance income or expenses (“interest accretion”) includes interest accreted on the
CSM net of NCI during the period and the expected change on VFA contracts if returns are as expected.
•CSM recognized for service provided (“CSM amortization”) is the portion of the CSM net of NCI that is recognized in net income for service provided in the period; and
•Insurance experience gains (losses) and other is primarily the change from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.
Changes in CSM net of NCI that are classified as inorganic include the following impacts:
•Changes in actuarial methods and assumptions that adjust the CSM;
•Effect of movement in exchange rates over the reporting period;
•Impact of markets; and
•Reinsurance transactions, tax-related and other items that reflect the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantively enacted income tax rate changes, material adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.
Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of NCI is used in the adjusted book value per share calculation and is calculated as the CSM net of NCI adjusted for the marginal income tax rate in the jurisdictions that report this balance.
Growth in the CSM net of NCI from organic CSM movement measures the percent growth or decline in our CSM balance due to organic change, or movement, in the CSM during the year. It is a measure of the CSM generation capability of our underlying business. It is calculated as the percentage growth / decline in our annualized year-to-date change in organic CSM net of NCI divided by the prior year-end CSM net of NCI balance on a constant exchange rate basis.
New business CSM growth is the percentage change in the new business CSM compared with a prior period on a constant exchange rate basis.

Manulife Financial Corporation – Second Quarter 2026	50
CSM and post-tax CSM information
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025
CSM	$29,205	$27,325	$26,568	$26,283	$23,722
Less: CSM for NCI	1,942	1,736	1,599	1,565	1,406
CSM, net of NCI	$27,263	$25,589	$24,969	$24,718	$22,316
CER adjustment(1)	-	310	639	232	469
CSM, net of NCI, CER basis	$27,263	$25,899	$25,608	$24,950	$22,785
CSM by segment
Asia	$19,562	$18,228	$17,750	$17,580	$15,786
Asia NCI	1,942	1,736	1,599	1,565	1,406
Canada	4,509	4,432	4,459	4,490	4,133
U.S.	3,188	2,927	2,760	2,649	2,386
Corporate and Other	4	2	-	(1)	11
CSM	$29,205	$27,325	$26,568	$26,283	$23,722
CSM, CER adjustment(1)
Asia	$-	$262	$542	$181	$374
Asia NCI	-	58	101	104	130
Canada	-	-	-	-	-
U.S.	-	49	97	52	95
Corporate and Other	-	-	-	-	1
Total	$-	$369	$740	$337	$600
CSM, CER basis
Asia	$19,562	$18,490	$18,292	$17,761	$16,160
Asia NCI	1,942	1,794	1,700	1,669	1,536
Canada	4,509	4,432	4,459	4,490	4,133
U.S.	3,188	2,976	2,857	2,701	2,481
Corporate and Other	4	2	-	(1)	12
Total CSM, CER basis	$29,205	$27,694	$27,308	$26,620	$24,322
Post-tax CSM
CSM	$29,205	$27,325	$26,568	$26,283	$23,722
Marginal tax rate on CSM	(4,781)	(4,510)	(4,403)	(4,347)	(3,940)
Post-tax CSM	$24,424	$22,815	$22,165	$21,936	$19,782
CSM, net of NCI	$27,263	$25,589	$24,969	$24,718	$22,316
Marginal tax rate on CSM net of NCI	(4,596)	(4,334)	(4,236)	(4,181)	(3,789)
Post-tax CSM net of NCI	$22,667	$21,255	$20,733	$20,537	$18,527
(1)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 2Q26.

Manulife Financial Corporation – Second Quarter 2026	51
New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
New business CSM
Hong Kong	$322	$316	$244	$287	$286	$638	$602	$1,133
Japan	122	167	159	76	74	289	155	390
Mainland China	66	114	55	112	63	180	189	356
Singapore	228	165	159	182	140	393	278	619
Other(2)	39	40	80	55	100	79	154	289
Asia	777	802	697	712	663	1,579	1,378	2,787
Canada	129	103	135	109	100	232	191	435
U.S.	118	114	188	145	119	232	220	553
Total new business CSM	$1,024	$1,019	$1,020	$966	$882	$2,043	$1,789	$3,775
New business CSM, CER adjustment(3)
Hong Kong	$-	$3	$(2)	$2	$-	$3	$(10)	$(11)
Japan	-	(1)	(6)	(6)	(7)	(1)	(13)	(25)
Mainland China	-	3	2	6	4	3	7	16
Singapore	-	1	-	2	2	1	4	6
Other(2)	-	(1)	(1)	(1)	-	(1)	(3)	(5)
Asia	-	5	(7)	3	(1)	5	(15)	(19)
Canada	-	-	1	-	-	-	-	-
U.S.	-	1	(2)	1	-	1	(4)	(5)
Total new business CSM	$-	$6	$(8)	$4	$(1)	$6	$(19)	$(24)
New business CSM, CER basis
Hong Kong	$322	$319	$242	$289	$286	$641	$592	$1,122
Japan	122	166	153	70	67	288	142	365
Mainland China	66	117	57	118	67	183	196	372
Singapore	228	166	159	184	142	394	282	625
Other(2)	39	39	79	54	100	78	151	284
Asia	777	807	690	715	662	1,584	1,363	2,768
Canada	129	103	136	109	100	232	191	435
U.S.	118	115	186	146	119	233	216	548
Total new business CSM, CER basis	$1,024	$1,025	$1,012	$970	$881	$2,049	$1,770	$3,751
(1)New business CSM is net of NCI.
(2)Other includes Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines and Vietnam.
(3)The impact of updating foreign exchange rates to that which was used in 2Q26.

Manulife Financial Corporation – Second Quarter 2026	52
Net income financial measures on a CER basis
(Canadian $ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Net income (loss) attributed to shareholders:
Asia	$1,062	$595	$623	$895	$830	$1,657	$1,454	$2,972
Canada	306	238	252	449	390	544	612	1,313
U.S.	153	138	81	(75)	36	291	(533)	(527)
Global WAM	514	403	452	523	482	917	925	1,900
Corporate and Other	75	(227)	91	7	51	(152)	(184)	(86)
Total net income (loss) attributed to shareholders	2,110	1,147	1,499	1,799	1,789	3,257	2,274	5,572
Preferred share dividends and other equity distributions	(103)	(58)	(103)	(58)	(103)	(161)	(160)	(321)
Common shareholders’ net income (loss)	$2,007	$1,089	$1,396	$1,741	$1,686	$3,096	$2,114	$5,251
CER adjustment(1)
Asia	$-	$3	$(3)	$21	$3	$3	$(30)	$(11)
Canada	-	-	-	-	-	-	-	-
U.S.	-	4	(1)	(1)	1	4	22	18
Global WAM	-	3	(5)	3	(2)	3	(19)	(21)
Corporate and Other	-	-	(2)	(2)	5	-	13	10
Total net income (loss) attributed to shareholders	-	10	(11)	21	7	10	(14)	(4)
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$10	$(11)	$21	$7	$10	$(14)	$(4)
Net income (loss) attributed to shareholders, CER basis
Asia	$1,062	$598	$620	$916	$833	$1,660	$1,424	$2,961
Canada	306	238	252	449	390	544	612	1,313
U.S.	153	142	80	(76)	37	295	(511)	(509)
Global WAM	514	406	447	526	480	920	906	1,879
Corporate and Other	75	(227)	89	5	56	(152)	(171)	(76)
Total net income (loss) attributed to shareholders, CER basis	2,110	1,157	1,488	1,820	1,796	3,267	2,260	5,568
Preferred share dividends and other equity distributions, CER basis	(103)	(58)	(103)	(58)	(103)	(161)	(160)	(321)
Common shareholders’ net income (loss), CER basis	$2,007	$1,099	$1,385	$1,762	$1,693	$3,106	$2,100	$5,247
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$768	$433	$447	$649	$600	$1,201	$1,035	$2,131
CER adjustment, US $(1)	-	(1)	-	13	2	(1)	(7)	6
Asia net income (loss) attributed to shareholders, US $, CER basis(1)	$768	$432	$447	$662	$602	$1,200	$1,028	$2,137
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$2,110	$1,147	$1,499	$1,799	$1,789	$3,257	$2,274	$5,572
Tax on net income attributed to shareholders	427	215	292	283	307	642	354	929
Net income (loss) attributed to shareholders (pre-tax)	2,537	1,362	1,791	2,082	2,096	3,899	2,628	6,501
CER adjustment(1)	-	6	(9)	(11)	(12)	6	(30)	(49)
Net income (loss) attributed to shareholders (pre-tax), CER basis	$2,537	$1,368	$1,782	$2,071	$2,084	$3,905	$2,598	$6,452
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the respective reporting period.

Manulife Financial Corporation – Second Quarter 2026	53
AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the
General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.
Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	June 30, 2026						June 30, 2026
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$31,748	$-	$-	$-	$31,748	$-	$-
Derivative reclassification(2)	-	-	-	-	3,249	3,249	-	-
Other	203,093	86,620	127,060	11,490	22,517	450,780	143,152	89,558
Total	203,093	118,368	127,060	11,490	25,766	485,777	143,152	89,558
Segregated funds net assets
Institutional	-	-	-	3,184	-	3,184	-	-
Other(3)	35,965	38,424	81,290	339,047	(48)	494,678	25,353	57,296
Total	35,965	38,424	81,290	342,231	(48)	497,862	25,353	57,296
AUM per financial statements	239,058	156,792	208,350	353,721	25,718	983,639	168,505	146,854
Mutual funds	-	-	-	365,100	-	365,100	-	-
Institutional asset management(4)	-	-	-	197,673	-	197,673	-	-
Other funds	-	-	-	28,487	-	28,487	-	-
Total AUM	239,058	156,792	208,350	944,981	25,718	1,574,899	168,505	146,854
Assets under administration	-	-	-	272,311	-	272,311	-	-
Total AUMA	$239,058	$156,792	$208,350	$1,217,292	$25,718	$1,847,210	$168,505	$146,854
Total AUMA, US $(5)						$1,301,998

Total AUMA	$239,058	$156,792	$208,350	$1,217,292	$25,718	$1,847,210
CER adjustment(6)	-	-	-	-	-	-
Total AUMA, CER basis	$239,058	$156,792	$208,350	$1,217,292	$25,718	$1,847,210

Global WAM Managed AUMA
Global WAM AUMA				$1,217,292
AUM managed by Global WAM for Manulife’s other segments				244,112
Total				$1,461,404
(1)Represents net lending assets.
(2)Corporate and Other amount is related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.
(3)Corporate and Other segregated funds net assets represent elimination of amounts held by the Company.
(4)Institutional asset management excludes Institutional segregated funds net assets.
(5)US$ AUMA is calculated as total AUMA in Canadian $ divided by the US$ exchange rate in effect at the end of the quarter.
(6)The impact of updating foreign exchange rates to that which was used in 2Q26.

Manulife Financial Corporation – Second Quarter 2026	54
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	March 31, 2026						March 31, 2026
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$30,456	$-	$-	$-	$30,456	$-	$-
Derivative reclassification(2)	-	-	-	-	4,317	4,317	-	-
Other	188,673	83,796	123,233	10,900	20,439	427,041	135,208	88,304
Total	188,673	114,252	123,233	10,900	24,756	461,814	135,208	88,304
Segregated funds net assets
Institutional	-	-	-	3,083	-	3,083	-	-
Other(3)	32,053	36,840	75,438	308,289	(35)	452,585	22,972	54,056
Total	32,053	36,840	75,438	311,372	(35)	455,668	22,972	54,056
AUM per financial statements	220,726	151,092	198,671	322,272	24,721	917,482	158,180	142,360
Mutual funds	-	-	-	331,267	-	331,267	-	-
Institutional asset management(4)	-	-	-	186,826	-	186,826	-	-
Other funds	-	-	-	24,427	-	24,427	-	-
Total AUM	220,726	151,092	198,671	864,792	24,721	1,460,002	158,180	142,360
Assets under administration	-	-	-	245,326	-	245,326	-	-
Total AUMA	$220,726	$151,092	$198,671	$1,110,118	$24,721	$1,705,328	$158,180	$142,360
Total AUMA, US $(5)						$1,221,975

Total AUMA	$220,726	$151,092	$198,671	$1,110,118	$24,721	$1,705,328
CER adjustment(6)	3,661	-	3,313	13,414	-	20,388
Total AUMA, CER basis	$224,387	$151,092	$201,984	$1,123,532	$24,721	$1,725,716

Global WAM Managed AUMA
Global WAM AUMA				$1,110,118
AUM managed by Global WAM for Manulife’s other segments				230,577
Total				$1,340,695
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at June 30, 2026 above.

Manulife Financial Corporation – Second Quarter 2026	55
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	December 31, 2025						December 31, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$29,896	$-	$-	$-	$29,896	$-	$-
Derivative reclassification(2)	-	-	-	-	4,737	4,737	-	-
Other	185,848	84,587	122,591	9,787	22,482	425,295	135,597	89,434
Total	185,848	114,483	122,591	9,787	27,219	459,928	135,597	89,434
Segregated funds net assets
Institutional	-	-	-	3,075	-	3,075	-	-
Other(3)	32,245	38,218	77,272	310,491	(47)	458,179	23,527	56,372
Total	32,245	38,218	77,272	313,566	(47)	461,254	23,527	56,372
AUM per financial statements	218,093	152,701	199,863	323,353	27,172	921,182	159,124	145,806
Mutual funds	-	-	-	338,443	-	338,443	-	-
Institutional asset management(4)	-	-	-	176,402	-	176,402	-	-
Other funds	-	-	-	22,371	-	22,371	-	-
Total AUM	218,093	152,701	199,863	860,569	27,172	1,458,398	159,124	145,806
Assets under administration	-	-	-	246,021	-	246,021	-	-
Total AUMA	$218,093	$152,701	$199,863	$1,106,590	$27,172	$1,704,419	$159,124	$145,806
Total AUMA, US $(5)						$1,243,422

Total AUMA	$218,093	$152,701	$199,863	$1,106,590	$27,172	$1,704,419
CER adjustment(6)	7,354	-	7,031	28,320	-	42,705
Total AUMA, CER basis	$225,447	$152,701	$206,894	$1,134,910	$27,172	$1,747,124

Global WAM Managed AUMA
Global WAM AUMA				$1,106,590
AUM managed by Global WAM for Manulife’s other segments				234,370
Total				$1,340,960
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at June 30, 2026 above.

Manulife Financial Corporation – Second Quarter 2026	56
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	September 30, 2025						September 30, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$29,112	$-	$-	$-	$29,112	$-	$-
Derivative reclassification(2)	-	-	-	-	3,308	3,308	-	-
Other	184,344	84,860	124,710	10,999	21,634	426,547	132,487	89,629
Total	184,344	113,972	124,710	10,999	24,942	458,967	132,487	89,629
Segregated funds net assets
Institutional	-	-	-	3,106	-	3,106	-	-
Other(3)	31,646	38,654	78,304	311,195	(51)	459,748	22,747	56,277
Total	31,646	38,654	78,304	314,301	(51)	462,854	22,747	56,277
AUM per financial statements	215,990	152,626	203,014	325,300	24,891	921,821	155,234	145,906
Mutual funds	-	-	-	350,545	-	350,545	-	-
Institutional asset management(4)	-	-	-	159,321	-	159,321	-	-
Other funds	-	-	-	21,518	-	21,518	-	-
Total AUM	215,990	152,626	203,014	856,684	24,891	1,453,205	155,234	145,906
Assets under administration	-	-	-	241,359	-	241,359	-	-
Total AUMA	$215,990	$152,626	$203,014	$1,098,043	$24,891	$1,694,564	$155,234	$145,906
Total AUMA, US $(5)						$1,217,884

Total AUMA	$215,990	$152,626	$203,014	$1,098,043	$24,891	$1,694,564
CER adjustment(6)	3,599	-	4,028	14,713	-	22,340
Total AUMA, CER basis	$219,589	$152,626	$207,042	$1,112,756	$24,891	$1,716,904

Global WAM Managed AUMA
Global WAM AUMA				$1,098,043
AUM managed by Global WAM for Manulife’s other segments				233,702
Total				$1,331,745
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at June 30, 2026 above.

Manulife Financial Corporation – Second Quarter 2026	57
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	June 30, 2025						June 30, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$28,138	$-	$-	$-	$28,138	$-	$-
Derivative reclassification(2)	-	-	-	-	4,531	4,531	-	-
Other	173,265	83,059	119,981	10,352	19,140	405,797	126,978	87,930
Total	173,265	111,197	119,981	10,352	23,671	438,466	126,978	87,930
Segregated funds net assets
Institutional	-	-	-	3,045	-	3,045	-	-
Other(3)	29,239	37,567	74,322	292,416	(31)	433,513	21,433	54,468
Total	29,239	37,567	74,322	295,461	(31)	436,558	21,433	54,468
AUM per financial statements	202,504	148,764	194,303	305,813	23,640	875,024	148,411	142,398
Mutual funds	-	-	-	331,290	-	331,290	-	-
Institutional asset management(4)	-	-	-	156,878	-	156,878	-	-
Other funds	-	-	-	19,697	-	19,697	-	-
Total AUM	202,504	148,764	194,303	813,678	23,640	1,382,889	148,411	142,398
Assets under administration	-	-	-	225,360	-	225,360	-	-
Total AUMA	$202,504	$148,764	$194,303	$1,039,038	$23,640	$1,608,249	$148,411	$142,398
Total AUMA, US $(5)						$1,178,636

Total AUMA	$202,504	$148,764	$194,303	$1,039,038	$23,640	$1,608,249
CER adjustment(6)	6,622	-	7,772	28,693	-	43,087
Total AUMA, CER basis	$209,126	$148,764	$202,075	$1,067,731	$23,640	$1,651,336

Global WAM Managed AUMA
Global WAM AUMA				$1,039,038
AUM managed by Global WAM for Manulife’s other segments				222,676
Total				$1,261,714
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at June 30, 2026 above.

Manulife Financial Corporation – Second Quarter 2026	58
Global WAM AUMA and Managed AUMA by business line and geographic source
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sept 30, 2025	Jun 30, 2025
Global WAM AUMA by business line
Retirement	$630,101	$569,533	$572,613	$575,220	$536,639
Retail	381,305	346,105	350,180	356,419	338,616
Institutional asset management	205,886	194,480	183,797	166,404	163,783
Total	$1,217,292	$1,110,118	$1,106,590	$1,098,043	$1,039,038
Global WAM AUMA by business line, CER basis(1)
Retirement	$630,101	$576,753	$587,963	$583,806	$553,110
Retail	381,305	349,978	358,367	360,765	346,960
Institutional asset management	205,886	196,801	188,580	168,185	167,662
Total	$1,217,292	$1,123,532	$1,134,910	$1,112,756	$1,067,732
Global WAM AUMA by geographic source
Asia	$181,504	$161,912	$156,030	$153,921	$143,573
Canada	292,174	272,348	273,978	275,486	266,913
U.S.	743,614	675,858	676,582	668,636	628,552
Total	$1,217,292	$1,110,118	$1,106,590	$1,098,043	$1,039,038
Global WAM AUMA by geographic source, CER basis(1)
Asia	$181,504	$163,724	$160,278	$155,105	$146,883
Canada	292,174	272,348	273,978	275,486	266,913
U.S.	743,614	687,460	700,654	682,165	653,936
Total	$1,217,292	$1,123,532	$1,134,910	$1,112,756	$1,067,732
Global WAM Managed AUMA by business line
Retirement	$630,101	$569,533	$572,613	$575,220	$536,639
Retail	466,331	426,136	432,834	440,149	419,133
Institutional asset management	364,972	345,026	335,513	316,376	305,942
Total	$1,461,404	$1,340,695	$1,340,960	$1,331,745	$1,261,714
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$630,101	$576,753	$587,963	$583,806	$553,110
Retail	466,331	426,096	437,490	439,853	423,664
Institutional asset management	364,972	349,495	344,845	320,675	314,651
Total	$1,461,404	$1,352,344	$1,370,298	$1,344,334	$1,291,425
Global WAM Managed AUMA by geographic source
Asia	$278,750	$252,336	$248,228	$242,968	$227,797
Canada	345,109	323,898	327,177	328,891	317,864
U.S.	837,545	764,461	765,555	759,886	716,053
Total	$1,461,404	$1,340,695	$1,340,960	$1,331,745	$1,261,714
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$278,750	$255,571	$255,638	$245,783	$234,183
Canada	345,109	323,898	327,177	328,891	317,864
U.S.	837,545	772,875	787,483	769,660	739,378
Total	$1,461,404	$1,352,344	$1,370,298	$1,344,334	$1,291,425
(1)AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 2Q26.
Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Financial Corporation – Second Quarter 2026	59
Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025
($ millions)
Mortgages	$59,100	$57,813	$57,119	$56,747	$55,479
Less: mortgages not held by Manulife Bank	30,395	30,223	29,958	30,185	29,847
Total mortgages held by Manulife Bank	28,705	27,590	27,161	26,562	25,632
Loans to Bank clients	3,043	2,866	2,735	2,550	2,506
Manulife Bank net lending assets	$31,748	$30,456	$29,896	$29,112	$28,138
Manulife Bank average net lending assets
Beginning of period	$30,456	$29,896	$29,112	$28,138	$27,135
End of period	31,748	30,456	29,896	29,112	28,138
Manulife Bank average net lending assets by quarter	$31,102	$30,176	$29,504	$28,625	$27,637
Manulife Bank average net lending assets – Year-to-date	$30,822
Manulife Bank average net lending assets – full year			$28,307
Financial leverage ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments, divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.
Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per common share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025
($ millions)
Common shareholders’ equity	$45,664	$43,972	$43,461	$44,056	$42,420
Post-tax CSM, net of NCI	22,667	21,255	20,733	20,537	18,527
Adjusted book value	$68,331	$65,227	$64,194	$64,593	$60,947
Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; (ii)
post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025
($ millions)
Total equity	$54,927	$53,056	$52,488	$52,991	$51,253
Less: AOCI gain / (loss) on cash flow hedges	119	64	87	58	68
Total equity excluding AOCI on cash flow hedges	54,808	52,992	52,401	52,933	51,185
Post-tax CSM	24,424	22,815	22,165	21,936	19,782
Qualifying capital instruments	7,590	7,018	6,990	7,011	6,985
Consolidated capital	$86,822	$82,825	$81,556	$81,880	$77,952

Manulife Financial Corporation – Second Quarter 2026	60
Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core
EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Global WAM core earnings (post-tax)	$505	$448	$490	$525	$463	$953	$917	$1,932
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	101	88	93	82	89	189	175	350
Amortization of deferred acquisition costs and other depreciation	62	63	61	44	51	125	97	202
Amortization of deferred sales commissions	25	24	24	21	20	49	42	87
Core EBITDA	$693	$623	$668	$672	$623	$1,316	$1,231	$2,571
CER adjustment(1)	-	4	(5)	2	(1)	4	(18)	(21)
Core EBITDA, CER basis	$693	$627	$663	$674	$622	$1,320	$1,213	$2,550
Core EBITDA by business line
Retirement	$354	$337	$373	$387	$358	$691	$709	$1,469
Retail	220	191	210	204	191	411	381	795
Institutional asset management	119	95	85	81	74	214	141	307
Total	$693	$623	$668	$672	$623	$1,316	$1,231	$2,571
Core EBITDA by geographic source
Asia	$163	$136	$153	$185	$170	$299	$356	$694
Canada	173	165	174	180	161	338	325	679
U.S.	357	322	341	307	292	679	550	1,198
Total	$693	$623	$668	$672	$623	$1,316	$1,231	$2,571
Core EBITDA by business line, CER basis(2)
Retirement	$354	$339	$369	$389	$357	$693	$699	$1,458
Retail	220	192	209	204	191	412	376	789
Institutional asset management	119	96	85	81	74	215	138	303
Total, CER basis	$693	$627	$663	$674	$622	$1,320	$1,213	$2,550
Core EBITDA by geographic source, CER basis(2)
Asia	$163	$137	$151	$185	$169	$300	$347	$683
Canada	173	165	174	180	161	338	325	679
U.S.	357	325	338	309	292	682	541	1,188
Total, CER basis	$693	$627	$663	$674	$622	$1,320	$1,213	$2,550
(1)The impact of updating foreign exchange rates to that which was used in 2Q26.
(2)Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q26.
Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global
WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the
Company overall.

Manulife Financial Corporation – Second Quarter 2026	61

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Core EBITDA margin
Core EBITDA	$693	$623	$668	$672	$623	$1,316	$1,231	$2,571
Core revenue	$2,220	$2,146	$2,285	$2,175	$2,069	$4,366	$4,209	$8,669
Core EBITDA margin	31.2%	29.0%	29.2%	30.9%	30.1%	30.1%	29.2%	29.7%
Global WAM core revenue
Other revenue per financial statements	$2,216	$1,930	$2,147	$2,145	$1,851	$4,146	$3,837	$8,129
Less: Other revenue in segments other than Global WAM	155	(56)	28	121	(53)	99	(42)	107
Other revenue in Global WAM (fee income)	$2,061	$1,986	$2,119	$2,024	$1,904	$4,047	$3,879	$8,022
Investment income per financial statements	$4,875	$4,536	$5,358	$4,682	$4,740	$9,411	$8,974	$19,014
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	5,705	(1,384)	1,106	3,784	2,377	4,321	1,385	6,275
Total investment income	10,580	3,152	6,464	8,466	7,117	13,732	10,359	25,289
Less: Investment income in segments other than Global WAM	10,370	3,015	6,300	8,275	6,924	13,385	10,013	24,588
Investment income in Global WAM	$210	$137	$164	$191	$193	$347	$346	$701
Total other revenue and investment income in Global WAM	$2,271	$2,123	$2,283	$2,215	$2,097	$4,394	$4,225	$8,723
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	28	(28)	(1)	24	20	-	6	29
Revenue related to integration and acquisitions	23	5	(1)	16	8	28	10	25
Global WAM core revenue	$2,220	$2,146	$2,285	$2,175	$2,069	$4,366	$4,209	$8,669
Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses excluding such items as legal provisions for settlements, restructuring charges, amortization of acquisition-related intangible assets and expenses related to integration and acquisitions, that have been excluded from core earnings. Consistent with our definition of core earnings, amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements, is now excluded from core expenses commencing in 3Q25. For more information, please see above for details of our definition of core earnings.
Total expenses include the following amounts from our financial statements:
1.General expenses that flow directly through income;
2.Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income; and
3.Directly attributable acquisition expenses for contracts measured using the PAA method and for products without a CSM, both of which are reported in insurance service expenses, and flow directly through income.

Manulife Financial Corporation – Second Quarter 2026	62

	Quarterly Results					YTD Results		Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Core expenses
General expenses – Statements of Income	$1,248	$1,251	$1,327	$1,232	$1,140	$2,499	$2,342	$4,901
Directly attributable acquisition expense for contracts measured using the PAA method and products without a CSM(1)	43	48	48	42	40	91	82	172
Directly attributable maintenance expense(1)	559	552	542	524	514	1,111	1,046	2,112
Total expenses	1,850	1,851	1,917	1,798	1,694	3,701	3,470	7,185
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	16	-	-	-	-	16
Amortization of acquisition-related intangible assets	21	23	16	8	-	44	-	24
Integration and acquisition	-	-	7	22	-	-	-	29
Legal provisions and Other expenses	3	1	5	10	5	4	5	20
Total	24	24	44	40	5	48	5	89
Core expenses	$1,826	$1,827	$1,873	$1,758	$1,689	$3,653	$3,465	$7,096
CER adjustment(2)	-	7	(10)	2	(5)	7	(36)	(44)
Core expenses, CER basis	$1,826	$1,834	$1,863	$1,760	$1,684	$3,660	$3,429	$7,052
Total expenses	$1,850	$1,851	$1,917	$1,798	$1,694	$3,701	$3,470	$7,185
CER adjustment(2)	-	7	(10)	2	(4)	7	(36)	(44)
Total expenses, CER basis	$1,850	$1,858	$1,907	$1,800	$1,690	$3,708	$3,434	$7,141
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)The impact of updating foreign exchange rates to that which was used in 2Q26.
Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenses.
Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.
Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.
Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	2Q26	1Q26	4Q25	3Q25	2Q25	2026	2025	2025
Income before income taxes	$2,772	$1,466	$1,905	$2,229	$2,261	$4,238	$2,960	$7,094
Less: Income before income taxes for segments other than Global WAM	2,149	977	1,363	1,623	1,686	3,126	1,857	4,843
Global WAM income before income taxes	623	489	542	606	575	1,112	1,103	2,251
Items unrelated to net fee income	741	793	834	715	667	1,534	1,406	2,955
Global WAM net fee income	1,364	1,282	1,376	1,321	1,242	2,646	2,509	5,206
Less: Net fee income from other segments	171	167	196	176	171	338	341	713
Global WAM net fee income excluding net fee income from other segments	1,193	1,115	1,180	1,145	1,071	2,308	2,168	4,493
Net annualized fee income	$4,785	$4,522	$4,682	$4,543	$4,297	$4,654	$4,373	$4,492
Average Assets under Management and Administration	$1,161,611	$1,117,621	$1,115,108	$1,065,832	$1,005,290	$1,140,458	$1,022,398	$1,070,839
Net fee income yield (bps)	41.2	40.4	42.0	42.6	42.7	40.8	42.7	41.9

Manulife Financial Corporation – Second Quarter 2026	63
New business value (“NBV”) is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital calculated under the LICAT framework in Canada, the International High Net Worth business, and business ceded to an affiliate reinsurer, and the local capital requirements in Asia and the U.S., on actual new business sold in the period using assumptions with respect to future experience. NBV excludes businesses with immaterial insurance risks, Global WAM, Manulife Bank and the P&C Reinsurance business. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding NCI. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in the first quarter of 2013, subsequent deposits into existing
U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary products sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.
Remittances is defined as the cash remitted or made available for distribution to Manulife Financial Corporation from its subsidiaries, prior to payment of financing costs, dividends, and other capital deployments. It is a key metric used by management to evaluate our financial flexibility.
E4Caution Regarding Forward-Looking Statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities
Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the Company’s strategic priorities and targets, its medium-term financial and operating targets, the expected closing time of the reinsurance transaction described herein and its expected impact, planned share buybacks, the probability and impact of LICAT scenario switches, and the anticipated benefits and value derived from the use of AI, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”,
“believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative of any thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties);
changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate;
changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax

Manulife Financial Corporation – Second Quarter 2026	64
assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used;
political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;
environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries; the receipt of required regulatory approvals with respect to the reinsurance transaction described herein; our ability to execute our digital plans and to deploy future digital use cases and derive value from AI, and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under
LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S.
securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under
“Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management and
Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of August 5, 2026 and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.
E5Quarterly Financial Information
The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sept 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024
($ millions, except per share amounts or otherwise stated)
Revenue
Insurance revenue	$7,548	$7,391	$7,414	$7,422	$6,990	$7,062	$6,834	$6,746
Net investment result	10,291	2,879	6,008	8,197	6,796	2,946	4,194	5,912
Other revenue	2,216	1,930	2,147	2,145	1,851	1,986	2,003	1,928
Total revenue	$20,055	$12,200	$15,569	$17,764	$15,637	$11,994	$13,031	$14,586
Income (loss) before income taxes	$2,772	$1,466	$1,905	$2,229	$2,261	$699	$2,113	$2,341
Income tax (expenses) recoveries	(454)	(230)	(310)	(310)	(338)	(76)	(406)	(274)
Net income (loss)	$2,318	$1,236	$1,595	$1,919	$1,923	$623	$1,707	$2,067
Net income (loss) attributed to shareholders	$2,110	$1,147	$1,499	$1,799	$1,789	$485	$1,638	$1,839
Basic earnings (loss) per common share	$1.20	$0.65	$0.83	$1.03	$0.99	$0.25	$0.88	$1.01
Diluted earnings (loss) per common share	$1.20	$0.65	$0.83	$1.02	$0.98	$0.25	$0.88	$1.00
Segregated funds deposits	$12,386	$14,867	$13,811	$12,860	$12,408	$14,409	$11,927	$11,545
Total assets (in billions)	$1,094	$1,027	$1,025	$1,027	$977	$981	$979	$953
Weighted average common shares (in millions)	1,667	1,676	1,683	1,697	1,710	1,723	1,746	1,774
Diluted weighted average common shares (in millions)	1,670	1,680	1,688	1,701	1,715	1,729	1,752	1,780
Dividends per common share	$0.485	$0.485	$0.440	$0.440	$0.440	$0.440	$0.400	$0.400
CDN$ to US$1 – Statement of Financial Position	1.4188	1.3956	1.3707	1.3914	1.3645	1.4393	1.4382	1.3510
CDN$ to US$1 – Statement of Income	1.3840	1.3716	1.3939	1.3773	1.3837	1.4349	1.3987	1.3639

Manulife Financial Corporation – Second Quarter 2026	65
E6Revenue

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q26	1Q26	2Q25	2026	2025
Insurance revenue	$7,548	$7,391	$6,990	$14,939	$14,052
Net investment income	10,291	2,879	6,796	13,170	9,742
Other revenue	2,216	1,930	1,851	4,146	3,837
Total revenue	$20,055	$12,200	$15,637	$32,255	$27,631
Asia	$7,708	$2,480	$4,935	$10,188	$7,525
Canada	4,809	3,921	3,758	8,730	7,420
U.S.	5,058	3,814	4,720	8,872	8,445
Global Wealth and Asset Management	1,955	1,800	1,767	3,755	3,565
Corporate and Other	525	185	457	710	676
Total revenue	$20,055	$12,200	$15,637	$32,255	$27,631
Total revenue was $20.1 billion in 2Q26 compared with $15.6 billion in 2Q25 due to higher net investment income, insurance revenue, and other revenue.
By segment, the increase in total revenue reflected higher net investment income in all segments, higher insurance revenue in
Asia, Canada and the U.S., partially offset by lower insurance revenue in Corporate and Other, and higher other revenue in
Asia, Global WAM, the U.S., and Corporate and Other, partially offset by lower other revenue in Canada,
On a year-to-date basis, total revenue was $32.3 billion in 2026 compared with $27.6 billion in the same period of 2025 due to an increase in net investment income, insurance revenue, and other revenue.
By segment, the increase in year-to-date revenue reflected higher net investment income in all segments, higher insurance revenue in Asia, Canada and the U.S., and higher other revenue in Asia, Global WAM and the U.S., partially offset by lower other revenue in Corporate and Other and Canada.
E7Other
No changes were made in our internal control over financial reporting during the three months ended June 30, 2026, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s
Board of Directors approved this MD&A prior to its release.
Additional information relating to Manulife, including MFC’s Annual Information Form, is available on the Company’s website at
www.manulife.com and on the SEDAR+ website at www.sedarplus.ca.

Manulife Financial Corporation – Second Quarter 2026	66
Consolidated Statements of Financial Position

As at	June 30, 2026	December 31, 2025
(Canadian $ in millions, unaudited)
Assets
Cash and short-term securities	$27,540	$26,703
Debt securities	222,873	214,114
Public equities	48,273	40,971
Mortgages	59,100	57,119
Private placements	54,883	51,782
Loans to Bank clients	3,043	2,735
Real estate	12,457	12,682
Other invested assets	57,608	53,822
Total invested assets (note 3)	485,777	459,928
Other assets
Accrued investment income	3,333	3,198
Derivatives (note 4)	10,376	9,628
Insurance contract assets (note 5)	209	194
Reinsurance contract held assets (note 5)	65,063	60,881
Deferred tax assets	5,766	5,741
Goodwill and intangible assets	12,695	12,324
Miscellaneous	12,913	12,285
Total other assets	110,355	104,251
Segregated funds net assets (note 15)	497,862	461,254
Total assets	$1,093,994	$1,025,433
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 5)	$438,177	$411,532
Reinsurance contract held liabilities (note 5)	3,607	3,273
Investment contract liabilities (note 6)	14,465	14,137
Deposits from Bank clients	24,381	24,707
Derivatives (note 4)	13,601	14,351
Deferred tax liabilities	2,240	2,018
Other liabilities	30,607	26,998
Long-term debt (note 8)	6,537	7,685
Capital instruments (note 9)	7,590	6,990
Total liabilities, excluding those for account of segregated fund holders	541,205	511,691
Insurance contract liabilities for account of segregated fund holders (note 5)	136,031	129,006
Investment contract liabilities for account of segregated fund holders	361,831	332,248
Insurance and investment contract liabilities for account of segregated fund holders (note 15)	497,862	461,254
Total liabilities	1,039,067	972,945
Equity
Preferred shares and other equity (note 10)	6,660	6,660
Common shares (note 10)	19,969	20,103
Contributed surplus	188	199
Shareholders and other equity holders’ retained earnings	5,760	5,024
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”):
Insurance finance income (expenses)	36,798	35,184
Reinsurance finance income (expenses)	(6,813)	(6,455)
Fair value through other comprehensive income (“OCI”) investments	(17,619)	(16,513)
Translation of foreign operations	7,235	5,885
Other	146	34
Total shareholders and other equity holders’ equity	52,324	50,121
Participating policyholders’ equity	937	836
Non-controlling interests	1,666	1,531
Total equity	54,927	52,488
Total liabilities and equity	$1,093,994	$1,025,433
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Don Lindsay
Chair of the Board of Directors
Phil Witherington
President and Chief Executive Officer

Manulife Financial Corporation – Second Quarter 2026	67
Consolidated Statements of Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2026	2025	2026	2025
Insurance service result
Insurance revenue (note 5)	$7,548	$6,990	$14,939	$14,052
Insurance service expenses	(6,004)	(5,765)	(11,892)	(11,473)
Net expenses from reinsurance contracts held	(348)	(219)	(687)	(530)
Total insurance service result	1,196	1,006	2,360	2,049
Investment result
Investment income (note 3)
Investment income	4,875	4,740	9,411	8,974
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	5,705	2,377	4,321	1,385
Investment expenses	(289)	(321)	(562)	(617)
Net investment income (loss)	10,291	6,796	13,170	9,742
Insurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	(8,958)	(5,171)	(12,058)	(8,910)
Reinsurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	242	(199)	1,011	321
Decrease (increase) in investment contract liabilities	(153)	(160)	(284)	(251)
	1,422	1,266	1,839	902
Segregated funds investment result (note 15)
Investment income (loss) related to segregated funds net assets	44,582	25,707	38,983	23,068
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	(44,582)	(25,707)	(38,983)	(23,068)
Net segregated funds investment result	-	-	-	-
Total investment result	1,422	1,266	1,839	902
Other revenue (note 11)	2,216	1,851	4,146	3,837
General expenses	(1,248)	(1,140)	(2,499)	(2,342)
Commissions related to non-insurance contracts	(426)	(364)	(831)	(749)
Interest expenses	(388)	(358)	(777)	(737)
Net income (loss) before income taxes	2,772	2,261	4,238	2,960
Income tax (expenses) recoveries	(454)	(338)	(684)	(414)
Net income (loss)	$2,318	$1,923	$3,554	$2,546
Net income (loss) attributed to:
Non-controlling interests	$137	$49	$180	$115
Participating policyholders	71	85	117	157
Shareholders and other equity holders	2,110	1,789	3,257	2,274
	$2,318	$1,923	$3,554	$2,546
Net income (loss) attributed to shareholders	$2,110	$1,789	$3,257	$2,274
Preferred share dividends and other equity distributions	(103)	(103)	(161)	(160)
Common shareholders’ net income (loss)	$2,007	$1,686	$3,096	$2,114
Earnings per share
Basic earnings per common share (note 10)	$1.20	$0.99	$1.85	$1.23
Diluted earnings per common share (note 10)	1.20	0.98	1.85	1.23
Dividends per common share	0.49	0.44	0.97	0.88
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2026	68
Consolidated Statements of Comprehensive Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2026	2025	2026	2025
Net income (loss)	$2,318	$1,923	$3,554	$2,546
Other comprehensive income (loss) (“OCI”), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	862	(2,158)	1,618	(2,081)
Net investment hedges	(134)	361	(268)	343
Insurance finance income (expenses)	(1,729)	(1,985)	1,538	(3,214)
Reinsurance finance income (expenses)	194	(10)	(366)	543
Fair value through OCI investments:
Unrealized gains (losses) arising during the period on assets supporting insurance and investment contract liabilities	1,685	1,554	(1,680)	2,238
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	52	22	611	831
Other	42	(101)	40	(80)
Total items that may be subsequently reclassified to net income	972	(2,317)	1,493	(1,420)
Items that will not be reclassified to net income	80	(13)	72	(46)
Other comprehensive income (loss), net of tax	1,052	(2,330)	1,565	(1,466)
Total comprehensive income (loss), net of tax	$3,370	$(407)	$5,119	$1,080
Total comprehensive income (loss) attributed to:
Non-controlling interests	$121	$7	$149	$(22)
Participating policyholders	65	138	101	208
Shareholders and other equity holders	3,184	(552)	4,869	894
Income Taxes included in Other Comprehensive Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2026	2025	2026	2025
Income tax expenses (recoveries) on:
Unrealized foreign exchange gains (losses) on translation of foreign operations	$-	$(1)	$-	$(1)
Unrealized foreign exchange gains (losses) on net investment hedges	(8)	24	(27)	19
Insurance / reinsurance finance income (expenses)	(352)	(232)	24	(338)
Unrealized gains (losses) on fair value through OCI investments	430	112	54	147
Reclassification of net realized gains (losses) on fair value through OCI investments	-	(11)	8	182
Other	37	(41)	36	(40)
Total income tax expenses (recoveries)	$107	$(149)	$95	$(31)
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2026	69
Consolidated Statements of Changes in Equity

For the six months ended June 30,
(Canadian $ in millions, unaudited)	2026	2025
Preferred shares and other equity
Balance, beginning of period	$6,660	$6,660
Issued (note 10)	-	-
Balance, end of period	6,660	6,660
Common shares
Balance, beginning of period	20,103	20,681
Repurchased (note 10)	(222)	(318)
Issued on exercise of stock options and deferred share units	88	35
Balance, end of period	19,969	20,398
Contributed surplus
Balance, beginning of period	199	204
Exercise of stock options and deferred share units	(11)	(3)
Balance, end of period	188	201
Shareholders and other equity holders’ retained earnings
Balance, beginning of period	5,024	4,764
Net income (loss) attributed to shareholders and other equity holders	3,257	2,274
Common shares repurchased (note 10)	(748)	(842)
Preferred share dividends and other equity distributions	(161)	(160)
Common share dividends	(1,612)	(1,498)
Balance, end of period	5,760	4,538
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	18,135	18,663
Change in unrealized foreign exchange gains (losses) on net foreign operations	1,350	(1,738)
Changes in insurance / reinsurance finance income (expenses)	1,256	(2,052)
Change in unrealized gains (losses) on fair value through OCI investments	(1,106)	2,537
Other changes in OCI attributed to shareholders and other equity holders	112	(127)
Balance, end of period	19,747	17,283
Total shareholders and other equity holders’ equity, end of period	52,324	49,080
Participating policyholders’ equity
Balance, beginning of period	836	567
Net income (loss) attributed to participating policyholders	117	157
Other comprehensive income (losses) attributed to participating policyholders	(16)	51
Balance, end of period	937	775
Non-controlling interests
Balance, beginning of period	1,531	1,421
Net income (loss) attributed to non-controlling interests	180	115
Other comprehensive income (losses) attributed to non-controlling interests	(31)	(137)
Contributions (distributions and acquisitions), net	(14)	(1)
Balance, end of period	1,666	1,398
Total equity, end of period	$54,927	$51,253
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2026	70
Consolidated Statements of Cash Flows

For the six months ended June 30,		(note 2)
(Canadian $ in millions, unaudited)	2026	2025
Operating activities
Net income (loss)	$3,554	$2,546
Adjustments:
Increase (decrease) in insurance contract net liabilities (note 5)	9,741	8,720
Increase (decrease) in investment contract liabilities	284	251
(Increase) decrease in reinsurance contract assets, excluding reinsurance transaction noted below (note 5)	(342)	(738)
Amortization of (premium) discount on invested assets	(186)	(176)
Contractual service margin (“CSM”) amortization	(1,510)	(1,252)
Other amortization	420	413
Net realized and unrealized (gains) losses and impairment of assets	(3,651)	(1,529)
Deferred income tax expenses (recoveries)	(11)	(92)
Loss (gain) on reinsurance transaction (pre-tax) (note 5)	-	(9)
Cash provided by operating activities before undernoted items	8,299	8,134
Changes in policy related and operating receivables and payables	4,316	5,634
Cash provided by (used in) operating activities	12,615	13,768
Investing activities
Purchases of invested assets and derivatives	(71,116)	(66,756)
Disposals and repayments	59,673	53,902
Change in investment broker net receivables and payables	353	401
Net cash increase (decrease) from sale (purchase) of subsidiaries	(77)	-
Cash provided by (used in) investing activities	(11,167)	(12,453)
Financing activities
Change in repurchase agreements	1,228	(557)
Secured borrowings including securitization transactions	1,341	1,047
Change in deposits from Bank clients, net	(339)	373
Lease payments	(53)	(56)
Shareholders’ dividends and other equity distributions	(1,773)	(1,658)
Common shares repurchased (note 10)	(970)	(1,160)
Common shares issued, net (note 10)	88	35
Issue of capital instruments, net (note 9)	537	497
Contributions from (distributions to) non-controlling interests, net	(14)	(1)
Redemption of long-term debt (note 8)	(1,365)	-
Redemption of capital instruments	-	(1,000)
Cash provided by (used in) financing activities	(1,320)	(2,480)

Cash and short-term securities
Increase (decrease) during the period	128	(1,165)
Effect of foreign exchange rate changes on cash and short-term securities	709	(851)
Balance, beginning of period	26,703	25,789
Balance, end of period	$27,540	$23,773

Supplemental disclosures on cash flow information
Interest received	$7,137	$6,979
Interest paid	794	815
Income taxes paid	729	524
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2026	71
CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)
Note 1    Nature of Operations and Material Accounting Policy Information
(a)Reporting Entity
Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life
Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the
“Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The
Company operates as Manulife in Canada and Asia, and primarily as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International
Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board
(“IASB”), using accounting policies which are consistent with those used in the Company’s 2025 Annual Consolidated
Financial Statements, except as disclosed in note 2.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated
Financial Statements for the year ended December 31, 2025, included on pages 144 to 271 of the Company’s 2025 Annual
Report.
These Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2026 were authorized for issue by MFC’s Board of Directors on August 5, 2026.
(b)Basis of Preparation
Refer to note 1 of the Company’s 2025 Annual Consolidated Financial Statements for a summary of material estimation processes used in the preparation of these Interim Consolidated Financial Statements under International Financial Reporting
Standards (“IFRS”) and a description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.
Note 2    Accounting and Reporting Changes
(a)Changes in Accounting and Reporting Policy
(I)Annual Improvements to IFRS Accounting Standards – Volume 11
Annual Improvements to IFRS Accounting Standards – Volume 11 was issued in July 2024 to be effective on or after January
1, 2026. The IASB issued eight minor amendments to different standards as part of the Annual Improvements process, to be applied retrospectively except for amendments to IFRS 1 “First-Time Adoption of International Financial Reporting Standards”
for first time adopters and to IFRS 9 “Financial Instruments” (“IFRS 9”) for derecognition of lease liabilities. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(II)Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 “Financial
Instruments” (“IFRS 9”) and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”)) were issued in May 2024 to be effective for years beginning on or after January 1, 2026 and to be applied retrospectively with no restatement of comparative periods required.
The amendments clarify guidance on timing of derecognition of financial liabilities on their settlement dates and introduce an accounting policy option to derecognize financial liabilities settled using electronic payment systems before the settlement date if certain conditions are met. As the Company already applies settlement date accounting for financial liabilities, the amendments did not have a significant impact on the Company’s derecognition of financial liabilities, other than the presentation in the Statements of Cash Flows which was revised to reconcile to gross cash and short-term securities as shown on the Statements of Financial Position. Net payments in transit of $615 as at June 30, 2025 were reclassified to Changes in policy related and operating receivable and payables, in order to conform to the current period presentation.
The amendments also clarify classification guidance on the assessment of cash flow characteristics of financial assets with terms referencing environmental, social and corporate governance linked features and other contingent features not directly related to changes in basic lending risks, and introduce additional related disclosure requirements for financial instruments with such contingent features. Adoption of these amendments did not have a significant impact on the Company’s Consolidated
Financial Statements.

Manulife Financial Corporation – Second Quarter 2026	72
(b)Future Accounting and Reporting Changes
(I)IFRS 18 “Presentation and Disclosure in the Financial Statements”
IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”) was issued in April 2024 to be effective for years beginning on January 1, 2027 and to be applied retrospectively. The standard replaces IAS 1 “Presentation of Financial
Statements” (“IAS 1”) while carrying forward many elements of IAS 1 unchanged. IFRS 18 introduces three sets of new requirements for presentation of financial statements and disclosures within financial statements:
•Introduction of five defined categories of income and expenses: operating, investing, financing, income taxes and discontinued operations, with defined subtotals and totals for “operating income (loss)”, “income or loss before financing and income taxes” and “income (loss)”,
•disclosure within a note to financial statements of management-defined performance measures (“MPMs”) with a reconciliation between MPMs and IFRS performance measures. MPMs are defined as subtotals of income and expenses not specified by IFRS Accounting Standards, which are used in public communications outside financial statements to communicate management’s view of the Company’s financial performance, and
•enhanced guidance on organizing information and determining whether to provide the information in the financial statements or in the notes. IFRS 18 also requires enhanced disclosure of operating expenses based on their characteristics, including their nature, function or both.
The Company is assessing the impact of this standard on the Company’s Consolidated Financial Statements.
(II)Amendments to IAS 12 “Income Taxes”
Amendments to IAS 12 “Income Taxes” (“IAS 12”) were issued in May 2023. The amendments relate to the Organization for
Economic Co-operation and Development’s International Pillar Two tax reform, which seeks to establish a global minimum income tax rate of 15% and addresses inter-jurisdictional base erosion and profit shifting, targeting larger international companies. Most jurisdictions have agreed to participate and effective dates for Global Minimum Taxes (“GMT”) vary by jurisdiction based on local legislation.
The amendments require that, effective for years beginning on or after January 1, 2023, disclosure of current tax expense or recovery related to GMT is required along with, to the extent that GMT legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the
Company’s exposure to GMT arising from that legislation.
The Company expects to pay GMT of $87 and $70 for the three and six months ended June 30, 2026, arising from its operations in Barbados and Hong Kong (2025 – $93 and $154, respectively).
The amendments also provide a temporary mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to GMT. The Company has applied the temporary exception from accounting for deferred taxes in respect of GMT.

Manulife Financial Corporation – Second Quarter 2026	73
Note 3    Invested Assets and Investment Income
(a)Carrying Values and Fair Values of Invested Assets

As at June 30, 2026	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$9	$19,514	$8,017	$27,540	$27,540
Debt securities(6)
Canadian government and agency	1,009	17,541	-	18,550	18,550
U.S. government and agency	42	26,308	654	27,004	26,725
Other government and agency	52	41,731	327	42,110	42,116
Corporate	2,977	128,134	628	131,739	131,549
Mortgage / asset-backed securities	380	3,090	-	3,470	3,470
Public equities (FVTPL mandatory)	48,273	-	-	48,273	48,273
Mortgages	1,314	29,062	28,724	59,100	59,546
Private placements	950	53,933	-	54,883	54,883
Loans to Bank clients	-	-	3,043	3,043	3,045
Real estate
Own use property(7)	-	-	2,698	2,698	2,832
Investment property	-	-	9,759	9,759	9,759
Other invested assets
Alternative long-duration assets(8)	38,027	363	14,162	52,552	53,770
Various other(9)	135	-	4,921	5,056	5,056
Total invested assets	$93,168	$319,676	$72,933	$485,777	$487,114

As at December 31, 2025	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$-	$20,827	$5,876	$26,703	$26,703
Debt securities(6)
Canadian government and agency	966	17,708	-	18,674	18,674
U.S. government and agency	39	26,595	632	27,266	26,999
Other government and agency	63	37,419	-	37,482	37,482
Corporate	2,742	125,184	504	128,430	128,248
Mortgage / asset-backed securities	270	1,992	-	2,262	2,262
Public equities (FVTPL mandatory)	40,971	-	-	40,971	40,971
Mortgages	1,351	28,589	27,179	57,119	57,600
Private placements	953	50,829	-	51,782	51,782
Loans to Bank clients	-	-	2,735	2,735	2,699
Real estate
Own use property(7)	-	-	2,631	2,631	2,762
Investment property	-	-	10,051	10,051	10,051
Other invested assets
Alternative long-duration assets(8)	35,101	383	13,545	49,029	50,132
Various other(9)	145	-	4,648	4,793	4,793
Total invested assets	$82,601	$309,526	$67,801	$459,928	$461,158
(1)Fair value through profit or loss (“FVTPL”) classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.
(2)Fair value through other comprehensive income (“FVOCI”) classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.
(3)Other includes mortgages and loans to Bank clients held at amortized cost, own use properties held at fair value or cost, investment properties held at fair value, and equity method accounted investments (including leveraged leases). Also includes debt securities, which qualify as having Solely Payments of
Principal and Interest (“SPPI”), are held to collect contractual cash flows and are carried at amortized cost.
(4)Invested assets above comprise debt securities, mortgages, private placements and approximately $363 (December 31, 2025 – $383) of other invested assets, which qualify as having SPPI qualifying cash flows. Invested assets which do not have SPPI qualifying cash flows as at June 30, 2026 include debt securities, private placements and other invested assets with fair values of $nil, $93 and $534, respectively (December 31, 2025 – $nil, $98 and $552, respectively). The change in the fair value of these non-SPPI invested assets for the six months ended June 30, 2026 was a decrease of $23 (for the year ended December 31,
2025 – a $29 decrease).
(5)Includes short-term securities with remaining maturities of less than one year at acquisition amounting to $13,103 (December 31, 2025 – $11,791), cash equivalents with remaining maturities of less than 90 days at acquisition amounting to $6,485 (December 31, 2025 – $9,135) and cash of $7,952 (December
31, 2025 – $5,777).
(6)Debt securities include securities which were acquired with remaining maturities of less than one year and less than 90 days of $888 and $29, respectively
(December 31, 2025 – $1,842 and $236, respectively).
(7)Own use property of $2,528 (December 31, 2025 – $2,466), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IAS 16 “Property, Plant and Equipment”. Own use property of $170 (December 31, 2025 –
$165) is carried at cost less accumulated depreciation and any accumulated impairment losses.
(8)Alternative long-duration assets (“ALDA”) include investments in private equity of $20,042, infrastructure of $19,841, timber and agriculture of $6,182, energy of
$1,878 and various other ALDA of $4,609 (December 31, 2025 – $18,466, $18,629, $6,012, $1,658, and $4,264, respectively).
(9)Includes $4,507 (December 31, 2025 – $4,266) of leveraged leases.

Manulife Financial Corporation – Second Quarter 2026	74
(b)Fair Value Measurement
The following tables present fair values and the fair value hierarchy levels of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at June 30, 2026	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$19,514	$-	$19,514	$-
FVTPL	9	-	9	-
Other	7,951	7,951	-	-
Debt securities
FVOCI
Canadian government and agency	17,541	-	17,541	-
U.S. government and agency	26,308	-	26,308	-
Other government and agency	41,731	-	41,716	15
Corporate	128,134	-	128,066	68
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	800	-	800	-
Other asset-backed securities	2,289	-	2,289	-
FVTPL
Canadian government and agency	1,009	-	1,009	-
U.S. government and agency	42	-	42	-
Other government and agency	52	-	52	-
Corporate	2,977	-	2,977	-
Commercial mortgage-backed securities	4	-	4	-
Other asset-backed securities	376	-	376	-
Private placements(1)
FVOCI	53,933	-	45,302	8,631
FVTPL	950	-	770	180
Mortgages
FVOCI	29,062	-	-	29,062
FVTPL	1,314	-	-	1,314
Public equities
FVTPL	48,273	48,168	105	-
Real estate(2)
Investment property	9,759	-	-	9,759
Own use property	2,528	-	-	2,528
Other invested assets(3)	42,433	75	-	42,358
Segregated funds net assets(4)	497,862	454,175	40,902	2,785
Total	$934,852	$510,369	$327,783	$96,700
(1)Fair value of private placements is determined through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity spread adjustment constitutes a material price impact, in which case the securities are classified as Level 3.
(2)For real estate properties, the significant unobservable inputs are capitalization rates ranging from 3.25% to 11.00% for the six months ended June 30, 2026
(ranging from 3.20% to 11.00% for the year ended December 31, 2025), terminal capitalization rates ranging from 3.40% to 10.00% for the six months ended
June 30, 2026 (ranging from 3.25% to 10.00% for the year ended December 31, 2025) and discount rates ranging from 5.65% to 13.75% for the six months ended June 30, 2026 (ranging from 3.60% to 13.75% for the year ended December 31, 2025). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.
(3)Other invested assets measured at fair value are held in infrastructure and timber sectors and include fund investments of $35,758 (December 31, 2025 –
$32,804) recorded at net asset value. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates for the six months ended June 30, 2026 ranged from 8.07% to 17.50% (ranged from 7.87% to 20.00% for the year ended December 31, 2025). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates for the six months ended June
30, 2026 ranged from 3.25% to 6.25% (ranged from 3.25% to 6.25% for the year ended December 31, 2025). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.
(4)Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds underlying assets are predominantly in investment properties and timberland properties valued as described above.

Manulife Financial Corporation – Second Quarter 2026	75

As at December 31, 2025	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$20,827	$-	$20,827	$-
FVTPL	-	-	-	-
Other	5,777	5,777	-	-
Debt securities
FVOCI
Canadian government and agency	17,708	-	17,708	-
U.S. government and agency	26,595	-	26,595	-
Other government and agency	37,419	-	37,405	14
Corporate	125,184	-	125,090	94
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	781	-	781	-
Other asset-backed securities	1,210	-	1,210	-
FVTPL
Canadian government and agency	966	-	966	-
U.S. government and agency	39	-	39	-
Other government and agency	63	-	63	-
Corporate	2,742	-	2,742	-
Commercial mortgage-backed securities	5	-	5	-
Other asset-backed securities	265	-	255	10
Private placements(1)
FVOCI	50,829	-	40,502	10,327
FVTPL	953	-	799	154
Mortgages
FVOCI	28,589	-	-	28,589
FVTPL	1,351	-	-	1,351
Public equities
FVTPL	40,971	40,900	71	-
Real estate(2)
Investment property	10,051	-	-	10,051
Own use property	2,466	-	-	2,466
Other invested assets(3)	39,405	70	-	39,335
Segregated funds net assets(4)	461,254	423,407	34,949	2,898
Total	$875,451	$470,154	$310,008	$95,289
Note: For footnotes (1) to (4), refer to the “Fair value measurement” table as at June 30, 2026 above.
The following tables present fair value of invested assets not measured at fair value by the fair value hierarchy.

As at June 30, 2026	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$66	$66	$-	$-	$66
Mortgages	28,724	29,170	-	-	29,170
Loans to Bank clients	3,043	3,045	-	3,045	-
Real estate – own use property	170	304	-	-	304
Public bonds held at amortized cost	1,609	1,146	-	1,146	-
Other invested assets(1)	15,175	16,393	582	-	15,811
Total invested assets disclosed at fair value	$48,787	$50,124	$582	$4,191	$45,351

As at December 31, 2025	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$99	$99	$-	$-	$99
Mortgages	27,179	27,660	-	-	27,660
Loans to Bank clients	2,735	2,699	-	2,699	-
Real estate – own use property	165	296	-	-	296
Public bonds held at amortized cost	1,136	687	-	687	-
Other invested assets(1)	14,417	15,520	564	-	14,956
Total invested assets disclosed at fair value	$45,731	$46,961	$564	$3,386	$43,011
(1)The carrying value of other invested assets includes leveraged leases of $4,507 (December 31, 2025 – $4,266), other equity method accounted investments and other invested assets of $10,668 (December 31, 2025 – $10,151). Fair value of leveraged leases is disclosed at their carrying value as fair value is not routinely calculated on these investments. Fair value of equity method accounted investments and other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Manulife Financial Corporation – Second Quarter 2026	76
Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and six months ended
June 30, 2026, the Company had $nil and $nil transfers of assets from Level 1 to Level 2 (June 30, 2025 – $nil and $nil) and
$62 and $62 transfers of assets from Level 2 to Level 1 (June 30, 2025 – $nil and $nil).
For segregated funds net assets, during the three and six months ended June 30, 2026, the Company had $nil and $8 transfers of assets from Level 1 to Level 2 (June 30, 2025 – $nil and $nil). During the three and six months ended June 30,
2026, the Company had $nil and $nil transfers of assets from Level 2 to Level 1 (June 30, 2025 – $nil and $nil).
Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level
3)
The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable market inputs for these assets, or in the presence of active markets significant unobservable inputs are used to determine fair value. The Company prioritizes the use of market-based inputs over unobservable inputs in determining Level 3 fair values.
The gains and losses in the tables below include the changes in fair value due to both observable and unobservable factors.
The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three and six months ended June 30, 2026 and June 30, 2025.

For the three months ended June 30, 2026	Balance, April 1, 2026	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, June 30, 2026	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$14	$-	$-	$-	$-	$-	$-	$-	$1	$15	$-
Corporate	85	-	(1)	-	-	(18)	-	-	2	68	-
FVTPL
Other securitized assets	-	-	-	-	-	-	-	-	-	-	-
Private placements
FVOCI	7,551	8	87	1,284	(296)	(127)	75	(74)	123	8,631	-
FVTPL	146	12	-	5	-	(5)	20	-	2	180	11
Mortgages
FVOCI	28,877	(12)	55	566	(564)	(180)	-	-	320	29,062	-
FVTPL	1,327	12	-	-	(14)	(10)	-	-	(1)	1,314	-
Investment property	9,612	46	-	-	-	-	-	-	101	9,759	46
Own use property	2,487	11	-	1	-	-	-	-	29	2,528	11
Other invested assets	40,637	326	(5)	1,403	(131)	(456)	-	-	584	42,358	549
Total invested assets	90,736	403	136	3,259	(1,005)	(796)	95	(74)	1,161	93,915	617
Derivatives, net	(32)	67	1	-	-	(4)	-	-	(1)	31	56
Segregated funds net assets	2,820	23	1	(32)	(45)	1	(10)	-	27	2,785	(8)
Total	$93,524	$493	$138	$3,227	$(1,050)	$(799)	$85	$(74)	$1,187	$96,731	$665
(1)These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.
(2)These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.
(3)The Company uses fair values of the assets at the beginning of the period for assets transferred into and out of Level 3 except for derivatives, where the
Company uses fair value at the end of the period and at the beginning of the period, respectively.

Manulife Financial Corporation – Second Quarter 2026	77

For the three months ended June 30, 2025	Balance, April 1, 2025	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, June 30, 2025	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$14	$-	$(1)	$-	$-	$-	$-	$-	$1	$14	$-
Corporate	45	-	(2)	-	-	(2)	22	-	(3)	60	-
FVTPL
Other securitized assets	10	-	-	-	-	-	-	-	-	10	-
Public equities
FVTPL	-	1	-	-	-	-	-	-	1	2	1
Private placements
FVOCI	9,435	(4)	(40)	775	(30)	(238)	197	-	(403)	9,692	-
FVTPL	132	2	-	5	-	(7)	73	-	1	206	2
Mortgages
FVOCI	29,067	30	175	1,063	(616)	(209)	-	-	(1,011)	28,499	-
FVTPL	1,267	(8)	-	111	(21)	(20)	-	-	-	1,329	-
Investment property	10,492	(26)	-	18	(40)	-	-	-	(302)	10,142	(27)
Own use property	2,505	5	-	2	-	-	-	-	(50)	2,462	5
Other invested assets	38,754	297	(7)	1,027	(226)	(430)	-	-	(1,504)	37,911	271
Total invested assets	91,721	297	125	3,001	(933)	(906)	292	-	(3,270)	90,327	252
Derivatives, net	(2,419)	(592)	(1)	-	-	(23)	-	304	113	(2,618)	(592)
Segregated funds net assets	3,189	17	-	18	(147)	18	-	-	(83)	3,012	3
Total	$92,491	$(278)	$124	$3,019	$(1,080)	$(911)	$292	$304	$(3,240)	$90,721	$(337)
Note: For footnotes (1) to (3), refer to the “Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3)”
table for the three months ended June 30, 2026 above.
The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3) for the six months ended June 30, 2026 and June 30, 2025.

For the six months ended June 30, 2026	Balance, January 1, 2026	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)(4)	Transfer out(3)(4)	Currency movement	Balance, June 30, 2026	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$14	$-	$-	$-	$-	$-	$-	$-	$1	$15	$-
Corporate	94	-	-	-	-	(18)	-	(11)	3	68	-
FVTPL
Other securitized assets	10	-	-	-	(10)	-	-	-	-	-	-
Private placements
FVOCI	10,327	(33)	66	2,438	(805)	(354)	93	(3,337)	236	8,631	-
FVTPL	154	1	-	22	-	(20)	20	-	3	180	1
Mortgages
FVOCI	28,589	(19)	(309)	1,477	(973)	(357)	-	-	654	29,062	-
FVTPL	1,351	(4)	-	23	(36)	(20)	-	-	-	1,314	-
Investment property	10,051	10	-	12	(530)	-	-	-	216	9,759	12
Own use property	2,466	3	-	4	-	-	-	-	55	2,528	3
Other invested assets	39,335	632	6	2,465	(269)	(926)	-	-	1,115	42,358	889
Total invested assets	92,391	590	(237)	6,441	(2,623)	(1,695)	113	(3,348)	2,283	93,915	905
Derivatives, net	4	45	1	-	-	(16)	-	-	(3)	31	37
Segregated funds net assets	2,898	46	-	(43)	(153)	(6)	(10)	-	53	2,785	-
Total	$95,293	$681	$(236)	$6,398	$(2,776)	$(1,717)	$103	$(3,348)	$2,333	$96,731	$942
(1)These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.
(2)These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.
(3)The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the
Company uses fair value at the end of the period and at the beginning of the year, respectively.
(4)The corporate debt securities and private placements transferred from Level 3 to Level 2, totaling $3,348 in the current period, reflect a new pricing methodology that primarily uses market-observable inputs. During the period, $113 of corporate debt securities were transferred from Level 2 to Level 3 resulting from the increased effect of unobservable inputs.

Manulife Financial Corporation – Second Quarter 2026	78

For the six months ended June 30, 2025	Balance, January 1, 2025	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, June 30, 2025	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$4	$-	$-	$-	$-	$-	$-	$14	$-
Corporate	44	-	(1)	-	-	(2)	22	-	(3)	60	-
FVTPL
Other securitized assets	-	-	-	10	-	-	-	-	-	10	-
Public equities
FVTPL	-	1	-	-	-	-	-	-	1	2	1
Private placements
FVOCI	8,764	(3)	(194)	2,017	(244)	(599)	335	(10)	(374)	9,692	-
FVTPL	136	(8)	-	25	-	(22)	74	-	1	206	(8)
Mortgages
FVOCI	28,792	11	528	1,413	(873)	(396)	-	-	(976)	28,499	-
FVTPL	1,239	8	-	141	(27)	(31)	-	-	(1)	1,329	-
Investment property	10,589	(66)	-	88	(188)	-	-	-	(281)	10,142	(85)
Own use property	2,500	(7)	-	3	-	-	-	-	(34)	2,462	(7)
Other invested assets	38,466	422	10	2,423	(1,050)	(964)	-	-	(1,396)	37,911	233
Total invested assets	90,540	358	347	6,120	(2,382)	(2,014)	431	(10)	(3,063)	90,327	134
Derivatives, net	(3,235)	(143)	(1)	-	-	(37)	-	695	103	(2,618)	(243)
Segregated funds net assets	3,334	15	(172)	38	(179)	58	-	-	(82)	3,012	6
Total	$90,639	$230	$174	$6,158	$(2,561)	$(1,993)	$431	$685	$(3,042)	$90,721	$(103)
Note: For footnotes (1) to (3), refer to the “Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3)”
table for the six months ended June 30, 2026 above.
(c)Investment Income

For the	three months ended June 30,		six months ended June 30,
	2026	2025	2026	2025
Interest income	$3,731	$3,494	$7,327	$6,998
Dividends, rental income and other income	979	1,214	1,936	2,121
Impairments (loss) / recovery, net	15	(109)	(23)	(168)
Other	150	141	171	23
Investment income	4,875	4,740	9,411	8,974

Debt securities	327	(35)	(545)	(559)
Public equities	4,426	1,879	3,574	1,520
Mortgages	6	22	(16)	25
Private placements	159	36	219	(158)
Real estate	57	43	21	15
Other invested assets	196	200	565	241
Derivatives	534	232	503	301
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	5,705	2,377	4,321	1,385
Investment expenses	(289)	(321)	(562)	(617)
Net investment income (loss)	$10,291	$6,796	$13,170	$9,742

Manulife Financial Corporation – Second Quarter 2026	79
(d)Remaining Term to Maturity
The following tables present remaining term to maturity for invested assets.

	Remaining term to maturity(1)
As at June 30, 2026	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$27,540	$-	$-	$-	$-	$-	$27,540
Debt securities
Canadian government and agency	895	578	1,087	3,687	12,303	-	18,550
U.S. government and agency	259	730	1,337	2,556	22,122	-	27,004
Other government and agency	482	944	1,012	3,713	35,959	-	42,110
Corporate	7,386	15,166	17,780	37,780	53,627	-	131,739
Mortgage / asset-backed securities	75	261	311	503	2,320	-	3,470
Public equities	-	-	-	-	-	48,273	48,273
Mortgages	6,651	12,633	10,946	10,275	6,301	12,294	59,100
Private placements	2,999	6,230	5,788	11,182	28,647	37	54,883
Loans to Bank clients	41	5	2	-	6	2,989	3,043
Real estate
Own use property	-	-	-	-	-	2,698	2,698
Investment property	-	-	-	-	-	9,759	9,759
Other invested assets
Alternative long-duration assets	-	77	25	294	513	51,643	52,552
Various other	21	-	-	4,234	252	549	5,056
Total invested assets	$46,349	$36,624	$38,288	$74,224	$162,050	$128,242	$485,777

	Remaining term to maturity(1)
As at December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$26,703	$-	$-	$-	$-	$-	$26,703
Debt securities
Canadian government and agency	1,349	1,082	779	3,888	11,576	-	18,674
U.S. government and agency	160	798	1,619	2,625	22,064	-	27,266
Other government and agency	349	1,054	804	3,155	32,120	-	37,482
Corporate	8,522	15,619	16,387	36,055	51,847	-	128,430
Mortgage / asset-backed securities	121	212	215	388	1,326	-	2,262
Public equities	-	-	-	-	-	40,971	40,971
Mortgages	6,572	12,099	9,922	6,825	10,288	11,413	57,119
Private placements	2,030	6,001	5,197	10,796	27,718	40	51,782
Loans to Bank clients	46	9	4	-	-	2,676	2,735
Real estate
Own use property	-	-	-	-	-	2,631	2,631
Investment property	-	-	-	-	-	10,051	10,051
Other invested assets
Alternative long-duration assets	-	18	104	287	504	48,116	49,029
Various other	20	-	-	3,725	521	527	4,793
Total invested assets	$45,872	$36,892	$35,031	$67,744	$157,964	$116,425	$459,928
(1)Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Manulife Financial Corporation – Second Quarter 2026	80
Note 4    Derivative and Hedging Instruments
The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments. The Company’s policies and procedures for derivative and hedging instruments can be found in notes 1 and 4 of the Company’s 2025 Annual Consolidated Financial
Statements.
(a)Fair Value of Derivatives
The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

		June 30, 2026			December 31, 2025
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$198,780	$2,784	$3,800	$196,158	$2,793	$3,826
	Foreign currency swaps	17,559	112	2,554	16,383	71	2,385
	Forward contracts	21,465	56	1,886	25,324	30	2,730
	Interest rate futures	18,667	-	-	-	-	-
Cash flow hedges	Interest rate swaps	11,218	49	98	10,946	31	63
	Foreign currency swaps	650	-	202	650	-	190
	Equity contracts	411	4	-	298	-	-
Net investment hedges	Forward contracts	612	8	-	587	3	6
Total derivatives in qualifying hedge accounting relationships		269,362	3,013	8,540	250,346	2,928	9,200
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	116,072	2,323	2,889	112,633	2,403	3,050
	Interest rate futures	3,024	-	-	21,483	-	-
	Interest rate options	4,876	7	-	4,876	8	-
	Foreign currency swaps	40,015	2,745	546	36,417	2,434	558
	Currency rate futures	2,211	-	-	2,242	-	-
	Forward contracts	59,526	1,188	1,566	55,555	848	1,511
	Equity contracts	19,772	1,099	55	23,995	1,006	28
	Credit default swaps	109	1	-	109	1	-
	Equity futures	7,346	-	-	5,354	-	-
Total derivatives not designated in qualifying hedge accounting relationships		252,951	7,363	5,056	262,664	6,700	5,147
Total derivatives		$522,313	$10,376	$13,596	$513,010	$9,628	$14,347
The following tables present the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 7 (e)).

As at June 30, 2026	Remaining term to maturity				Total
	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative assets	$1,195	$911	$848	$7,422	$10,376
Derivative liabilities	1,505	1,857	761	9,473	13,596

	Remaining term to maturity				Total
As at December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative assets	$970	$842	$809	$7,007	$9,628
Derivative liabilities	2,270	1,746	875	9,456	14,347

Manulife Financial Corporation – Second Quarter 2026	81
Fair value and the fair value hierarchy of derivative instruments

As at June 30, 2026	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,338	$-	$5,298	$40
Foreign exchange contracts	3,934	-	3,934	-
Equity contracts	1,103	-	1,085	18
Credit default swaps	1	-	1	-
Total derivative assets	$10,376	$-	$10,318	$58
Derivative liabilities
Interest rate contracts	$9,209	$-	$9,190	$19
Foreign exchange contracts	4,332	-	4,328	4
Equity contracts	55	-	51	4
Total derivative liabilities	$13,596	$-	$13,569	$27

As at December 31, 2025	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,403	$-	$5,380	$23
Foreign exchange contracts	3,218	-	3,218	-
Equity contracts	1,006	-	956	50
Credit default swaps	1	-	1	-
Total derivative assets	$9,628	$-	$9,555	$73
Derivative liabilities
Interest rate contracts	$10,367	$-	$10,307	$60
Foreign exchange contracts	3,952	-	3,949	3
Equity contracts	28	-	22	6
Total derivative liabilities	$14,347	$-	$14,278	$69
Movement in net derivatives measured at fair value using significant unobservable inputs (Level 3) is presented in note 3 (b).
(b)Embedded Derivatives
Certain insurance contracts contain features that are classified as embedded derivatives. Among these contracts, certain reinsurance contracts with guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at fair value as the financial components contained in the reinsurance contracts do not contain significant insurance risk. These contracts had a fair value of $130 (December 31, 2025 – $221).
Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, Consumer Price Index indexing of benefits, segregated fund minimum guarantees other than reinsurance ceded guaranteed minimum income benefits, and contracts containing certain credit and interest rate features.
These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

Manulife Financial Corporation – Second Quarter 2026	82
Note 5    Insurance and Reinsurance Contract Assets and Liabilities
(a)Movements in Carrying Amounts of Insurance and Reinsurance Contracts
The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the period for the Company. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.
Insurance contracts – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment, CSM and assets for insurance acquisition cash flows for the six months ended June 30, 2026 and for the year ended December 31, 2025, and insurance finance (income) expenses for the six months ended June 30, 2026.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening General Measurement Method (“GMM”) and Variable Fee Approach (“VFA”) insurance contract assets	$(474)	$92	$187	$1	$(194)
Opening GMM and VFA insurance contract liabilities	345,183	22,935	29,875	(61)	397,932
Opening Premium Allocation Approach (“PAA”) insurance contract net liabilities	13,446	792	-	(638)	13,600
Opening insurance contract liabilities for account of segregated fund holders	129,006	-	-	-	129,006
Net opening balance, January 1, 2026	487,161	23,819	30,062	(698)	540,344
Changes that relate to current services	(712)	(718)	(1,722)	-	(3,152)
Changes that relate to future services	(3,404)	694	3,194	-	484
Changes that relate to past services	(50)	(5)	-	-	(55)
Insurance service result	(4,166)	(29)	1,472	-	(2,723)
Insurance finance (income) expenses	8,569	62	246	-	8,877
Effects of movements in foreign exchange rates	11,055	829	983	-	12,867
Total changes in income and OCI	15,458	862	2,701	-	19,021
Total cash flows	6,933	-	-	-	6,933
Movements related to insurance acquisition cash flows	(3)	-	-	1	(2)
Change in PAA balance	609	47	-	22	678
Movements related to insurance contract liabilities for account of segregated fund holders	7,025	-	-	-	7,025
Net closing balance	517,183	24,728	32,763	(675)	573,999
Closing GMM and VFA insurance contract assets	(477)	102	166	-	(209)
Closing GMM and VFA insurance contract liabilities	367,574	23,787	32,597	(59)	423,899
Closing PAA insurance contract net liabilities	14,055	839	-	(616)	14,278
Closing insurance contract liabilities for account of segregated fund holders	136,031	-	-	-	136,031
Net closing balance, June 30, 2026	$517,183	$24,728	$32,763	$(675)	$573,999

Insurance finance (income) expenses (“IFIE”)	For the six months ended June 30, 2026
Insurance finance (income) expenses for products not under PAA, per disclosure above(1)	$8,877
Insurance finance (income) expenses for products under PAA	382
Reclassification of derivative OCI to IFIE – cash flow hedges	6
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	(372)
Total insurance finance (income) expenses from insurance contracts issued	8,893
Effect of movements in foreign exchange rates	1,358
Total insurance finance (income) expenses from insurance contracts issued and effect of movement in foreign exchange rates	$10,251
Portion recognized in (income) expenses, including effects of foreign exchange rates	12,058
Portion recognized in OCI, including effects of foreign exchange rates	(1,807)
(1)The insurance finance (income) expenses reflect effect of time value of money and financial risk, which includes but is not limited to interest accreted using locked-in rate, changes in interest rates and other financial assumptions, changes in fair value of underlying items of direct participation contracts and effects of risk mitigation option.

Manulife Financial Corporation – Second Quarter 2026	83

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(490)	$144	$248	$-	$(98)
Opening GMM and VFA insurance contract liabilities	334,706	22,160	26,517	(61)	383,322
Opening PAA insurance contract net liabilities	13,201	691	-	(817)	13,075
Opening insurance contract liabilities for account of segregated fund holders	126,545	-	-	-	126,545
Net opening balance, January 1, 2025	473,962	22,995	26,765	(878)	522,844
Changes that relate to current services	(551)	(1,418)	(3,130)	-	(5,099)
Changes that relate to future services	(8,405)	1,972	6,846	-	413
Changes that relate to past services	81	(15)	-	-	66
Insurance service result	(8,875)	539	3,716	-	(4,620)
Insurance finance (income) expenses	21,158	1,238	434	-	22,830
Effects of movements in foreign exchange rates	(12,220)	(1,054)	(853)	-	(14,127)
Total changes in income and OCI	63	723	3,297	-	4,083
Total cash flows	10,436	-	-	-	10,436
Movements related to insurance acquisition cash flows	(6)	-	-	1	(5)
Change in PAA balance	245	101	-	179	525
Movements related to insurance contract liabilities for account of segregated fund holders	2,461	-	-	-	2,461
Net closing balance	487,161	23,819	30,062	(698)	540,344
Closing GMM and VFA insurance contract assets	(474)	92	187	1	(194)
Closing GMM and VFA insurance contract liabilities	345,183	22,935	29,875	(61)	397,932
Closing PAA insurance contract net liabilities	13,446	792	-	(638)	13,600
Closing insurance contract liabilities for account of segregated fund holders	129,006	-	-	-	129,006
Net closing balance, December 31, 2025	$487,161	$23,819	$30,062	$(698)	$540,344
Reinsurance contracts held – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the six months ended June 30, 2026 and for the year ended December 31, 2025.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Total
Opening reinsurance contract held assets	$51,618	$5,902	$3,086	$60,606
Opening reinsurance contract held liabilities	(3,995)	347	408	(3,240)
Opening PAA reinsurance contract net assets	228	14	-	242
Net opening balance, January 1, 2026	47,851	6,263	3,494	57,608
Changes that relate to current services	(409)	(249)	(212)	(870)
Changes that relate to future services	(50)	163	79	192
Changes that relate to past services	4	-	-	4
Insurance service result	(455)	(86)	(133)	(674)
Insurance finance (income) expenses from reinsurance contracts	49	68	66	183
Effects of changes in non-performance risk of reinsurers	3	-	-	3
Effects of movements in foreign exchange rates	1,863	216	130	2,209
Total changes in income and OCI	1,460	198	63	1,721
Total cash flows	2,111	-	-	2,111
Change in PAA balance	14	2	-	16
Net closing balance	51,436	6,463	3,557	61,456
Closing reinsurance contract held assets	55,753	6,011	3,006	64,770
Closing reinsurance contract held liabilities	(4,559)	436	551	(3,572)
Closing PAA reinsurance contract net assets	242	16	-	258
Net closing balance, June 30, 2026	$51,436	$6,463	$3,557	$61,456

Manulife Financial Corporation – Second Quarter 2026	84

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Total
Opening reinsurance contract held assets	$50,275	$5,442	$3,008	$58,725
Opening reinsurance contract held liabilities	(3,308)	333	333	(2,642)
Opening PAA reinsurance contract net assets	249	14	-	263
Net opening balance, January 1, 2025	47,216	5,789	3,341	56,346
Changes that relate to current services	(497)	(515)	(424)	(1,436)
Changes that relate to future services	(1,167)	799	554	186
Changes that relate to past services	31	-	-	31
Insurance service result	(1,633)	284	130	(1,219)
Insurance finance (income) expenses from reinsurance contracts	2,176	447	128	2,751
Effects of changes in non-performance risk of reinsurers	11	-	-	11
Effects of movements in foreign exchange rates	(2,630)	(257)	(105)	(2,992)
Total changes in income and OCI	(2,076)	474	153	(1,449)
Total cash flows	2,732	-	-	2,732
Change in PAA balance	(21)	-	-	(21)
Net closing balance	47,851	6,263	3,494	57,608
Closing reinsurance contract held assets	51,618	5,902	3,086	60,606
Closing reinsurance contract held liabilities	(3,995)	347	408	(3,240)
Closing PAA reinsurance contract net assets	228	14	-	242
Net closing balance, December 31, 2025	$47,851	$6,263	$3,494	$57,608
(b)Effect of New Business Recognized in the Period
The following table presents components of new business for insurance contracts issued for the periods presented.

	For the six months ended June 30, 2026		For the year ended December 31, 2025
	Non-onerous	Onerous	Non-onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$26,031	$1,186	$44,670	$1,209
Insurance acquisition cash flows	4,258	231	8,049	258
Claims and other insurance service expenses payable	21,773	955	36,621	951
Estimates of present value of cash inflows	(28,925)	(1,196)	(50,005)	(1,196)
Risk adjustment for non-financial risk	540	35	1,034	68
Contractual service margin	2,354	-	4,301	-
Amount included in insurance contract liabilities for the period	$-	$25	$-	$81
The following table presents components of new business for reinsurance contracts held portfolios for the periods presented.

	For the six months ended June 30, 2026	For the year ended December 31, 2025
New business reinsurance contracts
Estimates of present value of cash outflows	$(5,901)	$(9,402)
Estimates of present value of cash inflows	5,699	8,322
Risk adjustment for non-financial risk	159	825
Contractual service margin	53	303
Amount included in reinsurance assets for the period	$10	$48
(c)Insurance Revenue
The following table shows the components of insurance revenue in the Consolidated Statements of Income. Insurance revenue excludes investment components and loss component. It also does not reflect any financial changes such as effect of time value of money, which are recognized in insurance finance income and expenses.

	three months ended June 30,		six months ended June 30,
For the	2026	2025	2026	2025
Expected incurred claims and other insurance service result	$3,968	$3,697	$7,896	$7,477
Change in risk adjustment for non-financial risk expired	356	347	711	709
CSM recognized for services provided	880	734	1,722	1,468
Recovery of insurance acquisition cash flows	610	437	1,168	860
Contracts under PAA	1,734	1,775	3,442	3,538
Total insurance revenue	$7,548	$6,990	$14,939	$14,052

Manulife Financial Corporation – Second Quarter 2026	85
(d)Significant Judgements and Estimates
Discount rates
The following tables present the spot rates used for discounting liability cash flows.

					June 30, 2026
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	3.09%	3.88%	4.87%	5.29%	5.94%	4.40%
		Somewhat liquid(1)	30	70	3.07%	3.86%	4.79%	5.29%	5.89%	4.40%
U.S.	USD	Illiquid	30	70	4.18%	4.85%	5.94%	6.56%	6.39%	5.15%
		Somewhat liquid(1)	30	70	4.31%	4.90%	5.82%	6.55%	6.39%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	1.37%	2.28%	3.27%	4.38%	4.93%	1.60%
Hong Kong	HKD	Illiquid	15	55	2.81%	3.83%	4.84%	4.50%	4.08%	3.70%

					December 31, 2025
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	2.89%	3.85%	4.94%	5.36%	6.10%	4.40%
		Somewhat liquid(1)	30	70	2.87%	3.82%	4.85%	5.39%	6.05%	4.40%
U.S.	USD	Illiquid	30	70	3.74%	4.37%	5.65%	6.47%	6.41%	5.15%
		Somewhat liquid(1)	30	70	3.85%	4.42%	5.55%	6.47%	6.40%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	1.18%	1.93%	2.60%	3.59%	4.38%	1.60%
Hong Kong	HKD	Illiquid	15	55	2.39%	3.48%	4.57%	4.38%	4.02%	3.70%
(1)Somewhat liquid refers to liquidity level that is between liquid and illiquid. It is higher liquidity than illiquid and lower liquidity than liquid.
(e)Reinsurance Transaction
Agreement with Reinsurance Group of America
On November 20, 2024, the Company announced it entered into an agreement with Reinsurance Group of America,
Incorporated (“RGA”) to reinsure policies from the U.S. LTC and U.S. structured settlement legacy blocks. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as a 75% quota share for both the LTC and structured settlements blocks.
The transaction closed on January 2, 2025, with an effective date of January 1, 2025, with the Company transferring invested assets of $5.4 billion and reinsuring insurance contract liabilities of $5.2 billion. The Company recognized a reinsurance contractual service margin of $201.

Manulife Financial Corporation – Second Quarter 2026	86
Note 6    Investment Contract Assets and Liabilities
(a)Carrying Value and Fair Value of Investment Contract Assets and Liabilities
Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk.
Those contracts are subsequently measured either at fair value or at amortized cost.
The following table presents the gross carrying and fair values of investment contract liabilities, the carrying and fair values of reinsurance financial assets and the net carrying value and fair values of investment contract liabilities for the periods presented.

As at	June 30, 2026			December 31, 2025
	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net
Investment contract liabilities, measured at fair value
Fair value	$928	$794	$134	$908	$620	$288
Investment contract liabilities, measured at amortized cost
Carrying value	13,537	924	12,613	13,229	934	12,295
Fair value	13,796	867	12,929	13,551	889	12,662
(b)Fair Value Measurement
The fair value of investment contract assets and liabilities was determined using Level 2 valuation techniques (December 31,
2025 – Level 2).
Note 7    Risk Management
The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 8 of the Company’s 2025 Annual Consolidated Financial Statements. The risks to which the Company is exposed at the end of the reporting period are representative of risks it is typically exposed to throughout the reporting period. The following disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures”.
(a)Credit Risk
Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations.
Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.
The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration fair values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.
The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.
Credit risk associated with derivative counterparties is discussed in note 7 (d).

Manulife Financial Corporation – Second Quarter 2026	87
(I)Credit quality
The following tables present financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, presenting separately Stage 1, Stage 2, and Stage 3 credit risk profiles, with expected credit loss
(“ECL”) allowances, plus ECL allowances for loan commitments.

As at June 30, 2026	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$210,889	$1,072	$-	$211,961
Non-investment grade	4,306	465	72	4,843
Total carrying value	215,195	1,537	72	216,804
Allowance for credit losses	215	48	1	264
Debt securities, measured at amortized cost
Investment grade	1,610	-	-	1,610
Non-investment grade	-	-	-	-
Total	1,610	-	-	1,610
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,609	-	-	1,609
Private placements, measured at FVOCI
Investment grade	45,569	607	-	46,176
Non-investment grade	6,417	1,151	189	7,757
Total carrying value	51,986	1,758	189	53,933
Allowance for credit losses	108	82	121	311
Commercial mortgages, measured at FVOCI
AAA	232	-	-	232
AA	8,068	-	-	8,068
A	14,097	-	-	14,097
BBB	5,159	585	-	5,744
BB	189	644	-	833
B and lower	-	13	75	88
Total carrying value	27,745	1,242	75	29,062
Allowance for credit losses	40	32	66	138
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	212	-	-	212
BBB	-	-	-	-
BB	-	-	-	-
B and lower	146	8	2	156
Total	358	8	2	368
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	357	8	2	367
Residential mortgages, measured at amortized cost
Performing	27,043	1,268	-	28,311
Non-performing	-	-	55	55
Total	27,043	1,268	55	28,366
Allowance for credit losses	5	2	2	9
Total carrying value, net of allowance	27,038	1,266	53	28,357
Loans to Bank clients, measured at amortized cost
Performing	2,939	98	-	3,037
Non-performing	-	-	8	8
Total	2,939	98	8	3,045
Allowance for credit losses	1	1	-	2
Total carrying value, net of allowance	2,938	97	8	3,043
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	363	-	-	363
Total carrying value	363	-	-	363
Allowance for credit losses	7	-	-	7
Other invested assets, measured at amortized cost
Investment grade	4,508	-	-	4,508
Non-investment grade	-	-	-	-
Total	4,508	-	-	4,508
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	4,507	-	-	4,507
Loan commitments
Allowance for credit losses	10	1	1	12
Total carrying value, net of allowance	$331,738	$5,908	$399	$338,045

Manulife Financial Corporation – Second Quarter 2026	88

As at December 31, 2025	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$203,241	$1,187	$-	$204,428
Non-investment grade	3,993	477	-	4,470
Total carrying value	207,234	1,664	-	208,898
Allowance for credit losses	221	43	-	264
Debt securities, measured at amortized cost
Investment grade	1,137	-	-	1,137
Non-investment grade	-	-	-	-
Total	1,137	-	-	1,137
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,136	-	-	1,136
Private placements, measured at FVOCI
Investment grade	43,803	309	-	44,112
Non-investment grade	5,527	979	211	6,717
Total carrying value	49,330	1,288	211	50,829
Allowance for credit losses	108	82	194	384
Commercial mortgages, measured at FVOCI
AAA	244	-	-	244
AA	7,961	-	-	7,961
A	13,720	-	-	13,720
BBB	5,106	645	-	5,751
BB	63	730	-	793
B and lower	-	20	100	120
Total carrying value	27,094	1,395	100	28,589
Allowance for credit losses	42	38	34	114
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	223	-	-	223
BBB	-	-	-	-
BB	-	-	-	-
B and lower	166	8	1	175
Total	389	8	1	398
Allowance for credit losses	1	-	1	2
Total carrying value, net of allowance	388	8	-	396
Residential mortgages, measured at amortized cost
Performing	25,361	1,379	-	26,740
Non-performing	-	-	50	50
Total	25,361	1,379	50	26,790
Allowance for credit losses	4	2	1	7
Total carrying value, net of allowance	25,357	1,377	49	26,783
Loans to Bank clients, measured at amortized cost
Performing	2,629	105	-	2,734
Non-performing	-	-	4	4
Total	2,629	105	4	2,738
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,628	104	3	2,735
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	383	-	-	383
Total carrying value	383	-	-	383
Allowance for credit losses	21	-	-	21
Other invested assets, measured at amortized cost
Investment grade	4,266	-	-	4,266
Non-investment grade	-	-	-	-
Total	4,266	-	-	4,266
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	4,265	-	-	4,265
Loan commitments
Allowance for credit losses	10	1	1	12
Total carrying value, net of allowance	$317,815	$5,836	$363	$324,014

Manulife Financial Corporation – Second Quarter 2026	89
(II)Allowance for ECL
The following tables provide the movement in the allowance for ECL by stage for the six months ended June 30, 2026 and for the year ended December 31, 2025.

As at June 30, 2026	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of the year	$410	$167	$232	$809
Net re-measurement due to transfers	-	4	(4)	-
Transfers to stage 1	2	(2)	-	-
Transfers to stage 2	(2)	6	(4)	-
Transfers to stage 3	-	-	-	-
Net originations, purchases, disposals and repayments	25	(2)	(103)	(80)
Changes to risk, parameters, and models	(55)	(8)	58	(5)
Foreign exchange and other adjustments	9	5	8	22
Balance, end of the period	$389	$166	$191	$746

As at December 31, 2025	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of the year	$434	$213	$181	$828
Net re-measurement due to transfers	4	(31)	27	-
Transfers to stage 1	11	(11)	-	-
Transfers to stage 2	(7)	7	-	-
Transfers to stage 3	-	(27)	27	-
Net originations, purchases, disposals and repayments	59	(11)	(97)	(49)
Changes to risk, parameters, and models	(72)	(1)	117	44
Foreign exchange and other adjustments	(15)	(3)	4	(14)
Balance, end of the year	$410	$167	$232	$809
(III)Significant Judgements and Estimates
The following tables show certain key macroeconomic variables used to estimate the ECL allowances by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

	Current quarter	Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at June 30, 2026		Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$2,070	2.2%	2.0%	4.1%	2.0%	(2.3)%	2.4%	(5.5)%	2.4%
Unemployment rate	6.9%	6.8%	6.1%	6.3%	5.5%	8.2%	7.7%	8.9%	9.2%
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	$99	$81	$69	$80	$69	$73	$62	$71	$58
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$24,336	1.9%	2.5%	3.2%	2.5%	(2.3)%	2.8%	(4.3)%	2.7%
Unemployment rate	4.3%	4.5%	4.5%	3.7%	3.8%	7.2%	6.4%	7.7%	8.4%
7-10 Year BBB U.S. Corporate Index	5.6%	5.9%	6.1%	5.7%	6.0%	6.4%	5.8%	7.0%	5.7%
Japan
Gross Domestic Product (GDP), in JPY billions	¥593,767	0.4%	0.8%	2.4%	0.9%	(3.9)%	1.1%	(7.3)%	1.7%
Unemployment rate	2.6%	2.6%	2.3%	2.4%	2.1%	3.3%	2.9%	3.7%	3.4%
Hong Kong
Unemployment rate	3.7%	3.5%	3.2%	3.2%	2.9%	4.7%	4.0%	5.1%	4.7%
Hang Seng Index	25,889	(0.6)%	1.7%	9.7%	1.4%	(25.5)%	7.5%	(41.5)%	11.0%
China
Gross Domestic Product (GDP), in CNY billions	¥126,260	4.2%	4.3%	6.7%	4.5%	(2.8)%	4.7%	(5.5)%	4.0%
FTSE Xinhua A200 Index	12,437	4.2%	2.9%	19.1%	1.0%	(27.8)%	9.7%	(37.6)%	11.4%

Manulife Financial Corporation – Second Quarter 2026	90

	Current quarter	Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at December 31, 2025		Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$2,020	0.6%	1.9%	2.6%	1.9%	(4.1)%	2.2%	(7.2)%	2.2%
Unemployment rate	7.2%	7.1%	6.3%	6.5%	5.6%	8.5%	8.0%	9.5%	9.7%
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	$61	$62	$66	$67	$67	$47	$60	$39	$54
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$23,998	2.1%	2.4%	3.8%	2.4%	(2.2)%	2.7%	(4.1)%	2.6%
Unemployment rate	4.4%	4.6%	4.3%	3.9%	3.6%	7.2%	6.1%	7.7%	8.2%
7-10 Year BBB U.S. Corporate Index	5.3%	5.9%	6.1%	5.7%	6.0%	6.4%	5.8%	7.0%	5.7%
Japan
Gross Domestic Product (GDP), in JPY billions	¥564,072	0.2%	0.8%	2.2%	1.0%	(4.1)%	1.1%	(7.4)%	1.7%
Unemployment rate	2.5%	2.5%	2.2%	2.4%	2.1%	3.0%	2.9%	3.2%	3.5%
Hong Kong
Unemployment rate	4.1%	4.0%	3.2%	3.6%	2.9%	5.1%	4.1%	5.5%	4.8%
Hang Seng Index	26,454	(1.3)%	1.0%	8.9%	0.7%	(26.0)%	6.7%	(41.9)%	10.2%
China
Gross Domestic Product (GDP), in CNY billions	¥119,732	4.7%	4.1%	7.2%	4.3%	(2.3)%	4.6%	(5.1)%	3.9%
FTSE Xinhua A200 Index	11,186	3.7%	3.6%	18.6%	1.6%	(28.0)%	10.3%	(37.8)%	12.1%
(IV)Sensitivity to Changes in Economic Assumptions
The following table shows the actual probability-weighted ECL allowance recorded by the Company which results from using all four macroeconomic scenarios (including the more heavily weighted best estimate base case scenario, one upside and two downside scenarios) weighted by probability of occurrence and shows the ECL allowance which would result from using only the base case scenario.

As at	June 30, 2026	December 31, 2025
Probability-weighted ECL allowance	$746	$809
Base case ECL allowance	$541	$611
Difference – in amount	$205	$198
Difference – as a percentage of probability-weighted ECL allowance	27.48%	24.47%
The Company’s probability-weighted ECL allowance balance which resulted from all four macroeconomic scenarios as at June
30, 2026 was $746 (December 31, 2025 – $809). ECL allowance balances indicated by the base case scenario, the upside scenario, the downside scenario 1 and the downside scenario 2, as at June 30, 2026 were $541, $470, $1,389 and $1,719, respectively (December 31, 2025 – $611, $522, $1,434 and $1,798, respectively).
(b)Securities Lending, Repurchase and Reverse Repurchase Transactions
As at June 30, 2026, the Company had loaned securities (which are included in invested assets) with a market value of $3,113
(December 31, 2025 – $1,800). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at June 30, 2026, the Company had outstanding reverse repurchase transactions of $905 (December 31, 2025 – $957)
which are recorded as receivables in miscellaneous assets. In addition, the Company had outstanding repurchase transactions of $1,422 as at June 30, 2026 (December 31, 2025 – $193) which are recorded as payables in other liabilities.
(c)Credit Default Swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings.

Manulife Financial Corporation – Second Quarter 2026	91
The following tables present details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at June 30, 2026	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$22	$-	1
A	22	-	1
BBB	65	1	1
Total single name CDS	$109	$1	1
Total CDS protection sold	$109	$1	1

As at December 31, 2025	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$22	$-	2
A	65	1	2
BBB	22	-	1
Total single name CDS	$109	$1	2
Total CDS protection sold	$109	$1	2
(1)Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.
(2)The weighted average maturity of the CDS is weighted based on notional amounts.
(3)Ratings are based on S&P where available followed by Moody’s, Morningstar DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)The Company held $nil purchased credit protection as at June 30, 2026 (December 31, 2025 – $nil).
(d)Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at
June 30, 2026, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 29 per cent
(December 31, 2025 – 29 per cent). As at June 30, 2026, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,309 (December 31, 2025 –
$1,386). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2025 – $nil).
(e)Offsetting Financial Assets and Financial Liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.
In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse repurchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

Manulife Financial Corporation – Second Quarter 2026	92
The following tables present the effect of conditional master netting agreements and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

As at June 30, 2026	Gross amounts of financial instruments(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amounts including financing entity(3)	Net amounts excluding financing entity
		Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)
Financial assets
Derivative assets	$10,701	$(6,710)	$(3,323)	$668	$668
Securities lending	3,113	-	(3,113)	-	-
Reverse repurchase agreements	905	(469)	(436)	-	-
Total financial assets	$14,719	$(7,179)	$(6,872)	$668	$668
Financial liabilities
Derivative liabilities	$(14,248)	$6,710	$7,366	$(172)	$(114)
Repurchase agreements	(1,422)	469	953	-	-
Total financial liabilities	$(15,670)	$7,179	$8,319	$(172)	$(114)

As at December 31, 2025	Gross amounts of financial instruments(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amounts including financing entity(3)	Net amounts excluding financing entity
		Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)
Financial assets
Derivative assets	$9,955	$(6,700)	$(2,694)	$561	$561
Securities lending	1,800	-	(1,800)	-	-
Reverse repurchase agreements	957	-	(957)	-	-
Total financial assets	$12,712	$(6,700)	$(5,451)	$561	$561
Financial liabilities
Derivative liabilities	$(15,024)	$6,700	$8,228	$(96)	$(39)
Repurchase agreements	(193)	-	193	-	-
Total financial liabilities	$(15,217)	$6,700	$8,421	$(96)	$(39)
(1)Financial assets and liabilities include accrued interest of $327 and $657, respectively (December 31, 2025 – $334 and $677, respectively).
(2)Financial and cash collateral exclude over-collateralization. As at June 30, 2026, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements, and repurchase agreements in the amounts of $527, $1,688, $87 and $nil, respectively (December 31, 2025 – $403, $1,699, $154 and $nil, respectively). As at June 30, 2026, collateral pledged (received) does not include collateral-in-
transit on OTC instruments or initial margin on exchange-traded contracts or cleared contracts.
(3)Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.

Manulife Financial Corporation – Second Quarter 2026	93
The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.
A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following tables present the effect of unconditional netting.

As at June 30, 2026	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,419	$(1,419)	$-
Variable surplus note	(1,419)	1,419	-

As at December 31, 2025	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,349	$(1,349)	$-
Variable surplus note	(1,349)	1,349	-
Note 8    Long-Term Debt
(a)Carrying Value of Long-term Debt Instruments

				As at
	Issue date	Maturity date	Par value	June 30, 2026	December 31, 2025
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,639	$1,583
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,052	1,017
4.986% Senior notes(1)	December 11, 2025	December 11, 2035	US$1,000	1,410	1,362
3.703% Senior notes(1)	March 16, 2022	March 16, 2032	US$750	1,060	1,024
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	284	274
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	709	684
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	383	370
4.150% Senior notes(2)	March 4, 2016	March 4, 2026	US$1,000	-	1,371
Total				$6,537	$7,685
(1)These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.
(2)The 4.150% senior notes matured and were redeemed at par on March 4, 2026.
(b)Fair Value Measurement
The Company measures its long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at June
30, 2026, the fair value of long-term debt was $5,741 (December 31, 2025 – $6,962) which was determined using Level 2 valuation techniques (December 31, 2025 – Level 2).

Manulife Financial Corporation – Second Quarter 2026	94
Note 9    Capital Instruments
(a)Carrying Value of Capital Instruments

					As at
	Issue date	Earliest par redemption date	Maturity date	Par value	June 30, 2026	December 31, 2025
JHFC Subordinated notes	December 14, 2006	December 15, 2036	December 15, 2036	$650	$648	$648
2.880% MFC Subordinated notes(1),(2)	June 4, 2026	June 4, 2031	June 4, 2036	S$500	546	-
3.983% MFC Subordinated debentures	May 23, 2025	May 23, 2030	May 23, 2035	$500	498	497
2.818% MFC Subordinated debentures(3)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	998	997
4.064% MFC Subordinated debentures	December 6, 2024	December 6, 2029	December 6, 2034	$1,000	996	996
4.275% MFC Subordinated notes(2)	June 19, 2024	June 19, 2029	June 19, 2034	S$500	547	531
5.054% MFC Subordinated debentures	February 23, 2024	February 23, 2029	February 23, 2034	$1,100	1,096	1,096
5.409% MFC Subordinated debentures	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,197	1,197
4.061% MFC Subordinated notes(3),(4)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,064	1,028
Total					$7,590	$6,990
(1)Issued by MFC during the second quarter of 2026, interest is payable semi-annually. After June 4, 2031, the interest rate will reset to equal the prevailing 5-year
Singapore Overnight Rate Average plus 0.931%. With regulatory approval, MFC may redeem the notes, in whole, but not in part, on June 4, 2031 and on any interest payment date thereafter, at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
(2)Designated as a hedge of the Company’s net investment in its Singapore operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.
(3)Capital instruments with interest rates resetting in the future that reference Canadian Dollar Offered Rate (“CDOR”) and the U.S. dollar Mid-Swap rate (based on London Interbank Offered Rate (LIBOR)) include the 2.818% subordinated debentures and 4.061% subordinated debentures, respectively. Future rate resets for these capital instruments may rely on alternative reference rates such as Canadian Overnight Repo Rate Average (“CORRA”), the alternative rate for
CDOR, and the Secured Overnight Financing Rate (SOFR) and the alternative rate for U.S. dollar LIBOR. As at June 30, 2026, the interest rate benchmark reform has not resulted in material changes in the Company’s risk management strategy.
(4)Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-
measurement of the subordinated notes into Canadian dollars.
(b)Fair Value Measurement
The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at
June 30, 2026, the fair value of capital instruments was $7,693 (December 31, 2025 – $7,121) which was determined using
Level 2 valuation techniques (December 31, 2025 – Level 2).

Manulife Financial Corporation – Second Quarter 2026	95
Note 10    Equity Capital and Earnings Per Share
(a)Preferred Shares and Other Equity Instruments
The following table presents information about the outstanding preferred shares and other equity instruments as at June 30,
2026 and December 31, 2025.

	Issue date	Annual dividend / distribution rate(1)	Earliest redemption date(2),(3)	Number of shares (in millions)	Face amount	Net amount(4) as at
						June 30, 2026	December 31, 2025
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.650%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.500%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6),(7)	March 11, 2011	4.640%	June 19, 2031	8	200	196	160
Series 4(7)	June 20, 2016	floating	n/a	-	-	-	36
Series 9(5),(6)	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11(5),(6)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6)	June 21, 2013	6.350%	September 19, 2028	8	200	196	196
Series 15(5),(6)	February 25, 2014	5.775%	June 19, 2029	8	200	195	195
Series 17(5),(6)	August 15, 2014	5.542%	December 19, 2029	14	350	343	343
Series 19(5),(6),(8)	December 3, 2014	5.169%	March 19, 2030	10	250	246	246
Series 25(5),(6)	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments
Limited recourse capital notes (LRCN)(9)
Series 1(9)	February 19, 2021	5.883%	May 19, 2031	n/a	2,000	1,982	1,982
Series 2(10)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(10)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total						$6,660	$6,660
(1)Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.
(2)Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption dates or every five years thereafter, except for Class A Series 2 and Class A Series 3 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption dates, and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval.
(3)Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 to and including June 19, commencing in 2026. MFC did not exercise its option to redeem LRCN Series 1 during the 2026 redemption period; accordingly, the next five year redemption period will occur from May 19, 2031 to June 19, 2031. The redemption period for Series 2 is every five years during the period from February 19 to and including March 19, commencing in 2027. After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.
(4)Net of after-tax issuance costs.
(5)On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%,
Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.
(6)On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.
(7)MFC did not exercise its right to redeem the outstanding Class 1 shares Series 3 or Series 4 on June 19, 2026. Following the conversion elections, all Class 1 shares Series 4 were converted into Class 1 shares Series 3 on a one-for-one basis, resulting in 8 million Class 1 shares Series 3 outstanding. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 4.640%, for a five-year period commencing on June 20, 2026.
(8)MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 19 on March 19, 2025, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.169%, for a five-year period commencing on March 20, 2025.
(9)Non-payment of distributions or principal on any LRCN series when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1, Class 1 Series 28 preferred shares for LRCN Series 2, and Class 1 Series 29 preferred shares for LRCN Series 3. All claims of the holders of LRCN series against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28 and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.
(10)The LRCN Series 1 paid a distribution at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; the distribution rate was reset on June 19, 2026 to
5.883%, payable semi-annually until June 18, 2031; on June 19, 2031 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN Series 2 pay a distribution at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March 19, 2077, the rate will be reset at a rate equal to the five-
year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 pay a distribution at a fixed rate of 7.117% payable semi-
annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year
Government of Canada yield as defined in the prospectus, plus 3.95%.
(b)Common Shares
As at June 30, 2026, there were 6 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2025 – 9 million).

Manulife Financial Corporation – Second Quarter 2026	96
The following table presents changes in common shares issued and outstanding.

Number of common shares (in millions)	For the six months ended June 30, 2026	For the year ended December 31, 2025
Balance, beginning of period	1,677	1,729
Repurchased for cancellation	(18)	(54)
Issued on exercise of stock options and deferred share units	3	2
Balance, end of period	1,662	1,677
Normal course issuer bid
On February 19, 2026, the Company received approval from the Toronto Stock Exchange (“TSX”) to launch a normal course issuer bid (the “2026 NCIB”), permitting the purchase for cancellation of up to 42 million of its common shares, representing approximately 2.5% of its common shares outstanding as at January 31, 2026. Purchases under the 2026 NCIB commenced on February 24, 2026, and may continue until February 23, 2027, when the 2026 NCIB expires, or such earlier date as the
Company completes its purchases.
The Company’s 2025 NCIB was approved by the TSX on February 19, 2025, permitting the purchase for cancellation of up to
51.5 million common shares, representing approximately 3.0% of common shares outstanding as at February 12, 2025. The
2025 NCIB expired on February 23, 2026.
During the six months ended June 30, 2026, the Company purchased for cancellation 18.4 million shares (2025 – 26.6 million shares) for $954 (pre-tax), including 15.7 million shares for $811 under the 2026 NCIB, and 2.8 million shares for $143 under the previous NCIB, and incurred $16 tax on net repurchases of equity (2025 – $1,140 under NCIB and $20 tax). Of this, $222 was recorded in Common shares and $748 was recorded in Shareholders and other equity holders’ retained earnings in the
Consolidated Statements of Changes in Equity (2025 – $318 and $842, respectively).
(c)Earnings Per Share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

	three months ended June 30,		six months ended June 30,
For the	2026	2025	2026	2025
Weighted average number of common shares (in millions)	1,667	1,710	1,672	1,717
Dilutive stock-based awards(1) (in millions)	3	5	3	5
Weighted average number of diluted common shares (in millions)	1,670	1,715	1,675	1,722
(1)The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.
Note 11    Revenue from Service Contracts
The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees related to services provided typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
Asset-based fees vary with asset values of accounts under management, subject to market conditions and investor behaviours beyond the Company’s control. Transaction processing and administrative fees vary with activity volumes, also beyond the
Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily.
Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants.
The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

Manulife Financial Corporation – Second Quarter 2026	97
The following tables present revenue from service contracts by service lines and by reporting segments as disclosed in note
14.

For the three months ended June 30, 2026	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$1,054	$(129)	$925
Transaction processing, administration, and service fees	761	85	846
Distribution fees and other	237	30	267
Total included in other revenue	2,052	(14)	2,038
Revenue from non-service lines	9	169	178
Total other revenue	$2,061	$155	$2,216
Real estate management services included in net investment income	$-	$60	$60

For the three months ended June 30, 2025	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$916	$(91)	$825
Transaction processing, administration, and service fees	766	72	838
Distribution fees and other	216	(22)	194
Total included in other revenue	1,898	(41)	1,857
Revenue from non-service lines	4	(10)	(6)
Total other revenue	$1,902	$(51)	$1,851
Real estate management services included in net investment income	$-	$60	$60

For the six months ended June 30, 2026	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$2,060	$(241)	$1,819
Transaction processing, administration, and service fees	1,509	168	1,677
Distribution fees and other	471	43	514
Total included in other revenue	4,040	(30)	4,010
Revenue from non-service lines	7	129	136
Total other revenue	$4,047	$99	$4,146
Real estate management services included in net investment income	$-	$128	$128

For the six months ended June 30, 2025	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$1,888	$(215)	$1,673
Transaction processing, administration, and service fees	1,545	145	1,690
Distribution fees and other	436	(8)	428
Total included in other revenue	3,869	(78)	3,791
Revenue from non-service lines	8	38	46
Total other revenue	$3,877	$(40)	$3,837
Real estate management services included in net investment income	$-	$133	$133

Manulife Financial Corporation – Second Quarter 2026	98
Note 12    Employee Future Benefits
The Company maintains defined contribution and defined benefit pension plans, and other post-employment plans for eligible employees and agents. The following tables present information about the financial impacts of the Company’s material pension and retiree welfare plans in the U.S. and Canada.

For the three months ended June 30,	Pension plans		Retiree welfare plans
	2026	2025	2026	2025
Defined benefit current service cost(1)	$12	$11	$-	$-
Defined benefit administrative expenses	3	2	-	1
Service cost	15	13	-	1
Interest on net defined benefit (asset) liability	-	-	(3)	(2)
Defined benefit cost	15	13	(3)	(1)
Defined contribution cost	29	25	-	-
Net benefit cost reported in income	$44	$38	$(3)	$(1)
Actuarial (gain) loss on economic assumption changes	$28	$(23)	$3	$(1)
Investment (gain) loss (excluding interest income)	(95)	35	(14)	7
Change in effect of asset limit	1	(1)	-	-
Re-measurement (gain) loss recorded in OCI, net of tax	$(66)	$11	$(11)	$6
(1)There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

For the six months ended June 30,	Pension plans		Retiree welfare plans
	2026	2025	2026	2025
Defined benefit current service cost(1)	$23	$23	$-	$-
Defined benefit administrative expenses	5	5	-	1
Service cost	28	28	-	1
Interest on net defined benefit (asset) liability	(1)	-	(5)	(4)
Defined benefit cost	27	28	(5)	(3)
Defined contribution cost	63	54	-	-
Net benefit cost reported in income	$90	$82	$(5)	$(3)
Actuarial (gain) loss on economic assumption changes	$(11)	$1	$(4)	$3
Investment (gain) loss (excluding interest income)	(51)	44	(5)	1
Change in effect of asset limit	2	-	-	-
Re-measurement (gain) loss recorded in OCI, net of tax	$(60)	$45	$(9)	$4
(1)There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.
Note 13    Commitments and Contingencies
(a)Legal Proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the
Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the
Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the
United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
In September 2023, a lawsuit was initiated against the Company in the U.S. District Court of the Southern District of New York
as a putative class action on behalf of all current and former owners of universal life insurance policies issued by the Company that state that “cost of insurance rates will be based on future expectations that include taxes.” The Plaintiff’s theory is that the
Company impermissibly failed to decrease the cost of insurance rates charged to these policy owners after the implementation of the Tax Cuts and Jobs Act of 2018. It is too early in the litigation to offer any reliable opinion about the scope of the class policies that may be at issue or the likely outcome.
(b)Guarantees
(I)Guarantee regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by
MFLP, a wholly owned unconsolidated financing entity.

Manulife Financial Corporation – Second Quarter 2026	99
The following tables present certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the three months ended June 30, 2026	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$1,196	$-	$1,196	$-
Total investment result	263	1,687	(528)	1,422	12
Other revenue	(2)	2,218	-	2,216	4
Net income (loss) attributed to shareholders and other equity holders	2,110	1,932	(1,932)	2,110	5

For the three months ended June 30, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$1,006	$-	$1,006	$-
Total investment result	260	1,548	(542)	1,266	13
Other revenue	2	1,850	(1)	1,851	(13)
Net income (loss) attributed to shareholders and other equity holders	1,789	1,614	(1,614)	1,789	(8)

For the six months ended June 30, 2026	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$2,360	$-	$2,360	$-
Total investment result	289	2,078	(528)	1,839	25
Other revenue	(21)	4,167	-	4,146	8
Net income (loss) attributed to shareholders and other equity holders	3,257	3,175	(3,175)	3,257	11

For the six months ended June 30, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$2,049	$-	$2,049	$-
Total investment result	264	1,184	(546)	902	25
Other revenue	3	3,835	(1)	3,837	(13)
Net income (loss) attributed to shareholders and other equity holders	2,274	2,196	(2,196)	2,274	(6)
Condensed Consolidated Statements of Financial Position Information

As at June 30, 2026	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$594	$485,183	$-	$485,777	$25
Insurance contract assets	-	209	-	209	-
Reinsurance contract held assets	-	65,063	-	65,063	-
Total other assets	103,756	122,626	(181,299)	45,083	977
Segregated funds net assets	-	497,862	-	497,862	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	438,177	-	438,177	-
Reinsurance contract held liabilities	-	3,607	-	3,607	-
Investment contract liabilities	-	14,465	-	14,465	-
Total other liabilities	52,025	142,227	(109,296)	84,956	707
Insurance contract liabilities for account of segregated fund holders	-	136,031	-	136,031	-
Investment contract liabilities for account of segregated fund holders	-	361,831	-	361,831	-

Manulife Financial Corporation – Second Quarter 2026	100

As at December 31, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$1,399	$458,529	$-	$459,928	$20
Insurance contract assets	-	194	-	194	-
Reinsurance contract held assets	-	60,881	-	60,881	-
Total other assets	63,341	47,566	(67,731)	43,176	965
Segregated funds net assets	-	461,254	-	461,254	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	411,532	-	411,532	-
Reinsurance contract held liabilities	-	3,273	-	3,273	-
Investment contract liabilities	-	14,137	-	14,137	-
Total other liabilities	14,618	68,845	(714)	82,749	701
Insurance contract liabilities for account of segregated fund holders	-	129,006	-	129,006	-
Investment contract liabilities for account of segregated fund holders	-	332,248	-	332,248	-
(II)Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 16.
Note 14    Segment and Geographic Reporting
The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, and defining strategies for services and distribution based on the profile and needs of its businesses and markets. The Company’s significant product and service offerings by the reporting segments are mentioned below.
Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors, pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance, and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife
Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; property and casualty reinsurance business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

Manulife Financial Corporation – Second Quarter 2026	101
The following tables present results by reporting segments and by geographical location.
(a)By Segment

For the three months ended June 30, 2026	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$920	$238	$115	$-	$11	$1,284
Annuities and pensions	(159)	56	15	-	-	(88)
Total insurance service result	761	294	130	-	11	1,196
Net investment income (loss)	5,870	2,163	1,962	(86)	382	10,291
Insurance finance income (expenses)
Life, health and property and casualty insurance	(4,777)	(1,842)	(2,096)	-	9	(8,706)
Annuities and pensions	(637)	59	326	-	-	(252)
Total insurance finance income (expenses)	(5,414)	(1,783)	(1,770)	-	9	(8,958)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	157	81	230	-	-	468
Annuities and pensions	122	(1)	(347)	-	-	(226)
Total reinsurance finance income (expenses)	279	80	(117)	-	-	242
Decrease (increase) in investment contract liabilities	(1)	(18)	(46)	(86)	(2)	(153)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	734	442	29	(172)	389	1,422
Other revenue	65	74	67	2,061	(51)	2,216
Other expenses	(92)	(179)	(43)	(1,264)	(96)	(1,674)
Interest expenses	(4)	(230)	(2)	(2)	(150)	(388)
Net income (loss) before income taxes	1,464	401	181	623	103	2,772
Income tax (expenses) recoveries	(230)	(70)	(28)	(103)	(23)	(454)
Net income (loss)	1,234	331	153	520	80	2,318
Less net income (loss) attributed to:
Non-controlling interests	126	-	-	6	5	137
Participating policyholders	46	25	-	-	-	71
Net income (loss) attributed to shareholders and other equity holders	$1,062	$306	$153	$514	$75	$2,110

For the three months ended June 30, 2025	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$553	$312	$15	$-	$26	$906
Annuities and pensions	18	58	24	-	-	100
Total insurance service result	571	370	39	-	26	1,006
Net investment income (loss)	3,521	1,273	1,776	(114)	340	6,796
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,792)	(1,083)	(1,953)	-	3	(5,825)
Annuities and pensions	358	202	92	2	-	654
Total insurance finance income (expenses)	(2,434)	(881)	(1,861)	2	3	(5,171)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(350)	69	267	-	4	(10)
Annuities and pensions	(52)	-	(137)	-	-	(189)
Total reinsurance finance income (expenses)	(402)	69	130	-	4	(199)
Decrease (increase) in investment contract liabilities	-	(28)	(35)	(96)	(1)	(160)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	685	433	10	(208)	346	1,266
Other revenue	(92)	85	33	1,902	(77)	1,851
Other expenses	(66)	(172)	(46)	(1,118)	(102)	(1,504)
Interest expenses	(6)	(190)	(5)	(1)	(156)	(358)
Net income (loss) before income taxes	1,092	526	31	575	37	2,261
Income tax (expenses) recoveries	(149)	(115)	5	(93)	14	(338)
Net income (loss)	943	411	36	482	51	1,923
Less net income (loss) attributed to:
Non-controlling interests	49	-	-	-	-	49
Participating policyholders	64	21	-	-	-	85
Net income (loss) attributed to shareholders and other equity holders	$830	$390	$36	$482	$51	$1,789

Manulife Financial Corporation – Second Quarter 2026	102

For the six months ended June 30, 2026	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,722	$466	$309	$-	$31	$2,528
Annuities and pensions	(312)	110	34	-	-	(168)
Total insurance service result	1,410	576	343	-	31	2,360
Net investment income (loss)	6,640	3,480	2,747	(252)	555	13,170
Insurance finance income (expenses)
Life, health and property and casualty insurance	(4,773)	(2,766)	(3,155)	-	16	(10,678)
Annuities and pensions	(1,341)	(26)	(13)	-	-	(1,380)
Total insurance finance income (expenses)	(6,114)	(2,792)	(3,168)	-	16	(12,058)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	175	155	545	-	-	875
Annuities and pensions	230	(1)	(93)	-	-	136
Total reinsurance finance income (expenses)	405	154	452	-	-	1,011
Decrease (increase) in investment contract liabilities	(4)	(34)	(47)	(196)	(3)	(284)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	927	808	(16)	(448)	568	1,839
Other revenue	99	149	105	4,047	(254)	4,146
Other expenses	(188)	(354)	(87)	(2,484)	(217)	(3,330)
Interest expenses	(8)	(453)	(5)	(3)	(308)	(777)
Net income (loss) before income taxes	2,240	726	340	1,112	(180)	4,238
Income tax (expenses) recoveries	(357)	(132)	(49)	(179)	33	(684)
Net income (loss)	1,883	594	291	933	(147)	3,554
Less net income (loss) attributed to:
Non-controlling interests	159	-	-	16	5	180
Participating policyholders	67	50	-	-	-	117
Net income (loss) attributed to shareholders and other equity holders	$1,657	$544	$291	$917	$(152)	$3,257
Total assets	$258,098	$169,962	$259,497	$360,281	$46,156	$1,093,994

For the six months ended June 30, 2025	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,211	$570	$141	$-	$(9)	$1,913
Annuities and pensions	(26)	117	45	-	-	136
Total insurance service result	1,185	687	186	-	(9)	2,049
Net investment income (loss)	4,604	2,481	2,482	(270)	445	9,742
Insurance finance income (expenses)
Life, health and property and casualty insurance	(4,116)	(1,902)	(3,652)	-	10	(9,660)
Annuities and pensions	1,171	57	(480)	2	-	750
Total insurance finance income (expenses)	(2,945)	(1,845)	(4,132)	2	10	(8,910)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(444)	141	589	-	4	290
Annuities and pensions	(187)	-	218	-	-	31
Total reinsurance finance income (expenses)	(631)	141	807	-	4	321
Decrease (increase) in investment contract liabilities	1	(46)	3	(212)	3	(251)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	1,029	731	(840)	(480)	462	902
Other revenue	(91)	159	58	3,877	(166)	3,837
Other expenses	(148)	(342)	(96)	(2,292)	(213)	(3,091)
Interest expenses	(13)	(404)	(8)	(2)	(310)	(737)
Net income (loss) before income taxes	1,962	831	(700)	1,103	(236)	2,960
Income tax (expenses) recoveries	(280)	(174)	167	(177)	50	(414)
Net income (loss)	1,682	657	(533)	926	(186)	2,546
Less net income (loss) attributed to:
Non-controlling interests	116	-	-	1	(2)	115
Participating policyholders	112	45	-	-	-	157
Net income (loss) attributed to shareholders and other equity holders	$1,454	$612	$(533)	$925	$(184)	$2,274
Total assets	$216,565	$162,365	$245,666	$310,125	$42,748	$977,469

Manulife Financial Corporation – Second Quarter 2026	103
(b)By Geographic Location

For the three months ended June 30, 2026	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$919	$234	$118	$13	$1,284
Annuities and pensions	(159)	56	15	-	(88)
Total insurance service result	760	290	133	13	1,196
Net investment income (loss)	5,870	2,395	2,015	11	10,291
Insurance finance income (expenses)
Life, health and property and casualty insurance	(4,776)	(1,842)	(2,088)	-	(8,706)
Annuities and pensions	(637)	59	326	-	(252)
Total insurance finance income (expenses)	(5,413)	(1,783)	(1,762)	-	(8,958)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	157	81	230	-	468
Annuities and pensions	122	(1)	(347)	-	(226)
Total reinsurance finance income (expenses)	279	80	(117)	-	242
Decrease (increase) in investment contract liabilities	(25)	(35)	(92)	(1)	(153)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$711	$657	$44	$10	$1,422
Other revenue	$466	$595	$1,182	$(27)	$2,216

For the three months ended June 30, 2025	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$554	$314	$11	$27	$906
Annuities and pensions	18	58	24	-	100
Total insurance service result	572	372	35	27	1,006
Net investment income (loss)	3,612	1,404	1,772	8	6,796
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,791)	(1,089)	(1,945)	-	(5,825)
Annuities and pensions	359	202	93	-	654
Total insurance finance income (expenses)	(2,432)	(887)	(1,852)	-	(5,171)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(350)	74	266	-	(10)
Annuities and pensions	(52)	-	(137)	-	(189)
Total reinsurance finance income (expenses)	(402)	74	129	-	(199)
Decrease (increase) in investment contract liabilities	(70)	(48)	(41)	(1)	(160)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$708	$543	$8	$7	$1,266
Other revenue	$241	$554	$997	$59	$1,851

For the six months ended June 30, 2026	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,723	$458	$306	$41	$2,528
Annuities and pensions	(312)	110	34	-	(168)
Total insurance service result	1,411	568	340	41	2,360
Net investment income (loss)	6,612	3,733	2,815	10	13,170
Insurance finance income (expenses)
Life, health and property and casualty insurance	(4,773)	(2,766)	(3,139)	-	(10,678)
Annuities and pensions	(1,341)	(26)	(13)	-	(1,380)
Total insurance finance income (expenses)	(6,114)	(2,792)	(3,152)	-	(12,058)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	175	155	545	-	875
Annuities and pensions	230	(1)	(93)	-	136
Total reinsurance finance income (expenses)	405	154	452	-	1,011
Decrease (increase) in investment contract liabilities	(78)	(69)	(135)	(2)	(284)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$825	$1,026	$(20)	$8	$1,839
Other revenue	$883	$1,173	$2,136	$(46)	$4,146

Manulife Financial Corporation – Second Quarter 2026	104

For the six months ended June 30, 2025	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,212	$565	$133	$3	$1,913
Annuities and pensions	(26)	117	45	-	136
Total insurance service result	1,186	682	178	3	2,049
Net investment income (loss)	4,665	2,680	2,373	24	9,742
Insurance finance income (expenses)
Life, health and property and casualty insurance	(4,115)	(1,908)	(3,637)	-	(9,660)
Annuities and pensions	1,172	57	(479)	-	750
Total insurance finance income (expenses)	(2,943)	(1,851)	(4,116)	-	(8,910)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(444)	146	588	-	290
Annuities and pensions	(187)	-	218	-	31
Total reinsurance finance income (expenses)	(631)	146	806	-	321
Decrease (increase) in investment contract liabilities	(133)	(86)	(30)	(2)	(251)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$958	$889	$(967)	$22	$902
Other revenue	$558	$1,147	$2,000	$132	$3,837
Note 15    Segregated Funds
The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual securities and mutual funds.
Segregated funds’ underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The
Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
As at June 30, 2026, these guarantees are recorded within the Company’s insurance contract liabilities and amount to $1,064
(December 31, 2025 – $1,266), of which $262 are reinsured (December 31, 2025 – $423). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. Insurance contract liabilities for account of segregated fund holders on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities.

Manulife Financial Corporation – Second Quarter 2026	105
Note 16    Information Provided in Connection with Investments in Deferred Annuity
Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance
Company (U.S.A.)
The following summarized financial information, presented in accordance with IFRS, and the related disclosure have been included in these Consolidated Financial Statements with respect to JHUSA pursuant to Rule 13-01 of Regulation S-X and
Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in certain of the MFC and its subsidiaries registration statements that are described below and relate to MFC’s guarantee of certain securities issued or to be issued by its subsidiaries. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 of the Company’s 2025 Annual Consolidated Financial Statements.

As at	June 30, 2026	December 31, 2025
Assets
Total invested assets(1)	$111,177	$107,703
Reinsurance contract held assets(2)	49,292	49,463
Other assets(3)	47,673	11,995
Segregated funds net assets	243,727	224,457
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders(4)	$149,530	$146,300
Investment contract liabilities(5)	6,665	6,131
Other liabilities(6)	45,381	7,471
Long-term debt	6,537	7,685
Capital instruments	6,942	6,342
Insurance contract liabilities for account of segregated fund holders	60,293	57,115
Investment contract liabilities for account of segregated fund holders	183,434	167,342
(1)Includes $(2,621) (December 31, 2025 – $(908)) cash loaned to (borrowed from) non-guarantor subsidiaries.
(2)Includes $9,550 (December 31, 2025 – $9,542) reinsurance contract held assets from intercompany transactions with non-guarantor subsidiaries.
(3)Includes $39,345 (December 31, 2025 – $3,866) due from non-guarantor subsidiaries.
(4)Includes $(25) (December 31, 2025 – $(22)) insurance contract liabilities (assets) from intercompany transactions with non-guarantor subsidiaries.
(5)Includes $604 (December 31, 2025 – $606) investment contract liabilities from intercompany transactions with non-guarantor subsidiaries.
(6)Includes $39,950 (December 31, 2025 – $1,737) due to non-guarantor subsidiaries.

	For the six months ended June 30, 2026	For the year ended December 31, 2025
Total insurance service result(1)	$226	$433
Total investment result(2)	208	(555)
Other revenue (expenses)(3)	(382)	(702)
Net income (loss) before income taxes	52	(824)
Income tax (expenses) recoveries	87	345
Net income (loss) after income taxes, before equity in net income (loss) of non-guarantor subsidiaries	139	(479)
Equity in net income (loss) of non-guarantor subsidiaries	3,745	6,083
Net income (loss)	$3,884	$5,604
(1)Includes $(11) intercompany insurance service result from non-guarantor subsidiaries for the six months ended June 30, 2026 (for the year ended December
31, 2025 – $53).
(2)Includes $247 intercompany investment income (loss) to non-guarantor subsidiaries for the six months ended June 30, 2026 (for the year ended December 31,
2025 – $599).
(3)Includes $172 other intercompany revenue (expenses) from non-guarantor subsidiaries for the six months ended June 30, 2026 (for the year ended December
31, 2025 – $441).

Manulife Financial Corporation – Second Quarter 2026	106
Note 17    Acquisition
PT Schroder Investment Management Indonesia
On March 31, 2026, the Company completed the acquisition of PT Schroder Investment Management Indonesia (“Schroders
Indonesia”) with $3.5 billion of assets under management as at March 31, 2026. The acquisition strengthens the Company’s position as the largest asset manager in Indonesia and enables the Company to deliver enhanced value to clients and stakeholders by leveraging the firm’s local expertise and client relationships.
Note 18    Comparatives
Certain comparative amounts have been reclassified to conform to the current period's presentation.
As disclosed in note 2 Accounting and Reporting Changes, comparative amounts in the Statements of Cash Flows have been reclassified and presented in accordance with amendments to IFRS 9 and IFRS 7.

Manulife Financial Corporation – Second Quarter 2026	107

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone: 416 926-3000
Website: www.manulife.com
INVESTOR RELATIONS
Financial analysts, portfolio
managers and other investors
requiring financial information
may contact our Investor Relations
Department or access our website
at www.manulife.com.
Email: investrel@manulife.com
SHAREHOLDER SERVICES
For information or assistance
regarding your share account,
including dividends, changes of
address or ownership, lost
certificates, to eliminate duplicate
mailings or to receive shareholder
material electronically, please
contact our Transfer Agents in
Canada, the United States, Hong
Kong or the Philippines. If you live
outside one of these countries, please
contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
TSX Trust Company
301 - 100 Adelaide St. West
Toronto, ON Canada M5H 4H1
Toll Free: 1 800 783-9495
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
TSX Trust Company offices are also
located in Montreal, Vancouver and
Calgary.
United States
Equiniti Trust Company, LLC
P.O. Box 500
Newark, NJ 07101
United States
Toll Free: 1 800 249-7702
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
Hong Kong
Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong
Telephone: 852 2980-1333
Email: is-enquiries@vistra.com
Website: srhk.vistra.com

Philippines
RCBC Trust Corporation
Stock Transfer Processing Section
Unit 08, 25th Floor
The Yuchengco Center
333 Senator Gil J. Puyat Avenue
corner Nicanor Garcia Street
Brgy Bel-Air, Makati City
Metro Manila, Philippines 1209
Telephone: 632 5318-8567
Email: rcbcstocktransfer@rcbc.com
Website: www.rcbc.com/stocktransfer
AUDITORS
Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
The following Manulife documents are
available online at www.manulife.com
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholders Reports
•Public Accountability Statement
•Sustainability Report

Rating

Financial strength is a key factor in generating new
business, maintaining and expanding distribution relations
and providing a base for expansion, acquisitions and
growth. As at June 30, 2026, Manulife had total capital of
C$86.8 billion, including C$52.3 billion of total shareholders’
and other equity holders’ equity. The Manufacturers Life
Insurance Company’s financial strength ratings are among
the strongest in the insurance industry. Rating agencies
include AM Best Company (“AM Best”), DBRS Limited and
affiliated entities (“Morningstar DBRS”), Fitch Ratings Inc.
(“Fitch”), Moody’s Investors Service Inc. (“Moody’s”), and
S&P Global Ratings (“S&P”).
As at August 5, 2026
Rating Agency	MLI Rating	Rank
S&P	AA-	(4th of 21 ratings)
Moody’s	Aa3	(4th of 21 ratings)
Fitch	AA	(3rd of 21 ratings)
Morningstar DBRS	AA	(3rd of 22 ratings)
AM Best	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close
prices, including the average daily trading volume for
Manulife Financial Corporation’s common stock on
the Canadian exchanges, the U.S. exchanges, The
Stock Exchange of Hong Kong and the Philippine
Stock Exchange for the third quarter. The common
stock symbol is MFC on all exchanges except Hong
Kong where it is 945.
As at June 30, 2026, there were 1,662 million common shares outstanding.
April 1 – June 30, 2026	Canada	U.S.	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$57.81	$41.12	$322.00	P 2,798
Low	$48.26	$34.78	$268.60	P 1,900
Close	$57.52	$40.51	$317.40	P 2,326
Average Daily Volume (000)	7,966	2,179	15	0.1

Manulife Financial Corporation – Second Quarter 2026	108
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the information when you want, no more waiting for the
mail.
The Manulife documents available electronically are:
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholder Reports
These documents will be available to you on our website
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meeting, including annual reports, will be available on the
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This information is also available for viewing or
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